FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

dated May 16, 2011

Commission File Number 1-15148

BRF–BRASIL FOODS S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of Registrant’s Name)

760 Av. Escola Politecnica
Jaguare 05350-000 Sao Paulo, Brazil
(Address of principal executive offices) (Zip code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

ITR – Quarterly Information – March 31, 2011 – BRF – BRASIL FOODS S.A.

Index

Identification
Capital Stock Composition	1

Individual FS
Balance Sheet Assets	2
Balance Sheet Liabilities	3
Statement of Income	5
Statement of Comprehensive Income	6
Statement of Cash Flows	7
Statement of Changes in Shareholders' Equity
Statement of Changes in Shareholders' Equity - from 01/01/2011 to 03/31/2011	8
Statement of Changes in Shareholders' Equity - from 01/01/2010 to 03/31/2010	9
Statement Added Value	10
Consolidated FS
Balance Sheet Assets	11
Balance Sheet Liabilities	12
Statement of Income	14
Statement of Comprehensive Income	15
Statement of Cash Flows	16
Statement of Changes in Shareholders' Equity
Statement of Changes in Shareholders' Equity - from 01/01/2011 to 03/31/2011	17
Statement of Changes in Shareholders' Equity - from 01/01/2010 to 03/31/2010	18
Statement of Value Added	19
Management Report / Comments on the Performance	20
Explanatory Notes	43
Declarations and Opinion
Report of Special Review	113
Opinion of the Fiscal Council	115
Statatement of Executive Board on the Quarterly Information	116
Statatement of Executive Board on the Independent Auditor's Report	117

ITR – Quarterly Information – March 31, 2011 – BRF – BRASIL FOODS S.A.

Identification / Capital Stock Composition

Number of Shares	Current quarter
(Units)	03/31/2011
Paid-in capital
Common	872.473.246
Preferred	0
Total	872.473.246
Treasury shares
Common	727.972
Preferred	0
Total	727.972

ITR – Quarterly Information – March 31, 2011 – BRF – BRASIL FOODS S.A.

Individual FS / Balance Sheet Assets

(in thousands of Brazilian Reais)

Account		Current Quarter	Previous Year
Code	Account Description	03/31/2011	12/31/2010
1	Total Assets	19,246,231	18,892,303
1.01	Current Assets	4,153,244	4,093,850
1.01.01	Cash and Cash Equivalents	130,699	211,159
1.01.02	Marketable Securities	679,088	622,130
1.01.02.01	Financial Investments Valued at Fair Value	679,061	622,103
1.01.02.01.01	Held for trading	677,139	620,424
1.01.02.01.02	Available for sale	1,922	1,679
1.01.02.02	Marketable Securities Valued at Amortized Cost	27	27
1.01.02.02.01	Held to maturity	27	27
1.01.03	Trade Accounts Receivable and Other Receivables	1,064,724	1,116,458
1.01.03.01	Trade Accounts Receivable	1,032,864	1,086,943
1.01.03.02	Notes Receivable	31,860	29,515
1.01.04	Inventories	971,105	879,841
1.01.05	Biological Assets	459,497	434,212
1.01.06	Recoverable Taxes	478,588	471,367
1.01.06.01	Current Tax Recoverable	478,588	471,367
1.01.07	Prepaid Expenses	19,747	15,850
1.01.08	Other Current Assets	349,796	342,833
1.01.08.02	Assets of Discontinued Operations	5,891	3,226
1.01.08.03	Others	343,905	339,607
1.01.08.03.01	Equity Interest Receivable	179,967	179,967
1.01.08.03.02	Derivatives	77,958	87,447
1.01.08.03.03	Others	85,980	72,193
1.02	Noncurrent Assets	15,092,987	14,798,453
1.02.01	Noncurrent Assets	1,332,849	1,400,225
1.02.01.03	Trade Accounts Receivable and Other Receivables	90,500	100,086
1.02.01.03.01	Trade Accounts Receivable	5,118	6,950
1.02.01.03.02	Notes Receivable	85,382	93,136
1.02.01.05	Biological Assets	165,515	159,022
1.02.01.06	Deferred Taxes	485,051	556,837
1.02.01.06.01	Income Tax and Social Contribution	485,051	556,837
1.02.01.07	Prepaid Expenses	88	224
1.02.01.08	Receivables from related parties	6,142	6,166
1.02.01.08.04	Receivables from related parties	6,142	6,166
1.02.01.09	Other Noncurrent Assets	585,553	577,890
1.02.01.09.03	Judicial Deposits	101,890	93,025
1.02.01.09.04	Recoverable Taxes	465,381	464,424
1.02.01.09.05	Others	18,282	20,441
1.02.02	Investments	8,984,916	8,674,306
1.02.02.01	Investiments	8,984,916	8,674,306
1.02.02.01.01	Equity in Affiliates	8,984,082	8,673,472
1.02.02.01.04	Other Participations	834	834
1.02.03	Property, Plant and Equipment, net	3,175,006	3,134,634
1.02.03.01	Fixed Asset in Operation	2,998,676	2,988,783
1.02.03.02	Fixed Asset Leased	7,594	8,286
1.02.03.03	Fixed Asset in Construction	168,736	137,565
1.02.04	Intangible	1,600,216	1,589,288
1.02.04.01	Intangibles	1,600,216	1,589,288
1.02.04.01.02	Software	74,952	63,968
1.02.04.01.03	Goodwill	1,520,488	1,520,488
1.02.04.01.04	Others	4,776	4,832

ITR – Quarterly Information – March 31, 2011 – BRF – BRASIL FOODS S.A.

Individual FS / Balance Sheet Liabilities

(in thousands of Brazilian Reais)

Account		Current Quarter	Previous Year
Code	Account Description	03/31/2011	12/31/2010
2	Total Liabilities	19.246.231	18.892.303
2.01	Current Liabilities	3.323.717	3.305.635
2.01.01	Social and Labor Obligations	85.250	87.601
2.01.01.01	Social Obligations	44.647	45.599
2.01.01.02	Labor Obligations	40.603	42.002
2.01.02	Trade Accounts Payable	1.049.476	1.098.375
2.01.02.01	Domestic Suppliers	1.015.655	1.060.671
2.01.02.02	Foreign Suppliers	33.821	37.704
2.01.03	Tax Obligations	64.165	68.868
2.01.03.01	Federal Tax Obligations	19.278	29.761
2.01.03.01.02	Other Federal	19.278	29.761
2.01.03.02	State Tax Obligations	44.404	38.568
2.01.03.03	Municipal Tax Obligations	483	539
2.01.04	Short Term Debts	993.220	913.517
2.01.04.01	Short Term Debts	993.220	913.517
2.01.04.01.01	Local Currency	699.953	661.698
2.01.04.01.02	Foreign Currency	293.267	251.819
2.01.05	Other Obligations	943.763	971.880
2.01.05.01	Liabilities with Related Parties	762.954	560.657
2.01.05.01.04	Other Liabilities with Related Parties	762.954	560.657
2.01.05.02	Others	180.809	411.223
2.01.05.02.01	Dividends Payable and Interest on Shareholders' Equity	2.120	193.098
2.01.05.02.04	Derivatives	72.537	80.488
2.01.05.02.05	Management and Employees Profit Sharing	38.002	80.349
2.01.05.02.06	Other Obligations	68.150	57.288
2.01.06	Provisions	187.843	165.394
2.01.06.01	Provisions for Tax, Civil and Labor Risks	187.843	165.394
2.01.06.01.01	Tax Provisions	8.215	8.094
2.01.06.01.02	Labor and Social Security Provisions	33.565	32.339
2.01.06.01.04	Provision for Civil Risk	3.123	3.420
2.01.06.01.05	Provisões para Férias e 13º Salário	142.940	121.541
2.02	Non-current Liabilities	1.909.597	1.957.701
2.02.01	Long-term Debt	1.302.056	1.314.878
2.02.01.01	Long-term Debt	1.302.056	1.314.878
2.02.01.01.01	Local Currency	626.522	702.960
2.02.01.01.02	Foreign Currency	675.534	611.918
2.02.02	Other Obligations	13.788	25.999
2.02.02.02	Others	13.788	25.999
2.02.02.02.05	Other Obligations	13.788	25.999
2.02.03	Deferred Taxes	268.578	303.105
2.02.03.01	Income Tax and Social Contribution	268.578	303.105
2.02.04	Provisions	325.175	313.719
2.02.04.01	Provisions for Tax, Civil and Labor Risks	325.175	313.719
2.02.04.01.01	Tax Provisions	178.693	174.563
2.02.04.01.02	Labor and Social Security Provisions	5.731	5.802
2.02.04.01.03	Provisions for Employee Benefits	115.461	110.403
2.02.04.01.04	Provision for Civil Risk	25.290	22.951
2.03	Shareholders' Equity	14.012.917	13.628.967
2.03.01	Paid-in Capital	12.460.471	12.460.471
2.03.02	Capital Reserves	72.625	69.353
2.03.02.01	Cost of Shares Issuance	64.230	62.767
2.03.02.04	Granted Options	8.395	6.586

ITR – Quarterly Information – March 31, 2011 – BRF – BRASIL FOODS S.A.

Individual FS / Balance Sheet Liabilities

(in thousands of Brazilian Reais)

Account		Current Quarter	Previous Year
Code	Account Description	03/31/2011	12/31/2010
2.03.04	Profit Reserves	1.064.000	1.063.949
2.03.04.01	Legal	111.215	111.215
2.03.04.02	Statutory	953.473	953.473
2.03.04.09	Treasury Shares	(688)	(739)
2.03.05	Accumulated Earning/Losses	383.468	0
2.03.08	Other Comprehensive Income	32.353	35.194

ITR – Quarterly Information – March 31, 2011 – BRF – BRASIL FOODS S.A.

Individual FS / Statement of Income

(in thousands of Brazilian Reais)

		Accumulated	Accumulated
		Current Year	Previous Year
Account	Account Description	01/01/2011 to	01/01/2010 to
Code		03/31/2011	03/31/2010
3.01	Net sales	2.932.791	2.443.656
3.02	Cost of sales	(2.371.481)	(2.066.517)
3.03	Gross profit	561.310	377.139
3.04	Operating income (expenses)	(121.114)	(246.539)
3.04.01	Sales	(339.062)	(305.001)
3.04.02	General and administrative	(50.192)	(38.980)
3.04.04	Other Operating Income	14.948	4.707
3.04.05	Other operating expenses	(66.897)	(47.869)
3.04.06	Equity interest in income of subsidiaries	320.089	140.604
3.05	Profit before Financial and Tax Results	440.196	130.600
3.06	Operating income	(22.886)	(103.507)
3.06.01	Financial income	56.441	214.970
3.06.02	Financial expenses	(79.327)	(318.477)
3.07	Income before taxes and participation of non-controlling shareholders'	417.310	27.093
3.08	Income and social contribution tax expense	(33.842)	34.026
3.08.02	Deferred income and social contribution tax expense (benefit)	(33.842)	34.026
3.09	Net income	383.468	61.119
3.11	Net income	383.468	61.119
3.99	Profit per share - (Reais / Share)
3.99.01.01	Earnings per share - basic	0,44	0,07
3.99.02.01	Earnings per share - diluted	0,44	0,07

ITR – Quarterly Information – March 31, 2011 – BRF – BRASIL FOODS S.A.

Individual FS / Statement of Comprehensive Income

(in thousands of Brazilian Reais)

		Accumulated	Accumulated
		Current Year	Previous Year
		01/01/2011 to	01/01/2010 to
Account Code	Account Description	03/31/2011	03/31/2010
4.01	Net income	383.468	61.119
4.02	Net income (loss) recored directly in the shareholders' equity	(2.841)	6.891
4.02.01	Loss in foreign currency translation adjustments	(161)	(5.362)
4.02.02	Unrealized gain (loss) in available for sale marketable securities	2.162	510
4.02.03	Unrealized gains (loss) in cash flow hedge	3.714	3.147
4.02.04	Actuarial loss	(8.556)	8.596
4.03	Comprehensive Income	380.627	68.010

ITR – Quarterly Information – March 31, 2011 – BRF – BRASIL FOODS S.A.

Individual FS   / Statement of Cash Flows

(in thousands of Brazilian Reais)

		Accumulated	Accumulated
		Current Year	Previous Year
Account		01/01/2011 to	01/01/2010 to
Code	Account Description	03/31/2011	03/31/2010
6.01	Net Cash Provided by Operating Activities	187.383	1.191.004
6.01.01	Cash from Operations	207.367	62.182
6.01.01.01	Net Income for the Year	383.468	61.119
6.01.01.03	Depreciation, Amortization and Depletion	91.460	79.889
6.01.01.04	Gain on Permanent Asset Disposals	(54)	13.711
6.01.01.05	Deferred Income Tax	33.839	(34.025)
6.01.01.06	Provision/Reversal for Contingencies	24.349	20.910
6.01.01.07	Other Provisions	2.460	(15.746)
6.01.01.08	Exchange Variations and Interest	(8.066)	76.928
6.01.01.09	Equity pick-Up	(320.089)	(140.604)
6.01.02	Changes in Operating Assets and Liabilities	(19.984)	1.128.822
6.01.02.01	Trade Accounts Receivable	57.802	392.736
6.01.02.02	Inventories	(89.524)	54.795
6.01.02.03	Trade Accounts Payable	(50.294)	(88.046)
6.01.02.04	Payment of Provisions for Tax, Civil and Labor Risks	(12.013)	(13.572)
6.01.02.05	Payroll and Related Charges	145.949	585.408
6.01.02.06	Investiment in Trading Securities	(679.406)	(518.482)
6.01.02.07	Redemption of Trading Securities	637.876	768.545
6.01.02.10	Other Financial Assets and Liabilities	1.538	4.496
6.01.02.11	Interest Paid	(31.912)	(57.058)
6.02	Net Cash Used in Investing Activities	(151.865)	(99.275)
6.02.03	Additions to Property, Plant and Equipment	(89.321)	(63.556)
6.02.04	Proceeds from Disposals of Property, Plant and Equipment	80	2.272
6.02.05	Cash of Merged Company	0	1.960
6.02.06	Additions to Intangible	(12.289)	(430)
6.02.07	Additions to Biological Assets	(50.335)	(39.521)
6.03	Net Cash (Used in) Provided by Financing Activities	(113.554)	(1.151.960)
6.03.01	Proceeds from Debt Issuance	269.241	177.188
6.03.02	Repayment of Debt	(173.495)	(569.345)
6.03.03	Interest on Shareholders' Equity Paid	(209.300)	(100.000)
6.03.04	Cost of Shares Issuance	0	(803)
6.03.05	Advance for Future Capital Increase	0	(659.000)
6.04	Effect of Exchange Rate Variation on Cash and Cash Equivalents	(2.424)	2.369
6.05	Net (Decrease) Increase in Cash	(80.460)	(57.862)
6.05.01	At the Beginning of the Year	211.159	223.434
6.05.02	At the End of the Year	130.699	165.572

ITR – Quarterly Information – March 31, 2011 – BRF – BRASIL FOODS S.A.

Individual FS   / Statement of Changes in Shareholders' Equity for the Period from

01/01/2011 to 03/31/2011

(in thousands of Brazilian Reais)

			Capital Reserves,
			Granted Options		Retained	Other	Total
Account		Capital	and Treasury	Profit	earning	Comprehensive	Shareholders'
Code	Account Description	Stock	Shares	Reserves	(losses)	Income	Equity
5.01	Opening Balance	12.460.471	68.614	1.064.688	0	35.194	13.628.967
5.03	Opening Balance Adjustment	12.460.471	68.614	1.064.688	0	35.194	13.628.967
5.04	Share-based Payments	0	3.323		0	0	3.323
5.04.03	Options Ggranted	0	3.272	0	0	0	3.272
5.04.05	Treasury Shares	0	51	0	0	0	51
5.05	Total Comprehensive Income	0	0	0	383.468	(2.841)	380.627
5.05.01	Net Income for the Year	0	0	0	383.468	0	383.468
5.05.02	Other Comprehensive Income	0	0	0	0	(2.841)	(2.841)
5.05.02.01	Adjustments of Financial Instruments	0	0	0	0	7.133	7.133
5.05.02.02	Tax Adjustments on Financial Instruments	0	0	0	0	(3.419)	(3.419)
5.05.02.03	Gain (Loss) in Foreign Currency Translation Adjustments	0	0	0	0	(161)	(161)
5.05.02.06	Unrealized Gain (Loss) in Available for Sale Marketable Securities	0	0	0	0	2.162	2.162
5.05.02.07	Actuarial loss,	0	0	0	0	(8.556)	(8.556)
5.07	Closing Balance	12.460.471	71.937	1.064.688	383.468	32.353	14.012.917

ITR – Quarterly Information – March 31, 2011 – BRF – BRASIL FOODS S.A.

Individual FS   / Statement of Changes in Shareholders' Equity for the Period from

01/01/2010 to 03/31/2010

(in thousands of Brazilian Reais)

			Capital Reserves,
			Granted Options		Retained	Other	Total
Account		Capital	and Treasury	Profit	earning	Comprehensive	Shareholders'
Code	Account Description	Stock	Shares	Reserves	(losses)	Income	Equity
5.01	Opening Balance	12.461.756	35.180	727.688	(186.131)	(47.555)	12.990.938
5.03	Opening Balance Adjustment	12.461.756	35.180	727.688	(186.131)	(47.555)	12.990.938
5.04	Share-based Payments	(803)	1.413	0	0	0	610
5.04.02	Cost of Shares Issuance	(803)	0	0	0	0	(803)
5.04.05	Treasury Shares	0	1.413	0	0	0	1.413
5.05	Total Comprehensive Income	0	0	0	42.644	6.891	49.535
5.05.01	Net Income for the Year	0	0	0	61.119	0	61.119
5.05.02	Other Comprehensive Income	0	0	0	(18.475)	6.891	(11.584)
5.05.02.01	Adjustments of Financial Instruments	0	0	0	0	4.767	4.767
5.05.02.02	Tax Adjustments on Financial Instruments	0	0	0	0	(1.620)	(1.620)
5.05.02.03	Gain (Loss) in Foreign Currency Translation Adjustments	0	0	0	0	(5.362)	(5.362)
5.05.02.06	Unrealized Gain (Loss) in Available for Sale Marketable Securities	0	0	0	0	510	510
5.05.02.07	Actuarial loss,	0	0	0	(18.475)	8.596	(9.879)
5.07	Closing Balance	12.460.953	36.593	727.688	(143.487)	(40.664)	13.041.083

ITR – Quarterly Information – March 31, 2011 – BRF – BRASIL FOODS S.A.

Individual FS / Statement of Value Added

(in thousands of Brazilian Reais)

		Accumulated	Accumulated
		Current Year	Previous Year
Account		01/01/2011 to	01/01/2010 to
Code	Account Description	03/31/2011	03/31/2010

7.01	Revenues	3.287.806	2.776.903
7.01.01	Sales of Goods, Products and Services	3.248.216	2.729.853
7.01.02	Other Income	(38.387)	(9.269)
7.01.03	Revenue related to construction of own assets	79.472	58.340
7.01.04	Allowance for doubtful accounts reversal (provisions)	(1.495)	(2.021)
7.02	Raw Material Acquired from Third Parties	(2.260.368)	(1.990.226)
7.02.01	Costs of Products and Goods Sold	(1.934.471)	(1.626.660)
7.02.02	Materials, Energy, Services of Third Parties and Others	(324.157)	(376.569)
7.02.03	Losses of Assets Values	(1.740)	13.003
7.03	Gross Value Added	1.027.438	786.677
7.04	Retentions	(91.460)	(79.889)
7.04.01	Depreciation and Amortization	(91.460)	(79.889)
7.05	Net Value Added	935.978	706.788
7.06	Received from Third Parties	376.543	355.613
7.06.01	Equity on Interest in Income of Associated Company	320.089	140.604
7.06.02	Financial Income	56.441	214.970
7.06.03	Others	13	39
7.07	Added Value to be Distributed	1.312.521	1.062.401
7.08	Distrbution of Value Added	1.312.521	1.062.401
7.08.01	Payroll	396.632	353.557
7.08.01.01	Salaries	324.980	290.861
7.08.01.02	Benefits	51.345	43.910
	Government Severance Indemnity Fund for employees
7.08.01.03	guarantee fund for length of service - FGTS	20.307	18.786
7.08.02	Taxes and Contribution	428.133	311.850
7.08.02.01	Federal	254.741	143.185
7.08.02.02	State	169.212	165.680
7.08.02.03	Municipal	4.180	2.985
7.08.03	Capital Remuneration from Third Parties	104.288	335.875
7.08.03.01	Interests	80.287	320.256
7.08.03.02	Rents	24.001	15.619
7.08.04	Interest on Own Capital	383.468	61.119
7.08.04.03	Retained earnings	383.468	61.119

ITR – Quarterly Information – March 31, 2011 – BRF – BRASIL FOODS S.A.

Consolidated FS   / Balance Sheet Assets

(in thousands of Brazilian Reais)

Account		Current Quarter	Previous Year
Code	Account Description	03/31/2011	12/31/2010
1	Total Assets	27.895.056	27.751.547
1.01	Current Assets	10.226.511	10.020.699
1.01.01	Cash and Cash Equivalents	2.093.783	2.310.643
1.01.02	Marketable Securities	1.226.353	1.032.375
1.01.02.01	Financial Investments Valued at Fair Value	1.190.068	1.013.768
1.01.02.01.01	Held for trading	685.115	623.512
1.01.02.01.02	Available for sale	504.953	390.256
1.01.02.02	Marketable Securities Valued at Amortized Cost	36.285	18.607
1.01.02.02.01	Held to maturity	36.285	18.607
1.01.03	Trade Accounts Receivable and Other Receivables	2.402.199	2.606.696
1.01.03.01	Trade Accounts Receivable	2.358.345	2.565.029
1.01.03.02	Notes Receivable	43.854	41.667
1.01.04	Inventories	2.417.855	2.135.809
1.01.05	Biological Assets	972.046	900.681
1.01.06	Recoverable Taxes	727.716	695.892
1.01.06.01	Current Tax Recoverable	727.716	695.892
1.01.07	Prepaid Expenses	21.499	17.012
1.01.08	Other Current Assets	365.060	321.591
1.01.08.02	Assets of Discontinued Operations	64.910	62.245
1.01.08.03	Others	300.150	259.346
1.01.08.03.01	Derivatives	85.442	98.596
1.01.08.03.02	Others	214.708	160.750
1.02	Noncurrent Assets	17.668.545	17.730.848
1.02.01	Noncurrent Assets	4.301.609	4.399.259
1.02.01.02	Marketable Securities Valued at Amortized Cost	190.972	209.084
1.02.01.02.01	Held to maturity	190.972	209.084
1.02.01.03	Trade Accounts Receivable and Other Receivables	90.500	100.086
1.02.01.03.01	Trade Accounts Receivable	5.118	6.950
1.02.01.03.02	Notes Receivable	85.382	93.136
1.02.01.05	Biological Assets	381.536	377.684
1.02.01.06	Deferred Taxes	2.446.079	2.487.612
1.02.01.06.01	Income Tax and Social Contribution	2.446.079	2.487.612
1.02.01.07	Prepaid Expenses	261	391
1.02.01.09	Other Noncurrent Assets	1.192.261	1.224.402
1.02.01.09.03	Judicial Deposits	211.469	234.085
1.02.01.09.04	Recoverable Taxes	780.275	767.407
1.02.01.09.05	Others	200.517	222.910
1.02.02	Investments	19.531	17.494
1.02.02.01	Investiments	19.531	17.494
1.02.02.01.01	Equity in Affiliates	18.637	16.467
1.02.02.01.04	Other Participations	894	1.027
1.02.03	Property, Plant and Equipment, net	9.104.964	9.066.831
1.02.03.01	Fixed Asset in Operation	8.792.855	8.809.416
1.02.03.02	Fixed Asset Leased	7.594	8.286
1.02.03.03	Fixed Asset in Construction	304.515	249.129
1.02.04	Intangible	4.242.441	4.247.264
1.02.04.01	Intangibles	1.408.922	1.414.290
1.02.04.01.02	Software	109.102	100.339
1.02.04.01.03	Brands	1.256.000	1.256.000
1.02.04.01.04	Others	43.820	57.951
1.02.04.02	Goodwill	2.833.519	2.832.974

ITR – Quarterly Information – March 31, 2011 – BRF – BRASIL FOODS S.A.

Consolidated FS   / Balance Sheet Liabilities

(in thousands of Brazilian Reais)

Account		Current Quarter	Previous Year
Code	Account Description	03/31/2011	12/31/2010
2	Total Liabilities	27.895.056	27.751.547
2.01	Current Liabilities	5.469.941	5.686.384
2.01.01	Social and Labor Obligations	126.463	133.014
2.01.01.01	Social Obligations	45.939	47.220
2.01.01.02	Labor Obligations	80.524	85.794
2.01.02	Trade Accounts Payable	2.038.982	2.059.196
2.01.02.01	Domestic Suppliers	1.904.821	1.953.379
2.01.02.02	Foreign Suppliers	134.161	105.817
2.01.03	Tax Obligations	171.179	210.832
2.01.03.01	Federal Tax Obligations	69.554	210.832
2.01.03.01.01	Income Tax and Social Contribution Payable	17.914	0
2.01.03.01.02	Other Federal	51.640	210.832
2.01.03.02	State Tax Obligations	101.142	0
2.01.03.03	Municipal Tax	483	0
2.01.04	Short Term Debts	2.246.045	2.227.713
2.01.04.01	Short Term Debts	2.246.045	2.227.713
2.01.04.01.01	Local Currency	1.554.976	1.536.419
2.01.04.01.02	Foreign Currency	691.069	691.294
2.01.05	Other Obligations	450.251	736.147
2.01.05.02	Others	450.251	736.147
2.01.05.02.01	Dividends Payable and Interest on Shareholders' Equity	2.120	193.098
2.01.05.02.04	Derivatives	77.592	82.164
2.01.05.02.05	Management and Employees Profit Sharing	53.909	111.345
2.01.05.02.06	Other Obligations	316.630	349.540
2.01.06	Provisions	437.021	319.482
2.01.06.01	Provisions for Tax, Civil and Labor Risks	437.021	319.482
2.01.06.01.01	Tax Provisions	55.355	9.928
2.01.06.01.02	Labor and Social Security Provisions	53.380	48.362
2.01.06.01.04	Provision for Civil Risk	36.607	6.848
2.01.06.01.05	Provisões para Férias e 13º Salário	291.679	254.344
2.02	Non-current Liabilities	8.401.548	8.428.645
2.02.01	Long-term Debt	5.087.061	4.975.226
2.02.01.01	Long-term Debt	5.087.061	4.975.226
2.02.01.01.01	Local Currency	1.543.886	1.679.654
2.02.01.01.02	Foreign Currency	3.543.175	3.295.572
2.02.02	Other Obligations	457.930	489.504
2.02.02.02	Others	457.930	489.504
2.02.02.02.01	Obrigações por Pagamentos Baseados em Ações	1.199	1.265
2.02.02.02.05	Other Obligations	456.731	488.239
2.02.03	Deferred Taxes	1.674.544	1.635.677
2.02.03.01	Income Tax and Social Contribution	1.674.544	1.635.677
2.02.04	Provisions	1.182.013	1.328.238
2.02.04.01	Provisões Fiscais Previdenciárias Trabalhistas e Cíveis	1.182.013	1.328.238
2.02.04.01.01	Provisões Fiscais	820.723	850.019
2.02.04.01.02	Provisões Previdenciárias e Trabalhistas	54.383	67.790
2.02.04.01.03	Provisões para Benefícios a Empregados	286.591	274.498
2.02.04.01.04	Provisões Cíveis	20.316	135.931
2.03	Shareholders' Equity	14.023.567	13.636.518
2.03.01	Paid-in Capital	12.460.471	12.460.471
2.03.02	Capital Reserves	72.625	69.353
2.03.02.01	Cost of Shares Issuance	64.230	62.767
2.03.02.04	Granted Options	8.395	6.586
2.03.04	Profit Reserves	1.064.000	1.063.949

ITR – Quarterly Information – March 31, 2011 – BRF – BRASIL FOODS S.A.

Consolidated FS   / Balance Sheet Liabilities

(in thousands of Brazilian Reais)

Account		Current Quarter	Previous Year
Code	Account Description	03/31/2011	12/31/2010
2.03.04.01	Legal	111.215	111.215
2.03.04.02	Statutory	953.473	953.473
2.03.04.09	Treasury Shares	(688)	(739)
2.03.05	Accumulated Earning/Losses	383.468	0
2.03.08	Other Comprehensive Income	32.353	35.194
2.03.09	Non-controlling interest	10.650	7.551

ITR – Quarterly Information – March 31, 2011 – BRF – BRASIL FOODS S.A.

Consolidated FS   / Statement of Income

(in thousands of Brazilian Reais)

		Accumulated	Accumulated
		Current Year	Previous Year
Account		01/01/2011 to	01/01/2010 to
Code	Account Description	03/31/2011	03/31/2010
3.01	Net sales	6.020.494	5.047.371
3.02	Cost of sales	(4.474.918)	(3.922.557)
3.03	Gross profit	1.545.576	1.124.814
3.04	Operating income (expenses)	(1.020.582)	(914.214)
3.04.01	Sales	(854.954)	(788.405)
3.04.02	General and administrative	(84.076)	(67.165)
3.04.04	Other Operating Income	57.349	28.710
3.04.05	Other operating expenses	(140.976)	(89.261)
3.04.06	Equity interest in income of subsidiaries	2.075	1.907
3.05	Profit before Financial and Tax Results	524.994	210.600
3.06	Operating income	(52.264)	(151.828)
3.06.01	Financial income	157.728	392.167
3.06.02	Financial expenses	(209.992)	(543.995)
3.07	Income before taxes and participation of non-controlling shareholders'	472.730	58.772
3.08	Income and social contribution tax expense	(85.985)	2.273
3.08.01	Income and social contribution tax expense	(4.775)	(12.709)
3.08.02	Deferred income and social contribution tax expense (benefit)	(81.210)	14.982
3.09	Net income	386.745	61.045
3.11	Net income	386.745	61.045
3.11.01	BRF shareholders	383.468	61.119
3.11.02	Non-controlling shareholders	3.277	(74)
3.99	Profit per share - (Reais / Share)
3.99.01.01	Earnings per share - basic	0,44	0,07
3.99.02.01	Earnings per share - diluted	0,44	0,07

ITR – Quarterly Information – March 31, 2011 – BRF – BRASIL FOODS S.A.

Consolidated FS   / Statement of Comprehensive Income

(in thousands of Brazilian Reais)

		Accumulated	Accumulated
		Current Year	Previous Year
Account	Account Description	01/01/2011 to	01/01/2010 to
Code		03/31/2011	03/31/2010
4.01	Net income	386.745	61.045
4.02	Net income (loss) recored directly in the shareholders' equity	(2.841)	6.891
4.02.01	Loss in foreign currency translation adjustments	(161)	(5.362)
4.02.02	Unrealized gain in available for sale marketable securities	2.162	510
4.02.03	Unrealized gains in cash flow hedge	3.714	3.147
4.02.04	Actuarial loss	(8.556)	8.596
4.03	Comprehensive Income	383.904	67.936
4.03.01	BRF shareholders	380.627	68.010
4.03.02	Non-controlling shareholders	3.277	(74)

ITR – Quarterly Information – March 31, 2011 – BRF – BRASIL FOODS S.A.

Consolidated FS   / Statement of Cash Flows

(in thousands of Brazilian Reais)

		Accumulated	Accumulated
		Current Year	Previous Year
Account		01/01/2011 to	01/01/2010 to
Code	Account Description	03/31/2011	03/31/2010

6.01	Net Cash Provided by Operating Activities	62.237	248.643
6.01.01	Cash from Operations	731.165	409.780
6.01.01.01	Net Income for the Year	383.468	61.119
6.01.01.02	Non-controlling Shareholders	3.277	(74)
6.01.01.03	Depreciation, Amortization and Depletion	220.249	179.607
6.01.01.04	Gain on Permanent Asset Disposals	19.157	36.077
6.01.01.05	Deferred Income Tax	76.980	(20.071)
6.01.01.06	Provision/Reversal for Contingencies	23.285	32.176
6.01.01.07	Other Provisions	6.160	(12.817)
6.01.01.08	Exchange Variations and Interest	664	135.670
6.01.01.09	Equity pick-Up	(2.075)	(1.907)
6.01.02	Changes in Operating Assets and Liabilities	(668.928)	(161.137)
6.01.02.01	Trade Accounts Receivable	235.381	(133.093)
6.01.02.02	Inventories	(280.856)	36.233
6.01.02.03	Trade Accounts Payable	(27.797)	(122.365)
6.01.02.04	Payment of Provisions for Tax, Civil and Labor Risks	(96.488)	(13.738)
6.01.02.05	Payroll and Related Charges	(235.905)	(107.356)
6.01.02.06	Investiment in Trading Securities	(684.634)	(573.382)
6.01.02.07	Redemption of Trading Securities	638.419	901.152
6.01.02.08	Investment in Available for Sale	(716.583)	(252.331)
6.01.02.09	Redemptions of Available for Sale	612.714	304.503
6.01.02.10	Other Financial Assets and Liabilities	8.582	6.239
6.01.02.11	Interest Paid	(121.761)	(206.999)
6.02	Net Cash Used in Investing Activities	(275.871)	(163.886)
6.02.02	Redemptions in Marketable Securities	1.956	2.068
6.02.03	Additions to Property, Plant and Equipment	(152.178)	(84.917)
6.02.04	Proceeds from Disposals of Property, Plant and Equipment	278	2.350
6.02.06	Additions to Intangible	(16.632)	(772)
6.02.07	Additions to Biological Assets	(109.295)	(82.615)
6.03	Net Cash (Used in) Provided by Financing Activities	28.024	(695.076)
6.03.01	Proceeds from Debt Issuance	610.034	1.768.315
6.03.02	Repayment of Debt	(372.710)	(2.362.588)
6.03.03	Interest on Shareholders' Equity Paid	(209.300)	(100.000)
6.03.04	Cost of Shares Issuance	0	(803)
6.04	Effect of Exchange Rate Variation on Cash and Cash Equivalents	(31.250)	(13.160)
6.05	Net (Decrease) Increase in Cash	(216.860)	(623.479)
6.05.01	At the Beginning of the Year	2.310.643	1.898.240
6.05.02	At the End of the Year	2.093.783	1.274.761

ITR – Quarterly Information – March 31, 2011 – BRF – BRASIL FOODS S.A.

Consolidated FS / Statement of Changes in Shareholders' Equity for the Period from

01/01/2011 to 03/31/2011

(in thousands of Brazilian Reais)

			Capital Reserves,				Total Parent
			Granted Options		Retained	Other	Company	Non-	Total
Account		Capital	and Treasury	Profit	earning	Comprehensive	Shareholders'	cotrolling	Shareholders'
Code	Account Description	Stock	Shares	Reserves	(losses)	Income	Equity	Interest	Equity
5.01	Opening Balance	12.460.471	68.614	1.064.688	0	35.194	13.628.967	7.551	13.636.518
5.03	Opening Balance Adjustment	12.460.471	68.614	1.064.688	0	35.194	13.628.967	7.551	13.636.518
5.04	Share-based Payments	0	3.323		0	0	3.323	0	3.323
5.04.03	Options granted	0	3.272	0	0	0	3.272	0	3.272
5.04.05	Treasury Shares	0	51	0	0	0	51	0	51
5.05	Total Comprehensive Income	0	0	0	383.468	(2.841)	380.627	3.099	383.726
5.05.01	Net Income for the Year	0	0	0	383.468	0	383.468	3.277	386.745
5.05.02	Other Comprehensive Income	0	0	0	0	(2.841)	(2.841)	(178)	(3.019)
5.05.02.01	Adjustments of Financial Instruments	0	0	0	0	7.133	7.133	0	7.133
5.05.02.02	Tax Adjustments on Financial Instruments	0	0	0	0	(3.419)	(3.419)	0	(3.419)
5.05.02.03	Gain (Loss) in Foreign Currency Translation Adjustments	0	0	0	0	(161)	(161)	(178)	(339)
5.05.02.06	Unrealized Gain (Loss) in Available for Sale Marketable Securities	0	0	0	0	2.162	2.162	0	2.162
5.05.02.07	Actuarial Loss	0	0	0	0	(8.556)	(8.556)	0	(8.556)
5.07	Closing Balance	12.460.471	71.937	1.064.688	383.468	32.353	14.012.917	10.650	14.023.567

ITR – Quarterly Information – March 31, 2011 – BRF – BRASIL FOODS S.A.

Consolidated FS / Statement of Changes in Shareholders' Equity for the Period from

01/01/2010 to 03/31/2010

(in thousands of Brazilian Reais)

			Capital Reserves,				Total Parent
			Granted Options		Retained	Other	Company	Non-	Total
Account		Capital	and Treasury	Profit	earning	Comprehensive	Shareholders'	cotrolling	Shareholders'
Code	Account Description	Stock	Shares	Reserves	(losses)	Income	Equity	Interest	Equity
5.01	Opening Balance	12.461.756	35.180	727.688	(186.131)	(47.555)	12.990.938	4.721	12.995.659
5.03	Opening Balance Adjustment	12.461.756	35.180	727.688	(186.131)	(47.555)	12.990.938	4.721	12.995.659
5.04	Share-based Payments	(803)	1.413	0	0	0	610	0	610
5.04.02	Cost of Shares Issuance	(803)	0	0	0	0	(803)	0	(803)
5.04.05	Treasury Shares	0	1.413	0	0	0	1.413	0	1.413
5.05	Total Comprehensive Income	0	0	0	42.644	6.891	49.535	(518)	49.017
5.05.01	Net Income for the Year	0	0	0	61.119	0	61.119	(74)	61.045
5.05.02	Other Comprehensive Income	0	0	0	(18.475)	6.891	(11.584)	(444)	(12.028)
5.05.02.01	Adjustments of Financial Instruments	0	0	0	0	4.767	4.767	0	4.767
5.05.02.02	Tax Adjustments on Financial Instruments	0	0	0	0	(1.620)	(1.620)	0	(1.620)
5.05.02.03	Gain (Loss) in Foreign Currency Translation Adjustments	0	0	0	0	(5.362)	(5.362)	(444)	(5.806)
5.05.02.06	Unrealized Gain (Loss) in Available for Sale Marketable Securities	0	0	0	0	510	510	0	510
5.05.02.07	Actuarial Loss	0	0	0	(18.475)	8.596	(9.879)	0	(9.879)
5.07	Closing Balance	12.460.953	36.593	727.688	(143.487)	(40.664)	13.041.083	4.203	13.045.286

ITR – Quarterly Information – March 31, 2011 – BRF – BRASIL FOODS S.A.

Consolidated FS / Statement of Value Added

(in thousands of Brazilian Reais)

		Accumulated	Accumulated
		Current Year	Previous Year
Account		01/01/2011 to	01/01/2010 to
Code	Account Description	03/31/2011	03/31/2010
7.01	Revenues	6.804.475	5.716.083
7.01.01	Sales of Goods, Products and Services	6.726.331	5.683.200
7.01.02	Other Income	(29.632)	(34.367)
7.01.03	Revenue related to construction of own assets	115.278	73.719
7.01.04	Allowance for doubtful accounts reversal (provisions)	(7.502)	(6.469)
7.02	Raw Material Acquired from Third Parties	(4.315.287)	(3.820.161)
7.02.01	Costs of Products and Goods Sold	(3.478.396)	(2.864.475)
7.02.02	Materials, Energy, Services of Third Parties and Others	(836.415)	(963.263)
7.02.03	Losses of Assets Values	(476)	7.577
7.03	Gross Value Added	2.489.188	1.895.922
7.04	Retentions	(220.249)	(179.607)
7.04.01	Depreciation and Amortization	(220.249)	(179.607)
7.05	Net Value Added	2.268.939	1.716.315
7.06	Received from Third Parties	159.818	394.137
7.06.01	Equity on Interest in Income of Associated Company	2.075	1.907
7.06.02	Financial Income	157.728	392.167
7.06.03	Others	15	63
7.07	Added Value to be Distributed	2.428.757	2.110.452
7.08	Distrbution of Value Added	2.428.757	2.110.452
7.08.01	Payroll	829.231	715.706
7.08.01.01	Salaries	698.776	575.313
7.08.01.02	Benefits	93.098	101.960
	Government Severance Indemnity Fund for employees
7.08.01.03	guarantee fund for length of service - FGTS	37.357	38.433
7.08.02	Taxes and Contribution	935.854	766.215
7.08.02.01	Federal	604.928	456.285
7.08.02.02	State	326.748	306.664
7.08.02.03	Municipal	4.178	3.266
7.08.03	Capital Remuneration from Third Parties	276.927	567.486
7.08.03.01	Interests	210.952	549.298
7.08.03.02	Rents	65.975	18.188
7.08.04	Interest on Own Capital	386.745	61.045
7.08.04.03	Retained earnings	383.468	61.119
7.08.04.04	Non-controlling interest	3.277	(74)

ITR – Quarterly Information – March 31, 2011 – BRF – BRASIL FOODS S.A.

Management   Report / Comments on the Performance

1st Quarter 2011

Dear Shareholders

BRF – Brasil Foods S.A. (BM&FBOVESPA: BRFS3 and NYSE: BRFS) first quarter 2011 financial results reflect a good performance thanks to the efforts at all the company’s business units as well as the capture of synergies which have already been incorporated since the anti-trust authority (CADE) gave us a degree of flexibility.

Net sales reached R$ 6.0 billion, a year-on-year growth of 19.3%, resulting in gross profit of R$ 1.5 billion, 37.4% higher, with a gross margin of 25.7%. EBITDA reached R$ 816.4 million, equivalent to a record EBITDA margin of 13.6%, reflecting a gain of 480 basis points.  Net profit was 527.4% higher, amounting to R$ 383.5 million, representing a net margin of 6.4%.

This good operating result for 1Q11 was driven by the following factors: (i) successful strategy for the acquisition of inputs in a trading  environment of higher commodity prices, offsetting the specific effects in the quarter, (ii) better management of the Company’s cost and expenses, (iii) continuing capture of synergies in areas authorized by the anti-trust agency and (iv) better performance in the export market, the division which most contributed to the  4.8 percentage point improvement in EBITDA margin.

Demand in the Brazilian market remains positive for food due to the favorable macroeconomic environment which is benefiting growth in the sale of processed products and consequently, improved profitability. Although representing a smaller relative share, the market for in-natura meat also reported a good performance.

On the external front, improved demand was an important factor in restoring profitability to historical levels, also supported by joint operations between BRF and Sadia.

In addition, Fitch Ratings assigned an investment grade rating to BRF, this being instrumental in providing the company with greater  opportunity, visibility and ease of investor access and thus confirming the strategic focus of a world class company.

We are leading a new cycle of company growth within the limits laid down by the Transaction Reversibility Preservation Agreement (Apro) while we await a final decision from the Administrative Council for Economic Defense (CADE) on the merger.

ITR – Quarterly Information – March 31, 2011 – BRF – BRASIL FOODS S.A.

Management   Report / Comments on the Performance

During this transition period, we are continuing to grow in both domestic and export markets with efficiency, gaining in scale and profitability, as well as implementing our long-term strategic plan – BRF 15. In accordance with this strategic plan, we continue alert to the opportunities in the global food market in alignment with our strategy and confident in the world tendency for growth in the demand for our products.

São Paulo, May 2011.

José Antonio do Prado Fay

Chief Executive Officer

Luiz Fernando Furlan Co-Chairman of the Board of Directors	Nildemar Secches Co-Chairman of the Board of Directors

ITR – Quarterly Information – March 31, 2011 – BRF – BRASIL FOODS S.A.

Management   Report / Comments on the Performance

FINANCIAL INFORMATION - 1Q 2011

        Net sales totaled R$ 6.0 billion, a growth of 19.3%, result of the good performance reported for both the domestic and export markets.

        Sales volumes of meats, dairy products and other processed products amounted 1.4 million tons, 6.2% higher, the domestic market spearheading this demand.

        Gross profits amounted to R$ 1.5 billion, a 37.4% increase.

        EBITDA reached R$ 816.4 million, an 83.8% higher than the first quarter in 2010, on the back of the good performance in our chosen markets and the incorporation of the first phase in the capture of synergies - this despite the pressure on costs of corn and soybean prices in the period.

        Net income was R$ 383.5 million against a result of R$ 61.1 million posted in 1Q10, a reflection of the excellent operational performance.

Financial trading volume in the Company’s shares reached an average of US$ 62.3 million/day for the year, 37% better than 1Q10.

HIGHLIGHTS - R$ Million	1Q11	1Q10	% Ch.

Net Sales	6,020	5,047	19
Domestic Market	3,592	2,985	20
Exports	2,428	2,062	18
Gross Sales	1,546	1,125	37
Gross Margin	25.7%	22.3%	340 bps
EBIT	525	211	149
Net Income	383	61	527
Net Margin	6.4%	1.2%	520 bps
EBITDA	816	444	84
EBITDA Margin	13.6%	8.8%	480 bps
Earnings per Share (1)	0.44	0.07	527

(1) Consolidated earnings per share (in R$), excluding treasury shares and considering the split stock (april/2010)

(The variations commented in this report are comparisons with the 1st quarter 2011 in relation to the 1st quarter 2010. Sadia’s results have been incorporated since July 2009. Consequently, all the Company’s results are fully consolidated).

ITR – Quarterly Information – March 31, 2011 – BRF – BRASIL FOODS S.A.

Management   Report / Comments on the Performance

SECTORAL PERFORMANCE

Global Economy – During 1Q11, the rate of growth in the world economy remained very close to that registered at the end of 2010, driven mainly by emerging market countries. One of the prime concerns during the period was inflation due to energy and foodstuffs costs increase. In this context, the central banks of Europe as well as countries such as China, India, Russia, Brazil and Chile all embarked on a process of monetary tightening.

Exports – Export volumes of Brazilian chicken meat during 1Q11 was 10.7% higher than for the same period last year. Physical shipments of pork and beef were down 2% and 16.6% respectively, on the same comparative basis. Average export prices rose significantly for these three segments (18% for chicken meat, 13% for pork and 39% in the case of beef) when compared with 1Q11 against 1Q10. As a result export revenues were higher than those registered in the first three months of 2010 - 31% for chicken meat, 11% for pork and 16%, beef.

Domestic Economy – Macro-prudential measures adopted by the outgoing government towards the end of 2010 combined with increases in the basic Selic interest rate in the first quarter of this year provoked the first signs of moderation in the rhythm of expansion of the Brazilian economy. The main concern of the new government was also to take steps towards countering high inflation rates driven by commodity prices, monitored prices (urban transportation, principally) and services (education, health, etc). Nevertheless, the consumer confidence index remained at a positive level in March (120.1 according to the São Paulo Commercial Association - ACSP) while the unemployment rate was 6.5% in March this year, below the 7.6% reported in March 2010 and thus keeping consumer optimistic.

Raw Materials – Between January and March 2011, average domestic corn prices were 69% higher than 1Q10, a similar trend being seen in average soybean prices (32%). Both commodities also registered increases of 10% and 1% respectively between 4Q10 and 1Q11, these increases similarly driven by the appreciation in the Real, the rise in oil prices, the tightening in the supply-demand binomial and excessive liquidity due to reduced rates of interest.

ITR – Quarterly Information – March 31, 2011 – BRF – BRASIL FOODS S.A.

Management   Report / Comments on the Performance

INVESTMENTS AND PROJECTS

Investments during the quarter amounted to R$ 278.1 million and were directed to projects involving improvements, replacements and productivity including investments in breeder stock amounting to R$ 109.3 million.  Important to note that investments are currently restricted while a ruling from CADE is pending.

The principal investments involved the units of Santa Catarina, Paraná, Rio Grande do Sul and the Midwest, as well as investments in the logistics and the supply chain.

Hog slaughtering operations under the agreement signed with Cooperativa Coopercampos of Santa Catarina are scheduled to begin in 2Q11 with the focus on pork exports.

Investments – Proforma

1Q11: R$168.8 million

ITR – Quarterly Information – March 31, 2011 – BRF – BRASIL FOODS S.A.

Management   Report / Comments on the Performance

OPERATING PERFORMANCE

Production

Meat production recorded output 8% higher than the same period in 2010. The dairy product operation posted a growth of 13% and an even greater increase for UHT milk products.

PRODUCTION	1Q11	1Q10	Ch. %

Poultry Slaughter (million heads)	426	385	11
Pork / Cattle Slaughter (thousand heads)	2,650	2,526	5
Production (thousand tons)			-
Meats	1,011	941	8
Dairy Products	283	251	13
Other Processed Products	111	107	3
Feed and Premix (thousand tons)	2,682	2,599	3

Domestic Market

Net sales totaled R$ 3.6 billion, 20.4% higher than in 1Q10. The highlight for the quarter was in processed products which recorded growth of 16.8% with good profitability. The good first quarter performance confirms the capacity of our brands to hold their margins despite sharp increases in costs, principally those of grains. The markets for in-natura products remained strong with healthy margins.

The Company also reported an outstanding result in the Food Services businesses where there was a 28.4% increase in sales in relation to last year, the focus being on the growth in processed products and Global Accounts and above the market as a whole. Such a consistent performance was supported in the domestic market by the increase in disposable incomes and by increased food consumption in the away-from- home segment, driven by demand from the emerging class C population grouping. This performance was reflected in margins sustained at significant levels.

Meats – With sales rising 27.5%, volumes up 10.7% with a good improvement in sales mix and higher average prices, the highlights in this segment were a better processed product mix and an increase in the relative participation of  in-natura sales of poultry and pork meats, more especially in the form of special cuts.

Dairy Products – Dairy product volumes were 8.7% higher while sales revenue was up by 16.2% against average prices 6.9% higher. Even though sales performance improved, prices paid by industry to producers pushed costs, and then the margins.

ITR – Quarterly Information – March 31, 2011 – BRF – BRASIL FOODS S.A.

Management   Report / Comments on the Performance

Other processed products – With sales 1.2% up and volumes down 6.7%, the other processed products segment turned in an adequate performance, principally in the case of pastas, pizzas and margarines.

	THOUSAND TONS				R$ MILLION

Domestic Market	1Q11	1Q10	Ch. %	1Q11	1Q10	Ch. %

Meats	456	412	11	2,360	1,850	28
In Natura	102	83	23	546	362	51
Poultry	68	49	38	331	185	78
Pork/Beef	34	33	1	215	177	21
Elaborated/Processed (meats)	355	330	8	1,814	1,488	22
Dairy Products	280	257	9	628	540	16
Milk	226	207	10	432	370	17
Dairy Products/Juice/Others	53	51	5	196	171	15
Other Processed	100	108	(7)	471	466	1
Soybean Products/ Others	143	92	56	133	129	4
Total	980	869	13	3,592	2,985	20
Processed	508	488	4	2,481	2,124	17
% Total Sales	52	56		69	71

Market Share - %

By Volume

* A methodological change was made in the AC Nielsen database in 2010 preventing comparison with the historical data.
Source: AC Nielsen

ITR – Quarterly Information – March 31, 2011 – BRF – BRASIL FOODS S.A.

Management   Report / Comments on the Performance

Marketing – The campaign run to broaden the Sadia brand’s international footprint among Brazilian consumers was very well accepted, serving to further consolidate the name. The Perdigão brand’s “One heart only” campaign gives the opportunity for corporate areas to relate directly with the client. The Batavo brand launched its refrigerator award campaign jointly with the launch of various dairy product lines, especially the Naturis line.

Exports

The international operation reported an excellent recovery in performance in 1Q11, despite the substantial increase in costs and the appreciation in the Real against the US dollar. Measures were taken in the direction of introducing more robust internal measures based on the structuring of an initiative for standardizing all the overseas offices and operations.

Export revenue increased 17.7%, to R$ 2.4 billion on a volume of 549.9 thousand tons (up 4%).

Meats – World demand for protein continued intense during 1Q11, largely due to the gradual recovery in the leading economies and the increasing importance of emerging powers such as China and South Africa. During the period, there were some shortfalls in production in several producing countries which further strengthened demand for Brazilian meat. As a result, and in spite of unfavorable exchange rates and grain prices, the Company was successfully able to implement its principal commercial initiatives, ensuring above expected returns.

Meat exports reached R$ 2.4 billion, 18.3% greater, with volumes 3.7% up on the year and average prices 14% more in Reais. In the food service segment, global accounts reported growth in consumption in such markets as the Middle East and Japan.

	THOUSAND TONS			R$ MILLION
EXPORTS	1Q11	1Q10	Ch. %	1Q11	1Q10	Ch. %

Meats	546	527	4	2,416	2,043	18
In Natura	471	443	6	2,023	1,645	23
Poultry	409	376	9	1,664	1,305	27
Pork/Beef	62	67	(7)	359	340	6
Elaborated/Processed (meats)	76	84	(10)	394	398	(1)
Dairy Products	0	1	-	0	5	-
Milk	0	0	-	0	1	-
Dairy Products/Juice/Others	0	1	-	0	4	-
Other Processed	4	1	239	12	15	(17)
Total	550	529	4	2,428	2,063	18
Processed	79	85	(7)	406	417	(3)
% Total Sales	14	16		17	20

ITR – Quarterly Information – March 31, 2011 – BRF – BRASIL FOODS S.A.

Management   Report / Comments on the Performance

During the quarter the leading markets performed as follows:

      Europe – Just as in Brazil, grain costs are affecting European production (and consequently an increase in local product prices). This to a degree favors our activity in this market by allowing a consistent increase in prices. Since the beginning of the year, the focus has been on the qualification of the portfolio and the improvement in services rendered to our clients in the Industry segment. Results at Plusfood were satisfactory with market repositioning and management reorganization.

      Middle East – The political situation in the region following the outbreak of several internal insurrections recommended some precaution although we have experienced no significant problems of an operational nature with our clients. Inventory in the region has been in equilibrium since 2H10 and demand strong and expected to be especially the case as from 2Q11 due to shipments to supply the Ramadan period when traditionally consumption rises. It is worth pointing out  that among the specific objectives in the region, the Company is seeking to increasingly consolidate its brands, upgrade activities as a local distributor and continually improve our Halal slaughtering practices, fundamental if we are to export to Islamic countries.

      Far East – BRF’s Rio Verde-GO industrial unit was approved for exports of pork to China, the largest market in the world for this meat, and the plant is now awaiting the appropriate certification. Additionally, our business in the Japanese market was unaffected in the period in spite of all the problems in the aftermath of the earthquake and tsunami.

      Eurasia – Efforts are being channeled towards consolidating local distribution, increasing the participation of elaborated products in line with the Company’s general guideline for adding value in each chosen market. The issue of Russian trade embargoes on some processing plants could reduce the profitability of this market in 2Q11.

      Africa, Americas and other countries – The Company has made an effort to adjust its product portfolio to the needs of this market, also endeavoring to find solutions for developing the sale of accessible processed products. The development of closer relations with the leading distributors in the region has also been pursued relentlessly by the Johannesburg office. In the Americas, BRF is standardizing all operational procedures of its proprietary distribution operations (Argentina, Uruguay, Chile and Peru), so reinforcing the current distribution model.

ITR – Quarterly Information – March 31, 2011 – BRF – BRASIL FOODS S.A.

Management   Report / Comments on the Performance

Exports by Region

 (% net export revenue)

ITR – Quarterly Information – March 31, 2011 – BRF – BRASIL FOODS S.A.

Management   Report / Comments on the Performance

ECONOMIC AND FINANCIAL PERFORMANCE

Net Sales – With a growth of 19%, net sales reached R$ 6.0 billion in the quarter, driven by good domestic market performance and by exports.

Breakdown in Net Sales – (%)

Net operating revenue by market – (%)

Cost of Sales –Selling costs increased 14.1% to R$ 4.5 billion and less than the growth in revenue thanks to the successful strategy of acquiring inputs – thereby offsetting the impacts of raw material costs on results – improvement in the management of costs and expenses in addition to the  synergies captured  in areas permitted by the anti-trust authority, especially in the supply chain.

ITR – Quarterly Information – March 31, 2011 – BRF – BRASIL FOODS S.A.

Management   Report / Comments on the Performance

Gross Profit and Gross Margin – Gross Profit totaled R$ 1.5 billion, 37% more than 1Q10, reflecting a gain of 340 basis points in operating margin from 22.3% to 25.7% of Net Sales.

These results were possible thanks to an improvement in operating performance, principally in the export market and from gains in synergy – mitigating cost pressure from commodities.

Operating Expenses – Operating expenses before other results and equity income were 9.8% greater – representing a reduction from 17.0% to 15.6% of Net Sales.

Selling expenses totaled R$ 854.9 million, an increase of 140 basis points.  In spite of the 20.5% increase in fixed expenses, variable expenses fell 2.7% following negotiations involving maritime transportation.

On the other hand, administrative expenses registered R$ 84.1 million, a year-on-year increase of 25.2% reflecting operating expenses with the implementation of IT systems, payment of consultancies for merger and due to necessary adjustments in structure in accordance with company requirements.

Other Operating Results – The amount of R$ 83.6 million for other operating results against the R$ 60.6 million in the preceding year reflects principally costs of idle capacity and due to the pre-operational phase of the new industrial units in Bom Conselho-PE, Lucas do Rio Verde-MT, Mineiros-GO and Três de Maio-RS. Additionally, profit sharing overheads are included in this account in line with IFRS requirements.

Operating Profit and Margin – The operating result was R$ 525.0 million against R$ 210.6 million in the same period in 2010, a 149.3% improvement on the back of the excellent performance recorded. As a percentage of Net Sales, the Company posted a margin of 8.7% against 4.2% in 1Q10.

Financial – Financial expenses amounted to R$ 52.3 million against R$ 151.8 million, a decline of 65.5% due to the lengthening of short-term debt and corresponding to an average reduction in interest rates as well as a  function of results obtained from wholly-owned subsidiaries. Significant reductions in net currency exposure have been possible thanks to the use of non-derivative instruments (currency denominated debt) for  foreign exchange protection in line with hedge accounting standards, generating substantial benefits through the matching  of currency liabilities with export shipments. As a result of this process, there has been a reduction in the volatility of financial expenses on a monthly basis. BRF’s net debt registered a increase from R$ 3.6 billion to R$ 3.8 billion.

ITR – Quarterly Information – March 31, 2011 – BRF – BRASIL FOODS S.A.

Management   Report / Comments on the Performance

Debt Profile

		03.31.2011		03.31.2010
DEBT - R$ MILLION	CURRENT	NONCURRENT	TOTAL	TOTAL	% Ch.

Local Currency	1,555	1,544	3,099	3,216	(4)
Foreing Currency	683	3,543	4,226	3,970	6
Gross Debt	2,238	5,087	7,325	7,187	2
Cash Investments
Local Currency	1,048	64	1,113	1,059	5
Foreing Currency	2,272	127	2,399	2,493	(4)
Total Cash Investments	3,320	191	3,511	3,552	(1)
Net Accounting Debt	(1,082)	4,896	3,814	3,634	5
Exchange Rate Exposure - US$ Million			(158)	76	-

Income Tax and Social Contribution – Quarterly income tax and social contribution totaled R$ 86 million, representing 18.2% of the corporate tax base. In 1Q10, income tax and social contribution corresponded to a positive R$ 2.3 million due to weaker results posted for that period in the light of export market conditions.

Net Income and Net Margin – Net income of R$ 383.5 million was 527.4% higher, principally due to the results from both domestic and export markets as well as the capture and implementation of synergies with the accompanying reduction in costs and expenses.

EBITDA – Operating profits in the form of EBITDA (earnings before financial expenses, taxes and depreciations) was R$ 816.4 million, 83.8% higher. This increase in the profitability from operations is a reflection of good domestic market performance, an improving international market and the capture of synergies which accounted for a net R$ 62 million in 1Q11.

With this improvement in performance, the Company was able to report an increase of 480 basis points in the EBITDA margin from 8.8% to 13.6% in the quarter, 102 basis points of this corresponding to synergies achieved in 1Q11.

ITR – Quarterly Information – March 31, 2011 – BRF – BRASIL FOODS S.A.

Management   Report / Comments on the Performance

Breakdown of Ebitda

EBITDA - R$ Million	1Q11	1Q10	% Ch.

Net Income	383	61	527
Non Controlling Shareholders	3	(0)	-
Income Tax and Social Contribution	86	(2)	-
Net Financial	52	152	(66)
Equity Accounting and Other Operating Result	71	53	34
Depreciation and Amortization	220	180	22
= EBITDA	816	444	84

Quarterly EBITDA – R$ million

Shareholders’ Equity – Shareholders’ Equity as at March 31 2011 was R$ 14.0 billion against R$ 13.6 billion on December 31 2010, a 2.8% increase and reflecting in an 11.2% return on annualized investment.

Combination of the Businesses – The accounting and fiscal treatment given to the association agreement was measured in line with the prevailing practices with allocation either to fixed assets or long-term assets, under the “Intangible” item and to be subject to annual evaluation using the impairment test (non- recoverability).

IFRS – BRF has adapted its procedures in full for evaluation of balance sheet items, changes in requirements for disclosure of information, and analysis of the economic essence of the transition to  IFRS rules, in accordance with Brazilian accounting pronouncements – CPCs

ITR – Quarterly Information – March 31, 2011 – BRF – BRASIL FOODS S.A.

Management   Report / Comments on the Performance

ITR – Quarterly Information – March 31, 2011 – BRF – BRASIL FOODS S.A.

Management   Report / Comments on the Performance

STOCK MARKET

Performance	1Q11	1Q10

Share price - R$*	30.83	23.95
Traded Shares (Volume) - Millions	132.9	148.5
Performance	12.8%	5.6%
Bovespa Index	(1.0%)	2.6%
IGC (Brazil Corp. Gov. Index)	(1.1%)	2.4%
ISE (Corp. Sustainability Index)	4.7%	0.7%

Share price - US$*	19.09	13.74
Traded Shares (Volume) - Millions	88.7	65.0
Performance	13.1%	4.9%
Dow Jones Index	6.4%	4.1%

* Closing Price

Performance

The Company’s shares and ADRs outperformed the leading stock indices, the shares reporting a growth of 12.8% and the ADRs, 13%. The average daily financial volume traded on the BMF&Bovespa and the NYSE – New York Stock Exchange amounted to US$ 62.3 million in the quarter, equivalent to a 37% increase.

ITR – Quarterly Information – March 31, 2011 – BRF – BRASIL FOODS S.A.

Management   Report / Comments on the Performance

Share Performance

ADR Performance

ITR – Quarterly Information – March 31, 2011 – BRF – BRASIL FOODS S.A.

Management   Report / Comments on the Performance

Financial Traded Volume – 1Q11
Average US$ 62.3 million /day – 37% higher

Stock Split – The Annual and Extraordinary General Shareholders’ Meeting of March 31 2010 approved a stock split in the proportion of 100% with the issue of 1 new share for each existing share. The meeting also approved the change in the ADR (American Depositary Receipts) program, adjusting these securities on the same proportional basis, one share corresponding to one ADR.

ITR – Quarterly Information – March 31, 2011 – BRF – BRASIL FOODS S.A.

Management   Report / Comments on the Performance

SOCIAL BALANCE

Social Balance

BRF has a labor force of more than one hundred thousand working in the productive and commercial units and corporate divisions. The Company seeks to provide the most appropriate and safe occupational conditions for its employees through Safety, Health and Environment Management programs (SSMA) and career development schemes. We are also constantly pursuing a process of improvements in the quality of life of people as well as running several social outreach programs for the benefit of the communities in which we operate.

Stock Option Plan – Currently, the Company has 1,576,911 (one million, five hundred and seventy-six thousand, nine hundred and eleven) stock options granted to 35 executives with a maximum exercising validity of five years as established in the Compensation Plan Regulations approved by the AGM/EGM of March 31 2010.

Added Value – R$ million

Added Value Distribution	1Q11	1Q10	%Ch.

Human Resources	829	716	16
Taxes	936	766	22
Interest	277	567	(51)
Retention	383	61	527
Non-controlling shareholders	3	(0)	-
Total	2,429	2,110	15

ITR – Quarterly Information – March 31, 2011 – BRF – BRASIL FOODS S.A.

Management   Report / Comments on the Performance

CORPORATE GOVERNANCE

Rating – On April 6 2011, Fitch Ratings assigned a BBB- rating to BRF - Brasil Foods with a stable outlook. The classification of the rating of BRF as investment grade will allow greater opportunity, visibility and ease of access for investors, confirming the strategic focus of a world class company.

BRF also received revised ratings assigned by Standard & Poor´s (BB+) and Moody’s (Ba1) with a stable to positive Outlook.

Diffuse Control – Equal Rights

As at April 30 2011

Capital Stock – R$ 12.6 billion           Number of Shares – 872,473,246

Management – On April 29 2011, the members of the Board of Directors were elected for a period of two years at the Annual and Extraordinary General Meeting at which shareholders representing 71.61% of the capital stock were represented. The meeting was held at the Company’s head office in Itajaí-SC and was transmitted to investors at the corporate offices in São Paulo. In addition to the election of the Board of Directors, the shareholders approved the Financial Statements for  2010  and elected the Fiscal Council/Audit Committee. The meeting was convened 30 days prior to the event, a Participation Instructions Manual being provided in addition to the other documentation pertinent to shareholders’ decisions.

ITR – Quarterly Information – March 31, 2011 – BRF – BRASIL FOODS S.A.

Management   Report / Comments on the Performance

Novo Mercado - BRF signed up to the BM&FBovespa’s Novo Mercado on April 12 2006 binding it to settle disputes through the Arbitration Panel according to the arbitration clause written into its bylaws and regulations.

Risk Management - BRF and its subsidiaries adopt a series of previously structured measures for maintaining the risks inherent to its businesses under rigorous control, details of which are shown in explanatory note 4 of the Financial Statements. Risks involving the markets in which the Company operates, sanitary controls, grains, nutritional safety and environmental protection, as well as internal controls and financial risks are all monitored.

Independent Audit – No disbursements of consultancy fees were made to the independent auditors during the period. The engagement of these services requires prior Board approval and adheres to the rules and restrictions established by the legislation, conditional on this not undermining the independence and objectivity of our auditors. The Company’s financial information shown herein is in accordance with accounting practices adopted in Brazil and is an integral part of the audited financial statements. Non-financial information as well as other operating information has not been subject to auditing on the part of our independent auditors.

Pursuant to CVM Instruction 480/09 at a meeting on May 13, 2011, the Board of Executive Officers declares it has discussed, reviewed and agreed both the opinions expressed in the report of the independent auditors and also the financial statements for the quarter ending on March 31 2011.

CADE -  The Association Agreement has been submitted for the examination of the Administrative Council for Economic Defense – CADE. During the period in which the Brazilian anti-trust authorities are examining the Agreement, BRF and Sadia may be subject to certain specific commitments agreed with these authorities and designed to maintain the status quo in market conditions.

ITR – Quarterly Information – March 31, 2011 – BRF – BRASIL FOODS S.A.

Management   Report / Comments on the Performance

ATTACHMENT I

Balance Sheet - R$ Million	03.31.2011	12.31.2010	Ch. %

Assets	27,895	27,751	0.5
Current Assets	10,226	10,021	2.1
Cash Equivalents	2,094	2,311	(9.4)
Financial Applications	1,226	1,032	18.8
Trade Accounts Receivable	2,402	2,607	(7.8)
Inventories	2,418	2,136	13.2
Biological Assets	972	901	7.9
Taxes Recoverable	728	696	4.6
Prepaid Expenses	21	17	26.4
Others Noncurrent Assets	365	322	13.5

Noncurrent Assets	17,669	17,730	(0.3)
Long Term Assets	4,302	4,399	(2.2)
Investments	20	17	14.3
Property, Plant and Equipment	9,105	9,066	0.4
Intangible	4,242	4,247	(0.1)

Liabilities	27,895	27,751	0.5
Current Liabilities	5,470	5,686	(3.8)
Payroll and related charges	127	133	(4.4)
Trade Accounts Payable	2,039	2,059	(1.0)
Tax Payable	171	211	(18.8)
Short- Term Debt	2,246	2,228	0.8
Other Current Liabilities	450	736	(38.8)
Provisions	437	319	36.8

Non- Current Liabilities	8,402	8,429	(0.3)
Short- Term Debt	5,087	4,975	2.2
Other Non- Current Liabilities	458	490	(6.5)
Deferred Income Tax	1,675	1,636	2.4
Provisions	1,182	1,328	(11.0)

Shareholders' Equity	14,023	13,636	2.8
Capital Stock Restated	12,460	12,460	-
Reserves/Accumulated earnings	1,520	1,134	34.0
Other Results	32	35	(6.2)
Treasury Shares	(1)	(1)	(3.4)
Non Controlling Shareholders	11	8	41.0

ITR – Quarterly Information – March 31, 2011 – BRF – BRASIL FOODS S.A.

Management   Report / Comments on the Performance

ATTACHMENT II

Income Statement - R$ Million	1Q11	1Q10	Ch. %

Net Sales	6,020	5,047	19
Domestic Market	3,592	2,984	20
Exports	2,428	2,062	18
Cost of Sales	(4,475)	(3,923)	14
Gross Profit	1,546	1,125	37
Operating Expenses	(1,021)	(915)	12
Sales	(855)	(788)	8
General and administrative	(84)	(67)	25
Other Operating Results	(84)	(61)	38
Equity Accounting	2	2	9
Financial Expenses, net	(52)	(152)	(66)
Income Before Financial Exp. and Other Results	472	58	710
Income Tax and Social Contribution	(86)	2	-
Non-Controlling shareholders	(3)	0	-
Net Income	383	61	531
EBITDA	816	444	84

ITR – Quarterly Information – March 31, 2011 – BRF – BRASIL FOODS S.A.

Explanatory Notes

(in thousands of Brazilian Reais)

1.    COMPANY’S OPERATIONS

Founded in 1934, in the State of Santa Catarina, BRF – Brasil Foods S.A. (“BRF”), formerly known as Perdigão S.A., and its subsidiaries (collectively “Company”) is one of Brazil’s largest companies in the food industry. With a focus on raising, producing and slaughtering of poultry, pork and beef, processing and/or sale of fresh meat, processed products, milk and dairy products, pasta, frozen vegetables and soybean derivatives, among which the following are highlighted:

  Frozen whole chicken and chicken, turkey, pork and beef cuts;
  Ham products, sausages, bologna, frankfurters and other smoked products;
  Hamburgers, breaded meat products, kibes and meatballs;
  Lasagnas, pizzas, vegetables, cheese breads, pies and frozen pastries;
  Milk, dairy products and desserts;
  Juices, soy milk and soy juices;
  Margarine; and
  Soy meal and refined soy flour, as well as animal feed.

The Company's activities are segregated into two operating segments, domestic and foreign markets.

Currently, the Company operates 44 meat processing plants, 15 milk and dairy products processing plants, 3 margarine processing plants, 4 pasta processing plants, 1 dessert processing plant, and 1 soybean crushing plant, all of them located near to the Company’s raw material suppliers or to the main consumer centers. In the foreign market, the Company has subsidiaries in the United Kingdom, Italy, Austria, Hungary, Japan, The Netherlands, Russia, Singapore and United Arab Emirates, Portugal, France, Germany, Turkey, China, Cayman Islands, Venezuela, Uruguay, Chile and 1 cheese processing plant in Argentina.

The wholly-owned subsidiary Plusfood Groep B.V. operates 2 meat processing plants located in the United Kingdom and The Netherlands.

The table below summarizes the direct and indirect ownership interests of the Company, as well as the activities in which these companies are engaged to:

ITR – Quarterly Information – March 31, 2011 – BRF – BRASIL FOODS S.A.

Explanatory Notes

(in thousands of Brazilian Reais)

1.1. Interest in subsidiaries

Subsidiary	Main activity	Country	03.31.11	12.31.10
PSA Laboratório Veterinário Ltda.	Veterinary activities	Brazil	88.00%	88.00%
Sino dos Alpes Alimentos Ltda.	Industrialization and commercialization of products	Brazil	99.99%	99.99%
PDF Participações Ltda	Holding	Brazil	1.00%	1.00%
Sino dos Alpes Alimentos Ltda	Industrialization and commercialization of products	Brazil	0.01%	0.01%
Vip S.A. Emp.Part.Imobiliárias	Commercialization of ow n ned real estate	Brazil	65.49%	65.49%
Estab. Levino Zaccardi y Cia. S.A.	Processing of dairy products	Argentine	10.00%	10.00%
Avipal S.A. Construtora e Incorporadora (a)	Construction and real estate marketing	Brazil	100.00%	100.00%
Avipal Centro-oeste S.A. (a)	Industrialization and commercialization of dairy products	Brazil	100.00%	100.00%
Estab. Levino Zaccardi y Cia. S.A.	Processing of dairy products	Argentine	90.00%	90.00%
UP! Alimentos Ltda	Industrialization and commercialization of products	Brazil	50.00%	50.00%
Perdigão Trading S.A. (a)	Holding	Brazil	100.00%	100.00%
PSA Laboratório Veterinário Ltda	Veterinary activities	Brazil	12.00%	12.00%
PDF Participações Ltda	Holding	Brazil	99.00%	99.00%
Perdigão Export Ltd. (a)	Import and export of products	Cayman Island	100.00%	100.00%
Crossban Holdings GmbH	Holding	Áustria	100.00%	100.00%
Perdigão Europe Ltd	Import and export of products	Portugal	100.00%	100.00%
Perdigão International Ltd	Import and export of products	Cayman Island	100.00%	100.00%
BFF International Ltd	Unrestricted activities	Cayman Island	100.00%	100.00%
Highline International (a)	Unrestricted activities	Cayman Island	100.00%	100.00%
Perdigão UK Ltd	Marketing and logistics services	United Kingdom	100.00%	100.00%
Plusfood Germany GmbH	Import and export of products	Germany	100.00%	100.00%
Perdigão France SARL	Import and export of products	France	100.00%	100.00%
Perdigão Holland B.V.	Administrative services	The Netherlands	100.00%	100.00%
Plusfood Groep B.V.	Holding	The Netherlands	100.00%	100.00%
Plusfood B.V.	Import and export of products	The Netherlands	100.00%	100.00%
Plusfood Wrexham	Import and export of products	United Kingdom	100.00%	100.00%
Plusfood Finance UK Ltd	Financial fund-raising	United Kingdom	100.00%	100.00%
Plusfood Iberia SL	Distribution of food products	Spain	100.00%	100.00%
Plusfood Italy SRL	Import and export of products	Italy	67.00%	67.00%
BRF Brasil Foods Japan KK	Import and export of products	Japan	100.00%	100.00%
Brasil Foods PTE Ltd.	Marketing and logistics services	Singapore	100.00%	100.00%
Plusfood Hungary Trade and Service LLC.	Import and export of products	Hungary	100.00%	100.00%
Plusfood UK Ltd	Marketing and logistics services	United Kingdom	100.00%	100.00%
Acheron Beteiligung-sverwaltung GmbH (b)	Holding	Áustria	100.00%	100.00%
Xamol Consul. Serv. Ltda (a)	Import and export of products	Portugal	100.00%	100.00%
Sadia S.A.	Industrialization and commercialization of products	Brazil	100.00%	100.00%
Sadia International Ltd.	Import and export of products	Cayman Island	100.00%	100.00%
Sadia Uruguay S.A.	Import and export of products	Uruguay	100.00%	100.00%
Sadia Alimentos S.A.	Import and export of products	Argentine	5.00%	5.00%
Sadia Chile S.A.	Import and export of products	Chile	60.00%	60.00%
Sadia Alimentos S.A.	Import and export of products	Argentine	95.00%	95.00%
Sadia U. K. Ltd.	Commercialization of real estate and others	United Kingdom	100.00%	100.00%
Concórdia Foods Ltd.	Commercialization of real estate and others	United Kingdom	100.00%	100.00%
Vip S.A. Emp.Part.Imobiliárias	Commercialization of real estate and others	Brazil	34.51%	34.51%
Estelar Participações Ltda (a)	Holding	Brazil	99.90%	99.90%
Sadia Industrial Ltda.	Industrialization and commercialization of commodities	Brazil	99.90%	99.90%
Estelar Participações Ltda (a)	Holding	Brazil	0.10%	0.10%
Sadia Overseas Ltd.	Financial fund-raising	Cayman Island	100.00%	100.00%
Sadia GmbH	Holding	Áustria	100.00%	100.00%
Wellax Food Logistics C.P.A.S.U. Lda.	Import and export of products	Portugal	100.00%	100.00%
Sadia Foods GmbH	Import and export of products	Germany	100.00%	100.00%
BRF Foods Limitd Liability Company	Import and export of products	Russia	10.00%	10.00%
Qualy B. V. (b)	Import and export of products	The Netherlands	100.00%	100.00%
Sadia Japan KK.	Import and export of products	Japan	100.00%	100.00%
Badi Ltd.	Import and export of products	Arab Emirates	100.00%	100.00%
AL-Wafi	Import and export of products	Saudi Arab	75.00%	75.00%
BRF Foods Limitd Liability Company	Import and export of products	Russia	90.00%	90.00%
Baumhardt Comércio e Participações Ltda.	Consulting	Brazil	73.94%	73.94%
Excelsior Alimentos S.A.	Slaughterhouse for pork	Brazil	25.10%	25.10%
Excelsior Alimentos S.A.	Slaughterhouse for pork	Brazil	46.01%	46.01%
K&S Alimentos S.A.	Industrialization and commercialization of products	Brazil	49.00%	49.00%

ITR – Quarterly Information – March 31, 2011 – BRF – BRASIL FOODS S.A.

Explanatory Notes

(in thousands of Brazilian Reais)

(a) Dormant subsidiaries.

(b) The wholly-owned subsidiary Acheron Beteiligung-sverwaltung GmbH owns 100 direct subsidiaries in Madeira Island, Portugal, with an investment of R$1,876 (R$616 on December 31, 2010), and the wholly-owned subsidiary Qualy B.V. owns 48 subsidiaries in the Netherlands, and the amount of this investment, as of March 31, 2011, is represented by a net capital deficiency of R$10,084 (R$8,913 on December 31, 2010), the purpose of these two subsidiaries is to operate in the European market to increase the Company’s share of this market, which is regulated by a system of poultry and turkey import quotas.

The Company has an advanced distribution system and uses 38 distribution centers, delivering its products to supermarkets, retail stores, wholesalers, food service stores and other institutional customers of the domestic market and exporting to more than 145 countries.

The BRF has a large number of brands, the principal of which are:  Batavo, Claybon, Chester®, Confiança, Delicata, Doriana, Elegê, Fazenda, Nabrasa, Perdigão, Perdix, in addition to licensed brands such as Turma da Mônica. The main brands of the subsidiary Sadia are: Fiesta, Hot Pocket, Miss Daisy, Nuggets, Qualy, Rezende, Sadia, Speciale Sadia, Texas and  Wilson.

The business combination with Sadia occurred on July 8, 2009 is still being reviewed by the Administrative Council for Economic Defense (“CADE"). On July 7, 2009, the Management of the Company and of Sadia entered into a Transaction Reversibility Preservation Agreement ("APRO") for the purpose of ensuring the reversibility of the operation until the final decision to be stated by CADE, by means of actions that maintain the competition during the assessment of the competitive effects of the merger. The results of Sadia were consolidated as from the date of the merger.

The quarterly information for the three month period ended on March 11, 2011 does not reflect impacts on possible corporate reorganizations, which can only be assessed after the approval by CADE.

1.2. Seasonality

The Company does not operate with any significant seasonality impact through the fiscal year. In general, during the fourth quarter the demand in the domestic market is slightly stronger than in the other quarters, mainly due to the year-end celebration such as Christmas and New Years Eve. The most sold products are: turkey, Chester® and ham.

ITR – Quarterly Information – March 31, 2011 – BRF – BRASIL FOODS S.A.

Explanatory Notes

(in thousands of Brazilian Reais)

2.    MANAGEMENT’ STATEMENT AND BASIS OF PREPARATION AND PRESENTATION OF THE QUARTERLY FINANCIAL INFORMATION

The Company’s quarterly financial information are in accordance with the accounting practices adopted in Brazil which comprise the rules issued by the Brazilian Securities Commission (“CVM”) and the pronouncements and interpretations of the Brazilian Accounting Pronouncements Committee (“CPC”), which are in conformity with the International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”).

The Company’s individual quarterly financial information has been prepared in accordance with the accounting practices adopted in Brazil and for presentation purposes, are identified as (“BR GAAP”). Such quarterly financial information differs from IFRS in relation to the evaluation of investments in associates and joint ventures, which were measured and recorded based on the equity accounting method rather than at cost or fair value, as is required by IFRSs.

The Company’s individual and consolidated quarterly financial information, are expressed in thousands of Brazilian Reais, as well as, the amount of other currencies disclosed in the quarterly financial information, when applicable, were also expressed in thousands.

The preparation of the Company’s quarterly financial information requires Management to make judgments, use estimates and adopt assumptions that affect the reported amounts of revenues, expenses, assets and liabilities, as well as the disclosures of contingent liabilities, as of the reporting date. However, the uncertainty inherent to these judgments, assumptions and estimates could lead to results requiring a material adjustment to carrying amount of the affected asset or liability in future periods.

The settlement of the transactions involving these estimates can result in amounts that significantly differ from those recorded in the quarterly financial information due to the lack of precision inherent to the estimation process. The Company reviews its judgments, estimates and assumptions on a quarterly basis.

The quarterly financial information was prepared based on the historical cost except for the following material items recognized in the balance sheet:

•         derivative financial instruments measured at fair value;

•         derivative financial instruments measured at fair value through the statement of income ;

•         financial assets available for sale measured at fair value; and

ITR – Quarterly Information – March 31, 2011 – BRF – BRASIL FOODS S.A.

Explanatory Notes

(in thousands of Brazilian Reais)

•         assets and liabilities of acquired companies from January 1, 2009 recorded initially at fair value.

3.     SUMMARY OF ACCOUNTING PRACTICES

The quarterly financial information was prepared according to CVM Deliberation No. 581/09, which establishes the minimum content of interim financial statements and the principles for measurement and recognition of full set or condensed financial statements for an interim period.

The interim financial statements, in this case denominated as quarterly financial information, is aiming to provide updated information  based on the last annual financial statements disclosed. Therefore, the quarterly financial information is focused on new activities, events and circumstances and do not duplicate the information previously disclosed, except in the case where Management judged that the maintenance of the information was relevant.

The current quarterly financial information was consistently prepared based on the accounting policies and estimates calculation methodology adopted in the preparation of the annual financial statements for the year ended December 31, 2010 (note 4). There were no changes of any nature related to such policies and estimates calculation methodology.  As allowed by CVM Deliberation No. 581/09, Management decided not to disclose again the details of the accounting policies adopted by the Company, hence, it is necessary the reading of the quarterly financial information together with the annual financial statements for the year ended December 31, 2010, in order to allow the quarterly financial information users to enlarge its understanding regarding the Company’s capacity of profit and future cash flows generation as well as its financial conditions and liquidity.

4.    FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

4.1. Overview

In the normal course of its business, the Company is exposed to market risks related mainly to the fluctuation of interest rates, foreign exchange rates and commodity prices. The Company utilizes hedging instruments to mitigate its exposure to these risks, based on a Financial Risk Management Policy (“Risk Policy”) under the management of the Financial Risk Management Committee, Board of Executive Officers and Board of Directors.

ITR – Quarterly Information – March 31, 2011 – BRF – BRASIL FOODS S.A.

Explanatory Notes

(in thousands of Brazilian Reais)

The Company has policies and procedures to manage such exposures and can use hedging instruments, provided they are approved by the Board of Directors, in order to reduce the impacts of these risks.

The Policy does not authorize the Company to contract leveraged transactions in derivative markets, and determines that individual hedge operations (notional) must be limited to 2.5% of the Company’s shareholders’ equity.

Considering the objective of hedging transactions to mitigate the risks and the uncertainties to which the Company is exposed, the results obtained in the three period ended on March 31, 2011 met the established objectives.

In the annual financial statements for the year ended December 31, 2010, Management provided the details about the workflow of the Risk Policy (note 5), which has not been changed during the three month period ended March 31, 2011, therefore, in the quarterly financial information and, therefore, only the balance sheet and statement of income figures of the financial instruments hired are presented.

4.2. Interest rate risk management

The interest rate risk is the risk of the Company suffering economic losses due to adverse changes in the interest rates.

The Company’s Risk Policy does not restrict exposure to the different interest rates and does not establish limits between fixed and floating rates either.

The Company’s indebtedness is essentially tied to the London Interbank Offered Rate (“LIBOR”), fixed coupon (Brazilian Reais e U.S. Dollars), Long Term Interest Rate (“TJLP”) and Brazilian National Development Bank Monetary Unit (“UMBNDES”) rates. In the event of adverse changes in the market that result in LIBOR hikes, the cost of the floating indebtedness rises and on the other hand, the cost of the fixed indebtedness decreases in relative terms. The same consideration is applicable to the TJLP.

Regarding to the Company's marketable securities investments, the main index is the Interbank Deposit Certificate (“CDI”) for investments in the domestic market and fixed coupon for investments in the foreign market.

The results obtained in relation to the objectives proposed by the Company concerning exposure to interest rates were attained in the three month period ended on March 31, 2011.

ITR – Quarterly Information – March 31, 2011 – BRF – BRASIL FOODS S.A.

Explanatory Notes

(in thousands of Brazilian Reais)

4.3. Foreign exchange risk management

Foreign exchange risk is the risk of fluctuations of foreign currency exchange rates causing the Company to incur unexpected losses, leading to a reduction of the values of assets or an increase of the amounts of obligations. The main exposures, to which the Company is subject, as regards foreign exchange variations, refer to the fluctuation of the U.S. Dollar (“US$” or “USD”) and also of the Euro and of the British Pound in relation to the Brazilian Real.

4.3.1.  Breakdown of the balances of exposure in foreign currency

Foreign currency denominated assets and liabilities are shown as follows:

	BR GAAP		BR GAAP and IFRS
	Parent company			Consolidated
	03.31.11	12.31.10	03.31.11	12.31.10
Cash and cash equivalents and marketable securities	93,047	166,691	2,398,571	2,493,006
Trade accounts receivable - third parties	75,926	65,869	1,024,795	951,041
Accounts receivable from subsidiaries	173,979	186,752	196	-
Dollar futures agreements	139,442	121,336	139,442	121,336
Inventory	2,143	3,526	78,398	100,912
Forward contracts (NDF) (a)	-	-	(235,195)	(241,738)
Loans and financing	(968,801)	(863,737)	(4,234,244)	(4,016,076)
Pre-payment exports designated as hedge accounting	749,952	803,955	749,952	803,955
Trade accounts payable	(33,821)	(37,704)	(134,161)	(105,817)
Advance pre-payment from subsidiaries	(762,993)	(560,695)	-	-
Other operating assets and liabilities, net	1,359	1,433	(45,603)	35,093
	(529,767)	(112,574)	(257,849)	141,712

Foreign exchange exposure in R$	(529,767)	(106,525)	(257,849)	127,018
Foreign exchange exposure in US$	(325,270)	(63,933)	(158,316)	76,232

(a) Offshore non-deliverable forwards (“NDFs”) not designated as hedge accounting, impacting financialresult and not shareholders' equity.

(a)   Offshore non-deliverable forwards (“NDFs”) not designated as hedge accounting, impacting financial result and not shareholders' equity.

The Company's total foreign exchange exposure is US$158,316 and is within the limit established by the Risk Policy.

ITR – Quarterly Information – March 31, 2011 – BRF – BRASIL FOODS S.A.

Explanatory Notes

(in thousands of Brazilian Reais)

4.3.2.  Breakdown of the balances of derivative financial instruments

The consolidated positions of outstanding derivatives on March 31, 2011 and December 31, 2010 are as follows:

					B R GA A P and IF R S
					C o nso lidated 03.31.11

	Subject to				value	M arket
Instrument	hedge	M aturity	R eceivable	P ayable	(no tio nal)	value (1)

NDF	Exchange rate	From 04/2011to 02/2012	R$ (Pre - 9.97%)	US$ (E.R.)	734,544	53,568
NDF	Exchange rate	From 04/2011to 02/2012	R$ (Pre - 9.40%)	EUR (E.R.)	469,519	12,073
NDF	Exchange rate	From 04/2011to 02/2012	R$ (Pre - 9.34%)	GBP (E.R.)	125,626	7,920
NDF	Exchange rate	From 04/2011to 06/2011	R$ (Pre - 7.15%)	US$ (E.R.)	73,292	6,341
NDF	Exchange rate	06/2011	US$ (E.R.) -0.47%	EUR (E.R.)	161,903	(594)
Swap	Exchange rate	07/2013	US$ (E.R.) +7%	R$ (76%of CDI)	56,112	(1,424)
Swap	Exchange rate	From 04/2011to 12/2013	US$ (E.R.) +LIBOR 3M +3.83%	R$ (97.50%of CDI)	330,750	(40,130)
Swap	Interest rate	From 04/2011to 08/2013	US$ (E.R.) +LIBOR 3M +1.43%	US$ (E.R.) +3.92%	325,740	(1,758)
Swap	Interest rate	05/2012	US$ (E.R.) +LIBOR 3M +3.85%	US$ (E.R.) +5.78%	48,861	(705)
Swap	Interest rate	From 05/2011to 02/2019	US$ (E.R.) +LIBOR 6M +1.61%	US$ (E.R.) +4.66%	1,038,413	(20,923)
Swap	Interest rate	11/2012	US$ (E.R.) +LIBOR 12M +0.71%	US$ (E.R.) +3.70%	162,870	(6,341)
Options	Exchange rate	From 04/2011to 05/2011	R$	US$ (E.R.)	60,524	1,784
Options	Live cattle	From 07/2011to 11/2011	R$	R$	84,191	(1,090)
NDF	Live cattle	From 07/2011to 11/2011	R$	R$	17,378	(618)
Future contract	Exchange rate	05/2011	US$ (E.R.)	R$	139,442	(145)
Future contract	Live cattle	10/2011	R$	R$	11,383	(105)

					3,840,548	7,853

ITR – Quarterly Information – March 31, 2011 – BRF – BRASIL FOODS S.A.

Explanatory Notes

(in thousands of Brazilian Reais)

					B R GA A P and IF R S
					C o nso lidated 12.31.10
					Reference
	Subject to				value	Market
Instrument	hedge	Maturity	R eceivable	Payable	(notional)	value (1)
NDF	Exchange rate	From 01/2011to 11/2011	R$ (Pre - 9.66%)	US$ (E.R.)	716,466	54,541
NDF	Exchange rate	From 01/2011to 11/2011	R$ (Pre - 9.49%)	EUR (E.R.)	416,636	22,974
NDF	Exchange rate	From 01/2011to 11/2011	R$ (Pre - 9.40%)	GBP (E.R.)	112,561	7,862
NDF	Exchange rate	From 01/2011to 06/2011	R$ (Pre - 8.21%)	US$ (E.R.)	241,738	11,149
NDF	Exchange rate	03/2011	US$ (E.R.) - 0.23%	EUR (E.R.)	100,260	(1,677)
Swap	Exchange rate	07/2013	US$ (E.R.) +7%	R$ (76%of CDI)	56,112	(756)
Swap	Exchange rate	From 01/2011to 12/2013	US$ +LIBOR 3M +3.83%	R$ (97.50%of CDI)	330,750	(42,793)
Swap	Interest rate	From 01/2010 to 08/2013	US$ +LIBOR 3M +0.25%	US$ +2.37%	172,230	(3,951)
Swap	Interest rate	05/2012	US$ +LIBOR 3M +3.85%	US$ +5.78%	62,787	(886)
Swap	Interest rate	From 01/2011to 08/2013	US$ +LIBOR 6M +0.80%	US$ +3.77%	838,762	(23,780)
Swap	Interest rate	11/2012	US$ +LIBOR 12M +0.71%	US$ +3.70%	198,025	(6,974)
Options	Exchange rate	01and 02/2011	R$	US$ (E.R.)	85,461	2,068
Options	Live cattle	From 08/2011to 11/2011	R$	R$	44,039	(225)
Future contract	Exchange rate	02/2011	US$ (E.R.)	R$	121,336	(1,104)
Future contract	Live cattle	From 01/2011to 10/2011	R$	R$	4,422	(17)
					3,501,584	16,432

 (1)  The market value determination method used by the Company consists of calculating the future value based on the contracted conditions and determining the present value based on market curves, extracted from the database of Bloomberg and BM&F.

Management understands that the results obtained with these derivative operations are in full compliance with the Risk Policy adopted by the Company.

4.4. Breakdown of the balances of financial instruments designated for cash flow hedge accounting and export revenues

The impacts referring to the interest swap positions, cash flow hedge, export revenue hedge, are shown below:

ITR – Quarterly Information – March 31, 2011 – BRF – BRASIL FOODS S.A.

Explanatory Notes

(in thousands of Brazilian Reais)

4.4.1.   Interest rate swap

				BR GAAP e IFRS
			Parenty company and Consolidated
					03.31.11
Assets	Liabilities			Balance	Balance
(Hedged object)	(Protected risk)	Notional	Maturity date	(contract curve)	(MTM)
Libor 6M +1.75% p.a.	4.22% p.a.	US$65,000	07/25/12	(224)	(1,109)
Libor 6M	4.06% p.a.	US$75,000	07/22/13	(497)	(4,005)
Ativo Libor 6M +0.8% p.a.	4.31% p.a.	US$30,000	08/23/13	(96)	(1,818)
Libor 6M+0.8% p.a.	4.36% p.a.	US$20,000	07/19/13	(169)	(1,263)
Libor 3M +0.5% p.a.	3.96% p.a.	US$10,000	08/20/12	(54)	(635)
Libor 3M +0.5%p.a.	3.96% p.a.	US$20,000	08/15/12	(128)	(1,280)
Libor 3M +0.5% p.a.	3.96% p.a.	US$20,000	08/10/12	(142)	(1,285)
Libor 6M	3.82% p.a.	US$20,000	03/20/13	(26)	(955)
Libor 6M	3.79% p.a.	US$30,000	02/13/13	(130)	(1,414)
Libor 6M +1.65% p.a.	4.15% p.a.	US$25,000	10/05/13	(302)	(1,019)
Libor 6M +0.6% p.a.	2.98% p.a.	US$50,000	12/19/12	(318)	(2,462)
Libor 6M +0.6%p.a.	2.99% p.a.	US$50,000	11/26/12	(445)	(2,368)
Libor 6M +1.55% p.a.	3.55% p.a.	US$50,000	07/02/12	(184)	(639)
Libor 12M +0.71% p.a.	3.57% p.a.	US$50,000	11/19/12	(568)	(2,977)
Libor 12M +0.71% p.a.	3.82% p.a.	US$50,000	11/26/12	(608)	(3,364)
Libor 3M	0.78% p.a.	US$50,000	08/03/12	(51)	31
Libor 6M	5.86% p.a.	US$100,000	01/22/18	-	(554)
Libor 6M	5.47% p.a.	US$100,000	06/18/18	-	1,412
Libor 6M	5.90% p.a.	US$100,000	02/01/19	(198)	(1,763)
Libor 6M	5.88% p.a.	US$100,000	02/01/19	(197)	(1,554)
7% p.a.	76% CDI	US$35,000	07/15/13	(105)	(1,424)
Libor 3M + overlibor 2.50% p.a.	92.5% CDI	US$50,000	10/01/13	(1,634)	(11,796)
Libor 3M + overlibor 4.50% p.a.	100% CDI	US$100,000	12/23/13	(389)	(28,335)
				(6,465)	(70,576)

ITR – Quarterly Information – March 31, 2011 – BRF – BRASIL FOODS S.A.

Explanatory Notes

(in thousands of Brazilian Reais)

4.4.2.   NDF

											BR GAAP and IFRS
												Consolidated
												03.31.11
NDF	R$ x USD				R$ x EUR				R$ x GBP
Maturities	Curve	MTM (1)	Notional	Average US$	Curve	MTM (1)	Notional	AverageEUR	Curve	MTM (1)	Notional	Average GBP
April 2011	11,602	11,632	81,000	1.7787	2,053	2,212	26,000	2.3992	1,117	1,152	6,500	2.7974
May 2011	8,524	8,559	60,000	1.7899	1,687	1,889	21,500	2.4162	1,175	1,229	6,000	2.8429
June 2011	7,735	7,767	55,000	1.8029	1,323	1,592	23,500	2.4130	1,062	1,127	6,000	2.8456
July 2011	6,774	6,758	50,000	1.8094	2,006	2,294	25,000	2.4553	1,034	1,069	6,000	2.8567
August 2011	4,389	4,310	35,000	1.8091	976	1,368	27,000	2.4276	674	701	5,000	2.8355
September 2011	3,401	3,285	30,000	1.8095	832	1,023	19,000	2.4466	657	708	4,500	2.8737
October 2011	3,668	3,563	35,000	1.8138	815	1,131	18,000	2.4703	693	716	4,000	2.9179
November 2011	3,111	3,300	30,000	1.8358	(58)	281	17,000	2.4365	449	503	4,000	2.8790
December 2011	581	697	10,000	1.8055	(501)	(302)	9,000	2.3976	138	186	2,000	2.8611
January 2011	1,865	2,209	35,000	1.8133	21	255	8,000	2.4838	232	289	2,000	2.9368
February 2011	1,215	1,488	30,000	1.8140	18	330	9,000	2.4942	174	240	2,000	2.9307
	52,865	53,568	451,000	1.8031	9,173	12,073	203,000	2.4346	7,405	7,920	48,000	2.8585

ITR – Quarterly Information – March 31, 2011 – BRF – BRASIL FOODS S.A.

Explanatory Notes

(in thousands of Brazilian Reais)

4.4.3.   PUT

				BR GAAP and IFRS
				Consolidated
				03.31.11
PUT				R$ x USD
Maturities	Curve	MTM	Notional	USD Average
April 2011	968	596	17,000	1.6856
May 2011	923	474	19,000	1.6773
	1,891	1,070	36,000	1.6812

4.4.4.   PPEs

As authorized by CVM Deliberation No. 604/09, the Company uses the exchange rates variation of pre-export finance facilities contracts as a coverage instrument with the objective to protect the exchange rate risk applied to highly probable futures sales in foreign currency.

The position of the pre-export facilities designated as hedge accounting as of March 31, 2011, are as follows:

				BR GAAP and IFRS
					Consolidated
					03.31.11
Hedge	Subject to	Type of risk
instrument	hedge	hedged	Maturity	Notional (US$)	MTM
			From 04/2011
PPEs	Sales ME	US$ (E.R.)	to 08/2013	460,460	749,952

ITR – Quarterly Information – March 31, 2011 – BRF – BRASIL FOODS S.A.

Explanatory Notes

(in thousands of Brazilian Reais)

4.5. Gains and losses of hedging derivative financial instruments

The amounts of realized and unrealized gains and losses of financial instruments recorded in for the three month period ended March 31, 2011 affected the Company’s net income in the accounts of financial income or expenses as well as shareholders’ equity, as shown below:

				BR GAAP
			Parent company
	Shareholders' equity		Statement of income
	03.31.11	12.31.10	03.31.11	12.31.10
Derivatives intended for protection
Exchange risks	36,079	46,024	(2,290)	-
Interest rate risk	(21,762)	(28,829)	(3,944)	-
	14,317	17,195	(6,234)	-

Derivatives intended for financial results
Interest rate risk	-	-	(705)	-
Exchange risks	-	-	(145)	(2,183)
Market risk of live cattle	-	-	(1,813)	-
	-	-	(2,663)	(2,183)
	14,317	17,195	(8,897)	(2,183)

			BR GAAP and IFRS
				Consolidated
	Shareholders' equity		Statement of income
	03.31.11	12.31.10	03.31.11	12.31.10
Derivatives intended for protection
Exchange risks	36,079	46,024	(2,290)	-
Interest rate risk	(24,684)	(28,829)	(4,339)	-
	11,395	17,195	(6,629)	-

Derivatives intended for financial results
Interest rate risk	-	-	(705)	-
Exchange risks	-	-	5,601	(1,207)
Market risk of live cattle	-	-	(1,813)	-
	-	-	3,083	(1,207)
	11,395	17,195	(3,546)	(1,207)

ITR – Quarterly Information – March 31, 2011 – BRF – BRASIL FOODS S.A.

Explanatory Notes

(in thousands of Brazilian Reais)

4.5.1.  Breakdown by category of the balances of financial instruments – except derivatives:

						BR GAAP
					Parent company 03.31.11
	Loans and	Available	Trading	Held to	Financial
	receivables	for sale	securities	maturity	Liabilities	Total
Assets
Amortized cost
Marketable securities	-	-	-	27	-	27
Trade accounts receivable	1,037,982	-	-	-	-	1,037,982
Credits notes	117,242	-	-	-	-	117,242
Fair value
Marketable securities	-	1,922	677,139	-	-	679,061
Liabilities
Amortized cost
Trade accounts payable	-	-	-	-	(1,049,476)	(1,049,476)
Loans and financing
Local currency	-	-	-	-	(1,326,475)	(1,326,475)
Foreign currency	-	-	-	-	(968,801)	(968,801)
	1,155,224	1,922	677,139	27	(3,344,752)	(1,510,440)

						BR GAAP
					Parent company 12.31.10
	Loans and	Available	Trading	Held to	Financial
	receivables	for sale	securities	maturity	Liabilities	Total
Assets
Amortized cost
Marketable securities	-	-	-	27	-	27
Trade accounts receivable	1,093,893	-	-	-	-	1,093,893
Credits notes	122,651	-	-	-	-	122,651
Fair value
Marketable securities	-	1,679	620,424	-	-	622,103
Liabilities
Amortized cost
Trade accounts payable	-	-	-	-	(1,098,375)	(1,098,375)
Loans and financing
Local currency	-	-	-	-	(1,364,658)	(1,364,658)
Foreign currency	-	-	-	-	(863,737)	(863,737)
	1,216,544	1,679	620,424	27	(3,326,770)	(1,488,096)

ITR – Quarterly Information – March 31, 2011 – BRF – BRASIL FOODS S.A.

Explanatory Notes

(in thousands of Brazilian Reais)

					BR GAAP and IFRS
					Consolidated 03.31.11
	Loans and	Available	Trading	Held to	Financial
	receivables	for sale	securities	maturity	Liabilities	Total
Assets
Amortized cost
Marketable securities	-	-	-	227,257	-	227,257
Trade accounts receivable	2,363,463	-	-	-	-	2,363,463
Credits notes	129,236	-	-	-	-	129,236
Fair value
Marketable securities	-	504,953	685,115	-	-	1,190,068
Liabilities
Amortized cost
Trade accounts payable	-	-	-	-	(2,038,982)	(2,038,982)
Loans and financing
Local currency	-	-	-	-	(3,098,862)	(3,098,862)
Foreign currency	-	-	-	-	(4,234,244)	(4,234,244)
	2,492,699	504,953	685,115	227,257	(9,372,088)	(5,462,064)

					BR GAAP and IFRS
					Consolidated 12.31.10
	Loans and	Available	Trading	Held to	Financial
	receivables	for sale	securities	maturity	Liabilities	Total
Assets
Amortized cost
Marketable securities	-	-	-	227,691	-	227,691
Trade accounts receivable	2,571,979	-	-	-	-	2,571,979
Credits notes	134,803	-	-	-	-	134,803
Fair value
Marketable securities	-	390,256	623,512	-	-	1,013,768
Liabilities
Amortized cost
Trade accounts payable	-	-	-	-	(2,059,196)	(2,059,196)
Loans and financing
Local currency	-	-	-	-	(3,216,073)	(3,216,073)
Foreign currency	-	-	-	-	(3,986,866)	(3,986,866)
	2,706,782	390,256	623,512	227,691	(9,262,135)	(5,313,894)

4.6. Determination of the fair value of financial instruments

The Company discloses its financial assets and liabilities at fair value, based on the pertinent accounting pronouncements that define fair value, which refers to concepts of valuation and practices, and requires certain disclosures on the fair value.

Regarding to fair value disclosures, the Company applies the hierarchy requirements of CVM Deliberation No. 604/09, which were fully disclosed in the annual financial statements for the year ended December 31, 2010 (note 5.6), which have not been changed in the three month period ended March 31, 2011.

ITR – Quarterly Information – March 31, 2011 – BRF – BRASIL FOODS S.A.

Explanatory Notes

(in thousands of Brazilian Reais)

4.6.1.   Comparison between book value and fair value of financial instruments

The comparison between book value and fair value of financial instruments is presented below:

				BR GAAP
				Parent company
		03.31.11		12.31.10
	Book	Fair	Book	Fair
	value	value	value	value
Cash and cash equivalents	130,699	130,699	211,159	211,159
Marketable securities:
Available for sales	1,922	1,922	1,679	1,679
Trading securities	677,139	677,139	620,424	620,424
Held to maturity	27	27	27	27
Trade accounts receivables, net	1,037,982	1,037,982	1,093,893	1,093,893
Notes Receivable	117,242	117,242	122,651	122,651
Short and long term debt	(2,295,276)	(2,295,276)	(2,228,395)	(2,228,395)
Trade accounts payable	(1,049,476)	(1,049,476)	(1,098,375)	(1,098,375)
Other financial assets	77,958	77,958	87,447	87,447
Other financial liabilities	(72,537)	(72,537)	(80,488)	(80,488)
	(1,374,320)	(1,374,320)	(1,269,978)	(1,269,978)

			BR GAAP and IFRS
				Consolidated
		03.31.11		12.31.10
	Book	Fair	Book	Fair
	value	value	value	value
Cash and cash equivalents	2,093,783	2,093,783	2,310,643	2,310,643
Marketable securities:
Available for sales	504,953	504,953	390,256	390,256
Trading securities	685,115	685,115	623,512	623,512
Held to maturity	227,257	234,435	227,691	236,067
Trade accounts receivables, net	2,363,463	2,363,463	2,571,979	2,571,979
Trade accounts payable	129,236	129,236	134,803	134,803
Short and long term debt	(7,333,106)	(7,471,293)	(7,202,939)	(7,327,400)
Trade accounts payable	(2,038,982)	(2,038,982)	(2,059,196)	(2,059,196)
Other financial assets	85,442	85,442	98,596	98,596
Other financial liabilities	(77,592)	(77,592)	(82,164)	(82,164)
	(3,360,431)	(3,491,440)	(2,986,819)	(3,102,904)

ITR – Quarterly Information – March 31, 2011 – BRF – BRASIL FOODS S.A.

Explanatory Notes

(in thousands of Brazilian Reais)

4.6.2.   Fair value valuation hierarchy

The table below presents the financial assets and liabilities of the parent company and of the consolidated balance sheet, and the general classification of these instruments according with the valuation hierarchy.

				BR GAAP
			Parent company
				03.31.11
	Level 1	Level 2	Level 3	Total
Assets
Financial assets:
Available for sale
Shares	1,922	-	-	1,922
Held for trading:
Bank deposit certificates	-	515,467	-	515,467
Financial treasury bills	161,672	-	-	161,672
Other financial assets
Derivatives designated as hedge	-	77,804	-	77,804
Derivatives not designated as hedge	-	154	-	154
	163,594	593,425	-	757,019
Liabilities
Financial liabilities:
Other financial liabilities
Derivatives designated as hedge	-	(69,720)	-	(69,720)
Derivatives not designated as hedge	-	(2,817)	-	(2,817)
	-	(72,537)	-	(72,537)

ITR – Quarterly Information – March 31, 2011 – BRF – BRASIL FOODS S.A.

Explanatory Notes

(in thousands of Brazilian Reais)

				BR GAAP
				Parent company
				12.31.10
	Level 1	Level 2	Level 3	Total
Assets
Financial assets:
Available for sale
Shares	1,679	-	-	1,679
Held for trading:
Bank deposit certificates	-	557,455	-	557,455
Financial treasury bills	62,969	-	-	62,969
Other financial assets
Derivatives designated as hedge	-	87,445	-	87,445
Derivatives not designated as hedge	-	2	-	2
	64,648	644,902	-	709,550
Liabilities
Financial liabilities:
Other financial liabilities
Derivatives designated as hedge	-	(78,254)	-	(78,254)
Derivatives not designated as hedge	-	(2,234)	-	(2,234)
	-	(80,488)	-	(80,488)

ITR – Quarterly Information – March 31, 2011 – BRF – BRASIL FOODS S.A.

Explanatory Notes

(in thousands of Brazilian Reais)

			BR GAAP and IFRS
				Consolidated
				03.31.11
	Level 1	Level 2	Level 3	Total
Assets
Financial assets:
Available for sale
Purchase and sale commitments	-	167,787	-	167,787
Bank deposit certificates	-	94,067	-	94,067
Credit linked notes	-	124,669	-	124,669
Financial treasury bills	54,340	-	-	54,340
Brazilian foreign debt securities	59,490	-	-	59,490
Exclusive investment funds	-	1,599	-	1,599
Investment funds	1,079	-	-	1,079
Shares	1,922	-	-	1,922
Held for trading:
Bank deposit certificates	-	523,444	-	523,444
Financial treasury bills	161,671	-	-	161,671
Other financial assets
Derivatives designated as hedge	-	77,804	-	77,804
Derivatives not designated as hedge	-	7,638	-	7,638
	278,502	997,008	-	1,275,510
Liabilities
Financial liabilities:
Other financial liabilities
Derivatives designated as hedge	-	(73,037)	-	(73,037)
Derivatives not designated as hedge	-	(4,555)	-	(4,555)
	-	(77,592)	-	(77,592)

ITR – Quarterly Information – March 31, 2011 – BRF – BRASIL FOODS S.A.

Explanatory Notes

(in thousands of Brazilian Reais)

			BR GAAP and IFRS
				Consolidated
				12.31.10
	Level 1	Level 2	Level 3	Total
Assets
Financial assets:
Available for sale
Purchase and sale commitments	-	129,158	-	129,158
Bank deposit certificates	-	74,792	-	74,792
Brazilian foreign debt securities	61,287	-	-	61,287
Financial treasury bills	52,938	-	-	52,938
Exclusive investment funds	-	45,723	-	45,723
Investment funds	24,679	-	-	24,679
Shares	1,679	-	-	1,679
Held for trading
Bank deposit certificates	-	560,543	-	560,543
Financial treasury bills	62,969	-	-	62,969
Other financial assets
Derivatives designated as hedge	-	87,445	-	87,445
Derivatives not designated as hedge	-	11,151	-	11,151
Total assets	203,552	908,812	-	1,112,364
Liabilities
Financial liabilities:
Other financial liabilities
Derivatives designated as hedge	-	(78,254)	-	(78,254)
Derivatives not designated as hedge	-	(3,910)	-	(3,910)
	-	(82,164)	-	(82,164)

4.7. Credit management

The Company is potentially subject to the credit risk related to trade accounts receivable, financial investments and derivative contracts. The Company limits its risk associated with these financial instruments, allocating them to financial institutions selected by the criteria of rating and percentage of maximum concentration by counterparties.

The credit risk concentration of accounts receivable is minimized due to the diversification of the customer portfolio and concession of credit to customers with sound financial and operational conditions. The Company does not normally require collateral for credit sales, yet it has a contracted credit insurance policy for specific markets.

On March 31, 2011 , the Company maintained financial investments above R$10,000 at the following financial institutions: Santander, Itaú Unibanco, Banco do Brasil, Bradesco, Votorantim, Deutsche Bank, Safra, Credit Suisse, Standard, BTG Pactual, HSBC, Caixa Econômica Federal, Banco do Nordeste and Citibank.

ITR – Quarterly Information – March 31, 2011 – BRF – BRASIL FOODS S.A.

Explanatory Notes

(in thousands of Brazilian Reais)

The Company also held derivative contracts with the following financial institutions: Santander, Citibank, HSBC, Credit Suisse, Banco do Brasil, Itaú BBA, Rabobank, Merrill Lynch, Deutsche Bank, Votorantim, Bradesco, JP Morgan, Banco Espírito Santo, BNP, Barclays, Pactual and Morgan Stanley.

4.8. Liquidity risk management

Liquidity risk management aims to reduce the impacts caused by events which may affect the Company’s cash flow performance.

The table below summarizes the commitments and contractual obligations that may impact Company’s liquidity as of March 31, 2010.11:

ITR – Quarterly Information – March 31, 2011 – BRF – BRASIL FOODS S.A.

Explanatory Notes

(in thousands of Brazilian Reais)

					BR GAAP
					Parent company
						03.31.11
	Book	Cash flow	Up to 9					After 5
	value	contracted	months	2012	2013	2014	2015	years
Non derivatives financial liabilities
Loans and financing	2,295,276	2,500,327	815,610	1,029,802	336,494	66,726	32,640	219,055
Trade accounts payable	1,049,476	1,049,476	1,049,476	-	-	-	-	-
Capital lease	8,735	9,371	4,586	3,614	939	180	52	-
Operational lease	-	229,825	57,822	66,685	44,067	31,260	29,991	-

Derivatives financial liabilities
Designated as hedge accounting
Interest rate derivatives	68,703	125,557	34,368	41,096	50,092	-	-	-
Currency derivatives (NDF)	1,017	1,017	1,017	-	-	-	-	-
Not designated as hedge accounting
Currency derivatives ( NDF )	-	-	-	-	-	-	-	-
Currency derivatives (Future)	145	145	145	-	-	-	-	-
Interest rate derivatives	705	968	585	383	-	-	-	-
Commodities derivatives	1,967	1,967	1,967	-	-	-	-	-

ITR – Quarterly Information – March 31, 2011 – BRF – BRASIL FOODS S.A.

Explanatory Notes

(in thousands of Brazilian Reais)

						BR GAAP and IFRS
						Consolidated
						03.31.11
	Book	Cash flow	Up to 9					After 5
	value	contracted	months	2012	2013	2014	2015	years
Non derivatives financial liabilities
Loans and financing	5,697,513	6,920,364	2,431,837	2,317,684	764,644	266,043	152,200	987,955
Bonds BRF	1,218,620	2,018,570	44,280	88,561	88,561	88,561	88,561	1,620,048
Bonds Sadia	416,973	570,141	27,091	27,091	27,091	27,091	27,091	434,686
Trade accounts payable	2,038,982	2,038,982	-	-	-	-	-	-
Capital lease	8,735	9,371	4,586	3,614	939	180	52	-
Operational lease	-	448,584	175,982	167,277	44,074	31,260	29,991	-
Derivatives financial liabilities
Designated as hedge accounting
Interest rate derivatives	72,020	192,235	38,735	49,831	63,194	8,734	8,734	23,008
Currency derivatives (NDF)	1,017	1,017	1,017	-	-	-	-	-
Currency derivatives (options)	-	-	-	-	-	-	-	-
Not designated as hedge accounting
Currency derivatives (NDF)	1,738	1,738	1,738	-	-	-	-	-
Currency derivatives (Future)	145	145	145	-	-	-	-	-
Interest rate derivatives	705	968	585	383	-	-	-	-
Commodities derivatives	1,967	1,967	1,967	-	-	-	-	-

ITR – Quarterly Information – March 31, 2011 – BRF – BRASIL FOODS S.A.

Explanatory Notes

(in thousands of Brazilian Reais)

4.9. Commodity price risk management

In the normal course of its operations, the Company purchases commodities, mainly corn, soymeal and live hog, which are some of the individual components of production cost.

Aiming to protect Company against the exposure of price variation of live cattle, Management hired derivatives protection instruments which comprise the following categories: (i) cattle forward purchase, (ii) containment of own cattle, (iii) containment contract of cattle with partnership, and (iv) spot purchase of cattle which the objective to guarantee the slaughtering scale of cattle in the fallow.

The contracts are accounted for its fair value in the statement of income as financial income or expense, whenever is their maturity date.

On March 31, 2011 the Company held a short position in BM&F of 331 (137 on December 31, 2010) future contracts with maturity date through October 2011.In the over the counter market the Company held 530 short positions with maturity date between July and November 2011. Additionally, the Company also held 1.300 short positions of option contracts (700 short position of option contracts on December 31, 2010) (note 4.3.2).

4.10.    Sensitivity analysis chart

The Company has loans, payables and receivables in foreign currency, and in order to mitigate the risks incurred through foreign exchange exposure it contracts derivative financial instruments.

The Company understands that the present interest rate fluctuations do not significantly affect its financial result since it opted to change to fixed rate a considerable part of its floating interest rates debts by using derivative transactions (interest rates swaps). Company designates such derivatives as hedge accounting and therefore adopts special accounting treatment proving the prospective and retrospective effectiveness of the hedge transaction.

Five scenarios are considered for the next twelve-month period in the table below, considering the percentage variations of the quotes of parity between the Brazilian Reais and U.S. Dollar, Brazilian Reais and Euro and Brazilian Reais and Pounds, whereas the most likely scenario is that adopted by the Company. The remaining scenarios are based on quoted prices from the Brazilian Central Bank as of March 31, 2010. The total of sales export analyzed corresponds to the total of derivative financial instruments and the amortization flow of PPEs for the following next 12 months designated as hedge accounting.

ITR – Quarterly Information – March 31, 2011 – BRF – BRASIL FOODS S.A.

Explanatory Notes

(in thousands of Brazilian Reais)

Parity - Brazilian Reais x U.S. Dollar		1.7000	1.4658	1.2215	2.0359	2.4431
Transaction/Instrument	Risk	Scenario I	Scenario II	Scenario III	Scenario IV	Scenario V
		(probable)	(10% appreciation)	(25% appreciation)	(25% devaluation)	(50% devaluation)
NDF (hedge accounting)	Devaluation of R$	46,498	152,108	262,290	(104,982)	(288,618)
Options - currencies	Devaluation of R$	(1,498)	6,932	15,727	(822)	(822)
Export pre - payment	Devaluation of R$	57,788	165,614	278,107	(96,869)	(284,357)
Exports	Appreciation of R$	(66,576)	(219,342)	(378,720)	154,431	420,061
Net effect		36,212	105,312	177,404	(48,242)	(153,736)
Statement of income		(822)	(822)	(822)	13,837	28,495
Shareholders' equity		37,033	106,134	178,225	(62,079)	(182,231)

Parity - Brazilian Reais x Euro		2.2100	2.0816	1.7347	2.8911	3.4694
Transaction/Instrument	Risk	Scenario I	Scenario II	Scenario III	Scenario IV	Scenario V
		(probable)	(10% appreciation)	(25% appreciation)	(25% devaluation)	(50% devaluation)
NDF EUR	Devaluation of R$	45,599	71,663	142,090	(92,669)	(210,049)
Exports	Appreciation of R$	(45,599)	(71,663)	(142,090)	92,669	210,049
Net effect		-	-	-	-	-
Statement of income		-	-	-	-	-
Shareholders' equity		-	-	-	-	-

Parity - Brazilian Reais x Pound		2.6000	2.3555	1.9629	3.2715	3.9258
Transaction/Instrument	Risk	Scenario I	Scenario II	Scenario III	Scenario IV	Scenario V
		(probable)	(10% appreciation)	(25% appreciation)	(25% devaluation)	(50% devaluation)
NDF GBP	Devaluation of R$	12,408	24,145	42,988	(19,824)	(51,231)
Exports	Appreciation of R$	(12,408)	(24,145)	(42,988)	19,824	51,231
Net effect		-	-	-	-	-
Statement of income		-	-	-	-	-
Shareholders' equity		-	-	-	-	-

ITR – Quarterly Information – March 31, 2011 – BRF – BRASIL FOODS S.A.

Explanatory Notes

(in thousands of Brazilian Reais)

5.    SEGMENT INFORMATION

The operating segments are reported consistently with the management reports provided to the chief operating decision makers (Board of Directors and Officers) for purposes of appraising the performance of each segment and allocating resources.

The reportable segments identified primarily observe the division by geographical region of sales of the Company, as: domestic and foreign market. In turn, these segments are subdivided according to the nature of the products whose characteristics are described below:

•         Fresh (in natura): involves the production and trade of whole birds and poultry cuts as well as pork and beef cuts.

•         Prepared and processed: involves the production and trade of processed poultry, pork and beef derivative foods, margarines and soy vegetarian products.

•         Dairy: involves the production and trade of pasteurized and UHT milk as well as milk derivatives, including flavored milk, yogurts, fruit juices, soy-based beverages, cheeses and desserts.

•         Others: involves the production and trade of animal feed, soymeal and refined soy flour.

The net sales for each one of the reportable operating segments are presented below:

	BR GAAP and IFRS
	Consolidated
	03.31.11	03.31.10
Net sales - domestic market:
In natura products	545,638	362,445
Processed products	1,813,919	1,487,609
Dairy products	627,810	540,316
Other	604,655	594,163
	3,592,022	2,984,533
Net sales - foreign market:
In natura products	2,022,685	1,644,920
Processed products	393,554	397,831
Dairy products	5	5,291
Other	12,228	14,796
	2,428,472	2,062,838
	6,020,494	5,047,371

ITR – Quarterly Information – March 31, 2011 – BRF – BRASIL FOODS S.A.

Explanatory Notes

(in thousands of Brazilian Reais)

The operating results before financial income (expenses) and others for each one of the reportable operating segments are presented below:

	BR GAAP and IFRS
	Consolidated
	03.31.11	03.31.10
Operating income
Domestic market	324,535	215,315
Foreign market	200,459	(4,715)
	524,994	210,600

No customer was individually responsible for more than 5% of the total revenue earned in the year ended March 31, 2010.

Export net revenue by region is presented below:

	BR GAAP and IFRS
	Consolidated
	03.31.11	03.31.10
Export net income per region:
Europe	419,005	425,909
Far East	514,534	466,256
Middle East	816,011	605,486
Eurasia (including Russia)	234,970	236,587
America / Africa / Other	443,952	328,600
	2,428,472	2,062,838

The goodwill originating from the expectation of future profitability, as well as the intangible assets with indefinite useful life (trademarks and patents), were allocated to the reportable operating segments, taking into account the nature of the products manufactured in each segment (cash-generating unit), and the allocation is presented below:

					BR GAAP and IFRS
						Consolidated
	Domestic market		Foreign market			Total
	03.31.11	12.31.10	03.31.11	12.31.10	03.31.11	12.31.10
Goodwill due to expectation
of future profitability	1,896,442	1,896,442	937,077	936,532	2,833,519	2,832,974
Trademarks	1,065,478	1,065,478	190,522	190,522	1,256,000	1,256,000
Patents	4,957	4,957	325	375	5,282	5,332
	2,966,877	2,966,877	1,127,924	1,127,429	4,094,801	4,094,306

Information referring to the total assets by reportable segments is not being presented, as it does not compose the set of information made available to the Company’s Management, which make investment decisions on a consolidated basis.

ITR – Quarterly Information – March 31, 2011 – BRF – BRASIL FOODS S.A.

Explanatory Notes

(in thousands of Brazilian Reais)

6.    CASH AND CASH EQUIVALENTS

		BR GAAP		BR GAAP and IFRS
	Average	Parent Company		Consolidated
	rate p.a.	03.31.11	12.31.10	03.31.11	12.31.10
Cash and bank accounts:
U.S. Dollar	-	-	583	69,028	70,334
Brazilian Reais	-	27,680	34,562	33,930	81,428
Euro	-	-	-	398	844
Others	-	-	-	1,186	4,701
		27,680	35,145	104,542	157,307

Highly liquid investments:
In Brazilian Reais:
Investment fund	11.79%	9,972	9,906	9,972	9,906
		9,972	9,906	9,972	9,906

In U.S. Dollar:
Interest bearing account	0.05%	-	11,012	330,095	345,700
Fixed term deposit	1.40%	67,582	152,492	1,522,801	1,651,745
Overnight	0.13%	23,963	2,604	70,722	64,358
In Euro:
Deposit account	0.31%	1,502	-	42,468	74,272
Overnight	0.12%	-	-	3,123	3,054
Other Currencies:
Deposit account	0.54%	-	-	10,060	4,301
		93,047	166,108	1,979,269	2,143,430
		130,699	211,159	2,093,783	2,310,643

Financial investments classified as cash and cash equivalents are considered financial assets with the possibility of immediate redemption and are subject to an insignificant risk of change of value. Financial investments in foreign currencies refer mainly to Overnight and Time Deposit, remunerated at the prefixed rate.

ITR – Quarterly Information – March 31, 2011 – BRF – BRASIL FOODS S.A.

Explanatory Notes

(in thousands of Brazilian Reais)

7.    MARKETABLE SECUTIRIES

				BR GAAP		BR GAAP and IFRS
			Average interest	Parent company		Consolidated
	WAMT (*)	Currency	rate p.a.	03.31.11	12.31.10	03.31.11	12.31.10
Available for sale
Purchase and sale commitments	-	R$	10.79%	-	-	167,787	129,158
Credit linked notes	-	US$	4.80%	-	-	124,669	-
Bank deposit certificates	-	R$	8.67%	-	-	94,067	74,792
Brazilian foreign debt securities	-	US$	10.26%	-	-	59,490	61,287
Brazilian financial treasury bill	-	R$	8.65%	-	-	54,340	52,938
Exclusive investment funds	-	US$	8.61%	-	-	1,599	45,723
Investment funds	-	R$	8.61%	-	-	1,079	24,679
Shares	-	R$	-	1,922	1,679	1,922	1,679
				1,922	1,679	504,953	390,256

Held for trading
Bank deposit certificates	0.95	R$	11.88%	515,467	557,455	523,444	560,543
Financial treasury bills	3.56	R$	11.67%	161,672	62,969	161,671	62,969
				677,139	620,424	685,115	623,512

Held to maturity
Credit linked notes	2.78	US$	4.80%	-	-	162,932	166,687
National treasury certificates	1.00	R$	12.00%	-	-	64,298	60,977
Capitalization security	0.08	R$	5.19%	27	27	27	27
				27	27	227,257	227,691
				679,088	622,130	1,417,325	1,241,459
Current				679,088	622,130	1,226,353	1,032,375
Non-current				-	-	190,972	209,084

(*) Weighted average maturity in years.

There were no changes in the nature and characteristics of the marketable securities categories presented above, as disclosed in the annual financial statements for the year ended December 31, 2010 (note 9).

The portfolio of financial operations of exclusive fund in foreign currency is shown below:

		BR GAAP and IFRS
		Consolidated
	03.31.11	12.31.10
Structured notes	-	43,227
Money market	1,599	2,496
	1,599	45,723
Other accounts (payable) receivable	-	(6,974)
	1,599	38,749

The national treasury certificates and financial treasury bills classified in the held to maturity subgroup are pledged as a guarantee of the loan obtained by means of the Special Program for Asset Recovery (“PESA”), see note 19.

On March 31, 2011, of the total of marketable securities, R$64,446 were pledged as collateral for futures contract operations in U.S. dollars and live cattle, traded on the Futures and Commodities Exchange (“BMF”). On December 31, 2010 the guarantees corresponded to R$27,500.

ITR – Quarterly Information – March 31, 2011 – BRF – BRASIL FOODS S.A.

Explanatory Notes

(in thousands of Brazilian Reais)

On March 31, 2011, the maturities of the non-current marketable securities the consolidated balance sheet is as follow:

BR GAAP and IFRS
Maturities	Consolidated
2012	-
2013	126,672
2014	-
2015 onwards	64,300
190,972

The Company conducted an analysis of sensitivity to foreign exchange rate (note 4.10).

8.    TRADE ACCOUNTS RECEIVABLE AND OTHER

	BR GAAP		BR GAAP and IFRS
	Parent company		Consolidated
	03.31.11	12.31.10	03.31.11	12.31.10
Current
Local third-parties	777,559	825,824	1,365,702	1,636,694
Local related parties	20,437	21,108	3,738	-
Foreign third parties	75,494	65,426	1,020,698	948,389
Foreign related parties	173,979	186,752	196	-
(-) Estimated losses with doubtful accounts	(14,605)	(12,167)	(31,989)	(20,054)
	1,032,864	1,086,943	2,358,345	2,565,029

Credit notes	31,860	29,515	43,854	41,667
	1,064,724	1,116,458	2,402,199	2,606,696
Non-current
Local third-parties	32,016	33,825	33,523	47,955
Foreign third parties	432	443	4,097	2,652
(-) Adjustment to present value	(792)	(872)	(792)	(872)
(-) Estimated losses with doubtful accounts	(26,538)	(26,446)	(31,710)	(42,785)
	5,118	6,950	5,118	6,950

Credit notes	85,382	93,136	85,382	93,136
	90,500	100,086	90,500	100,086

The rollforward of estimated losses from doubtful accounts is presented below:

ITR – Quarterly Information – March 31, 2011 – BRF – BRASIL FOODS S.A.

Explanatory Notes

(in thousands of Brazilian Reais)

	BR GAAP		BR GAAP and IFRS
	Parent company		Consolidated
	03.31.11	12.31.10	03.31.11	12.31.10
Beginning balance	38,613	42,431	62,839	68,679
Exchange rate variation	(10)	203	(10)	179
Additions	9,333	21,583	18,528	41,317
Increase (business combination) (1)	-	3,183	-	-
Reversals	(4,276)	(8,202)	(13,668)	(20,211)
Write-offs	(2,517)	(20,585)	(3,990)	(27,125)
Ending balance	41,143	38,613	63,699	62,839

(1) Merger of Avipal Nordeste S.A. em 03.31.10

The expense of the estimated losses on doubtful accounts was recorded under selling expenses in the statement of income. When efforts to recover accounts receivable prove fruitless, the amounts credited to estimated losses on doubtful accounts are generally reversed against the permanent write-off of the invoice.

Breakdown by maturity of overdue amounts and not included in estimated losses on doubtful accounts.

	BR GAAP	BR GAAP and IFRS
	Parent company	Consolidated
	03.31.11	03.31.11	12.31.10
60 to 90 days	402	1,080	9,252
90 to 120 days	521	644	1,414
120 to 180 days	4,139	4,355	2,765
180 to 360 days	224	366	343
Above 360 days	1,145	1,430	2,815
	6,431	7,875	16,589

The receivables excluded from allowance for estimated losses on doubtful accounts are secured by letters of credit issued by financial institutions and by credit insurance contracted with insurance companies.

On December 31, 2010, parent company did not have overdue receivables excluded from the balance of estimated losses on doubtful accounts.

The breakdown of accounts receivable by maturity is as follows:

ITR – Quarterly Information – March 31, 2011 – BRF – BRASIL FOODS S.A.

Explanatory Notes

(in thousands of Brazilian Reais)

	BR GAAP		BR GAAP and IFRS
	Parent company		Consolidated
	03.31.11	12.31.10	03.31.11	12.31.10
Amounts falling due	1,021,201	1,090,982	2,214,686	2,377,713
Overdue:
From 01 to 60 days	16,478	6,320	148,411	182,012
From 61 to 120 days	6,797	3,251	17,220	17,851
From 121 to 180 days	5,254	1,583	7,718	6,872
From 181 to 360 days	2,263	3,380	6,792	6,860
Above 360 days	27,924	27,862	33,127	44,382
(-) Adjustment to present value	(792)	(872)	(792)	(872)
(-) Estimated losses with doubtful accounts	(41,143)	(38,613)	(63,699)	(62,839)
	1,037,982	1,093,893	2,363,463	2,571,979

9.    INVENTORIES

	BR GAAP		BR GAAP and IFRS
	Parent company		Consolidated
	03.31.11	12.31.10	03.31.11	12.31.10
Finished goods	570,509	493,103	1,390,691	1,159,129
Goods for resale	7,530	6,140	21,043	20,518
Work in process	67,763	54,090	107,255	123,279
Raw materials	135,712	117,878	564,654	466,346
Packaging materials	38,345	39,204	82,577	85,485
Secondary materials	52,377	58,168	53,012	58,752
Warehouse	66,695	67,714	110,379	118,535
Goods in transit	-	279	16,052	60,919
Imports in transit	14,713	18,796	18,458	22,081
Advances to suppliers	31,757	40,505	80,896	50,935
(-) Provision for adjustment to market value	(9,767)	(9,140)	(15,666)	(14,549)
(-) Provision for inventory losses deteriorated	(2,843)	(4,694)	(7,073)	(10,591)
(-) Provision for obsolescence	(1,686)	(2,202)	(4,423)	(5,030)
	971,105	879,841	2,417,855	2,135,809

The amount of the write-offs of inventories recognized in the cost of sales on for the three month period ended on March 31, 2011 totaled R$2,371,481 at the parent company and R$4,474,918 in the consolidated quarterly information (on March 31, 2010 R$2,066,517 at the parent company and R$3,922,557) in the consolidated quarterly financial information, such amounts include the additions and reversals of inventory provisions presented in the table below:

	BR GAAP
	Parent company
	12.31.10	Additions	Reversals	Write-offs	03.31.11
Provision for inventory losses (a)	(9,140)	(4,933)	4,306	-	(9,767)
Provision for inventory losses deteriorated	(4,694)	(692)	-	2,543	(2,843)
Provision for obsolescence	(2,202)	-	516	-	(1,686)
	(16,036)	(5,625)	4,822	2,543	(14,296)

ITR – Quarterly Information – March 31, 2011 – BRF – BRASIL FOODS S.A.

Explanatory Notes

(in thousands of Brazilian Reais)

	BR GAAP and IFRS
	Consolidated
					Exchange rate
Provision for inventory losses (a)	12.31.10	Additions	Reversals	Write-offs	variation	03.31.11
Provision for inventory losses deteriorated	(14,549)	(6,430)	5,199	-	114	(15,666)
Provision for obsolescence	(10,591)	(1,660)	2,630	2,550	(2)	(7,073)
	(5,030)	-	607	-	-	(4,423)
	(30,170)	(8,090)	8,436	2,550	112	(27,162)

(a) Reversals occurred on account of the recovery of the sale price of inventories.

Additionally, on the three month period ended March 31, 2011 there were write-offs of inventories in the amount of R$9,799 at the parent company and R$10,148 in the consolidated (on March 31, 2010, R$10,466 at the parent company and R$12,228 in the consolidated), recorded under selling expenses referring to items suffering deterioration.

Management expects inventories to be recovered in a period of less than 12 months.

On March 31, 2011, the amount corresponding to R$60,307 (R$30,498 on December 31, 2010) of the balance of inventories of the parent company and consolidated was pledged as collateral for rural credit operations.

10. BIOLOGICAL ASSETS

The group of biological assets of the Company comprises living animals which are separated by the categories: poultry, swine and bovine. These animals were separated into consumable and for production. The evaluation criteria and the accounting practices adopted by the Company related to biological assets have not changed in the period of three month ended on March 31, 2011, when compared to the ones adopted in the preparation of the annual financial statements for the year ended December 31, 2010 (note12).

In Management’s opinion, the fair value of the biological assets is substantially represented by the cost of formation especially due to the short life cycle of the animals and due to the fact that a significant portion of the profitability of our products derives from the manufacturing process, not from the obtainment of unprocessed meat (raw materials / slaughter). This opinion is supported by an annual report of appraisal of fair value prepared by an independent specialist, which assessed an immaterial difference between the two methodologies. Therefore, the Management maintained the registration of the biological assets at formation cost.

During the first quarter Management has not identified any events that could have changed business conditions or severely affected the assumptions adopted, therefore, the appraisal report issued for December 31, 2010 was not updated.

ITR – Quarterly Information – March 31, 2011 – BRF – BRASIL FOODS S.A.

Explanatory Notes

(in thousands of Brazilian Reais)

The quantities and the accounting balances per category of biological asset are presented below:

	BR GAAP
	Parent company
	03.31.11		12.31.10
	Quantity	Value	Quantity	Value
Consumable biological assets:
Immature poultry	94,618	189,809	97,615	185,068
Immature pork	1,608	242,429	1,889	223,994
Immature bovine	24	27,259	24	25,150
Total current	96,250	459,497	99,528	434,212

Production biological assets:
Immature poultry	3,820	43,404	3,750	40,186
Mature poultry	5,334	57,087	5,245	56,802
Mature pork	159	65,024	156	62,034
Total non-current	9,313	165,515	9,151	159,022
	105,563	625,012	108,679	593,234

	BR GAAP and IFRS
	Consolidated
	03.31.11		12.31.10
	Quantity	Value	Quantity	Value
Consumable biological assets
Immature poultry	184,144	418,039	187,101	394,689
Mature poultry	262	936	483	1,611
Immature pork	3,272	525,763	4,155	479,187
Mature pork	203	49	-	44
Immature bovine	24	27,259	24	25,150
Total current	187,905	972,046	191,763	900,681

Production biological assets
Immature poultry	7,717	91,368	7,372	88,193
Mature poultry	11,595	137,196	11,559	140,482
Immature pork	169	23,562	169	22,601
Mature pork	396	129,410	386	126,408
Total non-current	19,877	381,536	19,486	377,684
	207,782	1,353,582	211,249	1,278,365

The rollforward of biological assets for the period is presented below:

ITR – Quarterly Information – March 31, 2011 – BRF – BRASIL FOODS S.A.

Explanatory Notes

(in thousands of Brazilian Reais)

	BR GAAP
	Parent company
	Current				Non-current
	Poultry	Pork	Bovine	Total	Poultry	Pork	Total
Balance as of 12.31.10	185,068	223,994	25,150	434,212	96,988	62,034	159,022
Increase due to acquisition	13,378	102,046	8,374	123,798	4,590	11,879	16,469
Increase due to reproduction	114,417	4,965	1,359	120,741	33,321	545	33,866
Consumption of ration, medication
and remuneration of partnership	464,970	135,800	1,160	601,930	-	-	-
Accumulate depreciation	-	-	-	-	(34,408)	(9,434)	(43,842)
Reduction due to slaughtering	(588,024)	(224,376)	(8,784)	(821,184)	-	-	-
Balance as of 03.31.11	189,809	242,429	27,259	459,497	100,491	65,024	165,515

	BR GAAP and IFRS
	Parent company
	Current				Non-current
	Poultry	Pork	Bovine	Total	Poultry	Pork	Total
Balance as of 12.31.10	396,300	479,231	25,150	900,681	228,675	149,009	377,684
Increase due to acquisition	13,378	102,046	8,374	123,798	8,261	14,897	23,158
Increase due to reproduction	218,886	133,016	1,359	353,261	71,958	14,179	86,137
Consumption of ration, medication
and remuneration of partnership	1,041,962	319,693	1,160	1,362,815	-	-	-
Accumulate depreciation	-	-	-	-	(76,870)	(20,774)	(97,644)
Transfer between current
and non-current assets	3,460	4,339	-	7,799	(3,460)	(4,339)	(7,799)
Reduction due to slaughtering	(1,255,011)	(512,513)	(8,784)	(1,776,308)	-	-	-
Balance as of 03.31.11	418,975	525,812	27,259	972,046	228,564	152,972	381,536

The costs of the breeding animals are depreciated using the straight-line method for a period from 15 to 30 months.

11. ASSETS HELD FOR SALE

The balances rollforward of assets held for sale are presented below:

	BR GAAP
	Parent company
		Transfers from
		property, plant and
	12.31.10	equipment	03.31.11
Land	1,537	1,201	2,738
Buildings and improvements	1,489	1,441	2,930
Machinery and equipment	200	11	211
Others	-	12	12
	3,226	2,665	5,891

ITR – Quarterly Information – March 31, 2011 – BRF – BRASIL FOODS S.A.

Explanatory Notes

(in thousands of Brazilian Reais)

			BR GAAP
			Consolidated
		Transfers from
		property, plant and
	12.31.10	equipment	03.31.11
Land	42,900	1,201	44,101
Buildings and improvements	14,700	1,441	16,141
Machinery and equipment	1,853	11	1,864
Facilities	2,167	6	2,173
Others	625	6	631
	62,245	2,665	64,910

12.   RECOVERABLE TAXES

	BR GAAP		BR GAAP and IFRS
	Parent company		Consolidated
	03.31.11	12.31.10	03.31.11	12.31.10
State ICMS (VAT)	269,989	254,632	690,031	646,978
Withholding income tax and social contribution	210,927	235,613	246,541	257,096
PIS and COFINS (Federal Taxes to Fund Social Programs)	479,316	463,598	601,659	577,853
Import duty	660	218	9,766	9,108
IPI (Federal VAT)	3,476	2,913	59,296	58,701
Other	831	831	8,008	6,673
(-) Allowance for losses	(21,230)	(22,014)	(107,310)	(93,110)
	943,969	935,791	1,507,991	1,463,299

Current	478,588	471,367	727,716	695,892
Non-current	465,381	464,424	780,275	767,407

The provision for losses rollforward is presented below:

				BR GAAP
			Parent company

		12.31.10	Reversals	03.31.11
Allowance for losses - State ICMS (VAT)		(22,014)	784	(21,230)
		(22,014)	784	(21,230)

				BR GAAP
				Consolidated

	12.31.10	Additions	Reversals	03.31.11
Allowance for losses - State ICMS (VAT)	(78,371)	(4,686)	784	(82,273)
Allowance for losses - PIS and COFINS	(2,567)	(10,298)	-	(12,865)
Allowance for losses - IPI (Federal VAT)	(12,172)	-	-	(12,172)
	(93,110)	(14,984)	784	(107,310)

During the three month period ended March 31, 2011, there were no changes that would affect the nature of the credits presented above, a detailed description of each recoverable tax was disclosed in the annual financial statements for the year ended December 31, 2010 (note 14).

ITR – Quarterly Information – March 31, 2011 – BRF – BRASIL FOODS S.A.

Explanatory Notes

(in thousands of Brazilian Reais)

13. INCOME TAX AND SOCIAL CONTRIBUTION

13.1.    Deferred income tax and social contribution composition:

	BR GAAP		BR GAAP and IFRS
	Parent company		Consolidated
	03.31.11	12.31.10	03.31.11	12.31.10
Assets:
Tax losses carryforwards (corporate income tax)	171,488	166,924	568,443	564,705
Negative calculation basis (social contribution on net profits)	70,961	68,154	219,967	216,677
Temporary differences:
Provisions for contingencies	72,147	70,084	140,074	151,554
Provision for doubtful accounts	4,630	6,416	8,649	8,669
Provision for attorney's fees	4,765	4,804	4,765	4,804
Provision for property, plant and equipment losses	369	369	4,798	3,588
Provision for tax credits realization	7,218	7,485	32,984	31,658
Provision for other obligations	17,608	19,465	47,870	57,199
Employees' profit sharing	12,871	26,163	17,746	35,847
Provision for inventories	4,861	5,452	5,221	5,713
Employees' benefits plan	39,257	37,537	97,441	93,329
Amortization of fair value of business combination	5,746	6,285	10,369	10,908
Business combination - Sadia	-	-	1,179,441	1,129,947
Provision for contractual indemnity	-	-	3,635	3,400
Unrealized losses on derivatives	1,313	2,925	1,313	2,925
Unrealized losses on inventories	-	-	1,878	1,480
Adjustments relating to the transition tax regime	59,594	124,370	73,052	139,557
Provision for losses	6,126	5,857	10,359	11,562
Other temporary differences	6,097	4,547	18,074	14,090
	485,051	556,837	2,446,079	2,487,612
Liabilities:
Temporary differences:
Revaluation reserve	579	645	579	645
Depreciation on rural activities	449	463	71,459	76,567
Adjustments relating to the transition tax regime	243,800	273,951	387,900	400,951
Business combination - Sadia	-	-	1,182,847	1,124,475
Unrealized gains on derivatives	22,011	28,045	22,011	28,045
Other temporary differences	1,739	1	9,748	4,994
	268,578	303,105	1,674,544	1,635,677

13.2.    Estimated time of realization:

Management considers that deferred tax assets related to provisions for contingencies will be realized as the lawsuits are resolved and there are no estimates for the expected time of realization; thus, they are classified as non-current. The Company considers that deferred tax assets resulting from temporary differences of employee benefits will be realized at the payment of the projected obligations.

ITR – Quarterly Information – March 31, 2011 – BRF – BRASIL FOODS S.A.

Explanatory Notes

(in thousands of Brazilian Reais)

Management estimates that the deferred tax assets originating from tax losses carryforward and negative basis of social contribution are expected to be realized as set forth below:

	BR GAAP	BR GAAP e IFRS
	Parent company	Consolidated
Year	Value	Value
2011	22,198	80,384
2012	23,664	85,693
2013	25,450	92,160
2014	27,131	98,246
2015 onwards	144,006	431,927
	242,449	788,410

In assessing the likelihood of the realization of deferred tax assets, Management considers whether it is more likely than not that some or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets depends on the generation of future taxable income during the periods in which those temporary differences are deductible.

Management considers the scheduled reversal of deferred tax liabilities, projected taxable income and tax-planning strategies in making this assessment. Based on the level of historical taxable income and projections for future taxable income, management believes that it is more likely than not that the Company will realize the benefits of these deductible differences. The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carryforward period are reduced.

ITR – Quarterly Information – March 31, 2011 – BRF – BRASIL FOODS S.A.

Explanatory Notes

(in thousands of Brazilian Reais)

13.3.    Income and social contribution taxes reconciliation:

	BR GAAP		BR GAAP and IFRS
	Parent company		Consolidated
	03.31.11	03.31.10	03.31.11	03.31.10
Income (loss) before taxes and participations	417,310	27,093	472,730	58,772
Nominal tax rate	34.0%	34.0%	34.0%	34.0%
	(141,885)	(9,212)	(160,728)	(19,982)
Tax (expense) benefit at nominal rate
Adjustment of taxes and contributions on:
Equity pick-up	90,331	59,182	706	648
Exchange rate variation on foreign investments	12,641	(11,385)	3,300	(3,574)
Difference of tax rates on foreign earnings from subsidiaries	-	-	74,005	29,794
Foreign subsidiaries	-	-	(2,144)	-
Staturory profit sharing	(832)	(4,152)	(1,310)	(2,826)
Profit sharing	-	-	-	-
Donations	(68)	(90)	(989)	(90)
Penalties	(151)	(97)	(127)	(100)
Writt-off deffered income tax and social contribution	-	-	-	(3,790)
Goodwill amortization	5,859	-	-	-
Other adjustments	263	(220)	1,302	2,193
	(33,842)	34,026	(85,985)	2,273

Current income tax	-	-	(4,775)	(12,709)
Deferred income tax	(33,842)	34,026	(81,210)	14,982

The taxable income, current and deferred income tax from subsidiaries abroad is presented below:

	BR GAAP and IFRS
		Consolidated
	03.31.11	03.31.10
Pre-tax book income from foreign subsidiaries	86,772	39,092
Current income taxes benefit (expense) of subsidiaries abroad	(2,962)	(2,582)
Deferred income taxes benefit (expense) of subsidiaries abroad	429	2,942

The Company determined that the total profit recorded in the books of its wholly-owned subsidiary Crossban will not be redistributed. Such resources will be used for investments in the subsidiary, and thus no deferred income taxes were recognized. The total of undistributed earnings corresponds to R$998,838 as of March 31, 2011 (R$928,885 as of December 31, 2010).

The Brazilian income tax returns are subject to a 5-year statute of limitation period, during which the tax authorities might audit and assess the company for additional taxes and penalties, in case inconsistencies are found. Subsidiaries located abroad are taxed in their respective jurisdictions, according to local regulations.

ITR – Quarterly Information – March 31, 2011 – BRF – BRASIL FOODS S.A.

Explanatory Notes

(in thousands of Brazilian Reais)

14.  JUDICIAL DEPOSITS

The rollforward of the judicial deposits held by the Company are represented below:

					BR GAAP
					Parent company
	12.31.10	Additions	Reversals	Write-offs	03.31.11
Tax	24,016	8,852	-	(1,946)	30,922
Labor	56,374	7,318	(3,830)	(1,600)	58,262
Civil, commercial and other	12,635	71	-	-	12,706
	93,025	16,241	(3,830)	(3,546)	101,890

					BR GAAP and IFRS
						Consolidated
					Exchange
	12.31.10	Additions	Reversals	Write-offs	rate variation	03.31.11
Tax	79,248	10,262	-	(2,048)	-	87,462
Labor	101,758	11,520	(3,830)	(3,731)	-	105,717
Civil, commercial and other	53,079	2,099	-	(36,882)	(6)	18,290
	234,085	23,881	(3,830)	(42,661)	(6)	211,469

15.  INVESTMENTS

15.1.    Investment breakdown

	BR GAAP		BR GAAP and IFRS
	Parent company		Consolidated
	03.31.11	12.31.10	03.31.11	12.31.10
Investment in subsidiaries	5,278,089	4,984,710	18,637	16,467
Fair value of acquired assets, net	2,412,075	2,394,844	-	-
Goodwill	1,293,818	1,293,818	-	-
Advance for future capital increase	100	100	-	-
Other investments	834	834	894	1,027
	8,984,916	8,674,306	19,531	17,494

ITR – Quarterly Information – March 31, 2011 – BRF – BRASIL FOODS S.A.

Explanatory Notes

(in thousands of Brazilian Reais)

15.2.    Rollforward of the interest in direct subsidiaries – Parent Company

	PSA	PDF				VIP S.A.	Avipal
	Labor.	Partici-		UP! Ali-		Empr. E	Centro-	Avipal	Establec. Crossban Perdigão
	Veter.	pações	Perdigão	mentos		Particip.	Oeste	Construtora	Levino	Holdings	Export	Total
	Ltda.	Ltda.	Trading .	S.A. Ltda	Sadia S.A.	Imob.	S.A.	S.A.	Zaccardy	GMBH	Ltd.	03.31.11	12.31.10
a) Capital share March as of 31, 2011
% of share	88.00%	1.00%	100.00%	50.00%	100.00%	65.49%	100.00%	100.00%	90.00%	100.00%	100.00%
Total number of shares and membership interests:	5,463,850	1,000	100,000	1,000	683,000,000	14,249,459	6,963,854	445,362	100	1	1
Number of shares and membership interest held:	4,808,188	10	100,000	500	683,000,000	9,331,971	6,963,854	445,362	90	1	1
b) Subsidiaries' information on March 31, 2011
Capital stock	5,464	1	100	1	5,073,817	40,061	5,972	445	37	4,388	16
Shareholders' equity	10,968	1	1,902	16,261	4,219,718	48,097	263	52	854	1,013,017	-
Fair value		-	-	-	2,412,075	-	-	-	-	-	-
Goodw ill		-	-	-	1,293,818	-	-	-	-	-	-
Result of the period	219	-	29	4,862	225,101	87	-	-	318	38,127	-

c) Balance of investments on March 31, 2011										-
Balance of the investment in the beginning of the year	9,459	-	1,873	5,699	7,691,833	31,442	263	51	(411)	933,163	-	8,673,372	9,085,572
Equity method	193	-	29	2,431	242,334	57	-	1	286	38,127	-	283,458	907,910
Unrealized profit in inventory	-	-	-	-	-	-	-	-	(547)	-	-	(547)	(2,697)
Treasury shares	-	-	-	-	-	-	-	-	-	-	-	-	26,772
Foreign-exchange variation	-	-	-	-	-	-	-	-	(30)	37,208	-	37,178	(107,382)
Other comprehensive income	-	-	-	-	(8,556)	-	-	-	-	(923)	-	(9,479)	(46,543)
Capital increase	-	-	-	-	-	-	-	-	-	-	-	-	825,446
Dividends and interest on the shareholders’ equity	-	-	-	-	-	-	-	-	-	-	-	-	(215,723)
Merger	-	-	-	-	-	-	-	-	-	-	-	-	(1,799,983)
Balance of investments as of March 31, 2011	9,652	-	1,902	8,130	7,925,611	31,499	263	52	(702)	1,007,575	-	8,983,982	8,673,372

ITR – Quarterly Information – March 31, 2011 – BRF – BRASIL FOODS S.A.

Explanatory Notes

(in thousands of Brazilian Reais)

The amounts of the gains resulting from foreign-exchange variation on the investments in subsidiaries abroad, whose functional currency is Brazilian Reais, in the amount of R$9,707 on March 31, 2011 (R$10,492 losses on March 31, 2011), are recognized in the revenues or financial expenses in the statement of income (note 32). The exchange variation resulting from the investment in the subsidiary Plusfood Groep B.V. and its controlled companies, whose functional currency is the Euro, was recorded in the equity evaluation adjustments, in the subgroup of shareholders’ equity.

1.1. Interest in affiliated companies

	UP!		K&S
	03.31.11	12.31.10	03.31.11	12.31.10
Current assets	30,461	22,673	12,499	14,975
Noncurrent assets	36	-	17,585	17,335
Current liabilities	(14,236)	(11,274)	(8,018)	(9,749)
Noncurrent liabilities	-	-	(627)	(585)
Net assets	16,261	11,399	21,439	21,976

	UP!		K&S
	03.31.11	03.31.10	03.31.11	03.31.10
Net revenues	27,584	20,617	15,402	17,472
Net income	4,862	3,569	(537)	247

ITR – Quarterly Information – March 31, 2011 – BRF – BRASIL FOODS S.A.

Explanatory Notes

(in thousands of Brazilian Reais)

16.  PROPERTY, PLANT & EQUIPMENT

The property, plant and equipment rollforward is presented below:

							BR GAAP
							Parent company
	Rate					Transfer to held
	p.a. %	12.31.10	Acquisitions	Write-offs	Transfers	for sale	03.31.11
Cost
Land		140,422	-	(1)	79	(1,201)	139,299
Buildings and improvements		1,658,050	-	(588)	12,111	(4,113)	1,665,460
Machinery and equipment		2,287,259	5,066	(5,189)	34,730	(143)	2,321,723
Facilities		293,963	21	(938)	2,328	(7)	295,367
Furniture		46,345	291	(331)	758	-	47,063
Vehicles and aircrafts		19,004	263	(160)	42	(157)	18,992
Others		103,419	298	-	2,090	-	105,807
Construction in progress		137,565	79,472	-	(48,301)	-	168,736
Advances to suppliers		2,808	3,910	-	(4,009)	-	2,709
		4,688,835	89,321	(7,207)	(172)	(5,621)	4,765,156

Depreciation
Buildings and improvements	3.44	(470,586)	(13,139)	899	(715)	2,672	(480,869)
Machinery and equipment	6.08	(943,469)	(27,697)	5,168	267	132	(965,599)
Facilities	3.57	(83,790)	(3,056)	738	451	1	(85,656)
Furniture	6.25	(19,591)	(614)	263	12	-	(19,930)
Vehicles and aircrafts	14.29	(12,101)	(505)	113	(7)	151	(12,349)
Others	1.45	(24,664)	(1,083)	-	-	-	(25,747)
		(1,554,201)	(46,094)	7,181	8	2,956	(1,590,150)
		3,134,634	43,227	(26)	(164)	(2,665)	3,175,006

ITR – Quarterly Information – March 31, 2011 – BRF – BRASIL FOODS S.A.

Explanatory Notes

(in thousands of Brazilian Reais)

							BR GAAP and IFRS
								Consolidated
	Rate					Transfer to	Exchange
	p.a.%	12.31.10	Acquisitions	Write-offs	Transfers	held for sale	rate variation	03.31.11
Cost
Land		617,434	-	(82)	86	(1,201)	19	616,256
Buildings and improvements		4,669,143	1,383	(2,891)	17,051	(4,113)	440	4,681,013
Machinery and equipment		5,232,486	5,007	(23,880)	74,862	(143)	2,232	5,290,564
Facilities		1,309,899	343	(1,304)	11,069	(7)	9	1,320,009
Furniture		81,492	408	(545)	210	-	194	81,759
Vehicles and aircrafts		28,543	359	(156)	50	(157)	(3)	28,636
Others		174,580	3,314	(811)	2,018	-	-	179,101
Construction in progress		249,129	127,318	35	(71,983)	-	16	304,515
Advances to suppliers		47,533	14,046	5	(34,038)	-	-	27,546
		12,410,239	152,178	(29,629)	(675)	(5,621)	2,907	12,529,399
		12,410,239	152,178	(29,629)	(675)	(5,621)	2,907	12,529,399

Depreciation
Buildings and improvements	3.00	(1,036,285)	(33,354)	1,933	(755)	2,672	(315)	(1,066,104)
Machinery and equipment	5.25	(1,902,922)	(52,847)	13,951	214	132	(1,026)	(1,942,498)
Facilities	3.41	(327,028)	(10,726)	1,074	511	1	(2)	(336,170)
Furniture	5.76	(38,134)	(1,350)	407	42	-	(139)	(39,174)
Vehicles and aircrafts	14.41	(15,027)	(684)	139	(1)	151	1	(15,421)
Others	1.42	(24,012)	(1,680)	623	1	-	-	(25,068)
		(3,343,408)	(100,641)	18,127	12	2,956	(1,481)	(3,424,435)
		(3,343,408)	(100,641)	18,127	12	2,956	(1,481)	(3,424,435)
		9,066,831	51,537	(11,502)	(663)	(2,665)	1,426	9,104,964

ITR – Quarterly Information – March 31, 2011 – BRF – BRASIL FOODS S.A.

Explanatory Notes

(in thousands of Brazilian Reais)

The acquisition during the current quarter are substantially represented for construction in progress in the total amount of (R$127,318) and advances to suppliers (R$14,046) which comprise: (i) (R$14,952) expansion of the poultry slaughtering capacity of the cold warehouse in Lucas do Rio Verde plant; (ii) (R$13,950) expansion related to the transformation of the turkey production line to chicken in Carambei plant; (iii) (R$11,267) expansion of the production capacity of margarine in Uberlândia plant; (iv) (R$8,457) expansion of the production line of the “escondidinho” product; (v) (R$7,049) expansion with the construction of new plant to produce powder milk in Três de Maio in the state of Rio Grande do Sul; and (R$3,817) expenditure with replacement of fixed assets for Nova Mutum plant where a fire occurred in March 2011.

The disposals are mainly related to obsolete items in the total amount of R$10,806.

During the three month period ended on March 31, 2011, the Company capitalized interests in the approximately amount of R$3,296 (R$5,303 in March 31, 2010). The interest rate utilized to determine the amount to be capitalized was 5.70%.

On March 31, 2011 and 2009, the Company had no commitments assumed related to acquisition and/or construction of properties.

The property, plant and equipment that are held as collateral of transactions of different natures are presented below:

			BR GAAP
			Parent Company
		03.31.11	12.31.10
		Book value of	Book value of
	Type of collateral	the collateral	the collateral
Land	Financial/Employment/Tax/Civil	50,163	51,591
Buildings and improvements	Financial/Employment/Tax/Civil	641,062	648,956
Machinery and equipment	Financial/Employment/Tax	740,185	728,233
Facilities	Financial/Employment/Tax	185,278	189,931
Furniture and utensil	Financial/Employment/Tax/Civil	8,762	9,610
Vehicles and aircrafts	Financial/Tax	982	913
Others	Financial/Employment/Tax/Civil	92,883	90,959
		1,719,315	1,720,193

ITR – Quarterly Information – March 31, 2011 – BRF – BRASIL FOODS S.A.

Explanatory Notes

(in thousands of Brazilian Reais)

		BR GAAP and IFRS
			Consolidated
		03.31.11	12.31.10
		Book value of	Book value of
	Type of collateral	the collateral	the collateral
Land	Financial/Employment/Tax/Civil	185,731	187,159
Buildings and improvements	Financial/Employment/Tax/Civil	1,918,398	1,926,292
Machinery and equipment	Financial/Employment/Tax	2,040,624	2,028,672
Facilities	Financial/Employment/Tax	696,350	701,003
Furniture and utensil	Financial/Employment/Tax/Civil	16,610	17,458
Vehicles and aircrafts	Financial/Tax	1,367	1,297
Others	Financial/Employment/Tax/Civil	150,563	148,639
		5,009,643	5,010,520

The Company is not allowed to assign these assets as security for other transactions or to sell them.

17.  INTANGIBLE

Intangible assets comprise of the following items:

					BR GAAP
				Parent company
	Rate		Accumulated
	p.a.%	Cost	amortization	03.31.11	12.31.10
Goodwill	-	1,520,488	-	1,520,488	1,520,488
Software	20.00	88,581	(13,630)	74,951	63,968
Patents	10.00	3,057	-	3,057	3,057
Outgrowers fidelization	12.50	1,775	(55)	1,720	1,775
		1,613,901	(13,685)	1,600,216	1,589,288

				BR GAAP and IFRS
					Consolidated
	Rate		Accumulated
	p.a.%	Cost	amortization	03.31.11	12.31.10
Goodwill	-	2,833,519	-	2,833,519	2,832,974
Brands	-	1,256,000	-	1,256,000	1,256,000
Software	20.00	240,498	(131,396)	109,102	100,339
Relationship with suppliers	42.00	135,000	(98,182)	36,818	50,844
Patents	10.00	5,632	(350)	5,282	5,332
Outgrowers fidelization	12.50	1,775	(55)	1,720	1,775
		4,472,424	(229,983)	4,242,441	4,247,264

The intangible assets rollforward is presented below:

ITR – Quarterly Information – March 31, 2011 – BRF – BRASIL FOODS S.A.

Explanatory Notes

(in thousands of Brazilian Reais)

					BR GAAP
				Parenty company
	12.31.10	Additions	Amortization	Transfers	03.31.11
Cost

Software	76,120	12,289	-	172	88,581
Patents	3,057	-	-	-	3,057
Outgrowers fidelization	1,775	-	-	-	1,775
Goodwill:	1,520,488	-	-	-	1,520,488
Eleva Alimentos	1,273,324	-	-	-	1,273,324
Batávia	133,163	-	-	-	133,163
Ava	49,368	-	-	-	49,368
Cotochés	39,590	-	-	-	39,590
Paraíso Agroindustrial	16,751	-	-	-	16,751
Perdigão Mato Grosso	7,636	-	-	-	7,636
Incubatório Paraíso	656	-	-	-	656
	1,601,440	12,289	-	172	1,613,901

Amortization
Software	(12,152)	(1,470)	-	(8)	(13,630)
Trademarks	-	(55)	-	-	(55)
	(12,152)	(1,525)	-	(8)	(13,685)
	1,589,288	10,764	-	164	1,600,216

				BR GAAP and IFRS
					Consolidated
				Exchange
	12.31.10	Additions	Transfers	rate variation	03.31.11
Cost
Software	223,191	16,632	675	-	240,498
Relationship with suppliers	135,000	-	-	-	135,000
Patents	5,632	-	-	-	5,632
Trademarks	1,256,000	-	-	-	1,256,000
Outgrowers fidelization	1,775	-	-	-	1,775
Goodwill:	2,832,974	-	-	545	2,833,519
Sadia	1,293,818	-	-	-	1,293,818
Eleva Alimentos	1,273,324	-	-	-	1,273,324
Batávia	133,163	-	-	-	133,163
Ava	49,368	-	-	-	49,368
Cotochés	39,590	-	-	-	39,590
Paraíso Agroindustrial	16,751	-	-	-	16,751
Plusfood	14,618	-	-	545	15,163
Perdigão Mato Grosso	7,636	-	-	-	7,636
Sino dos Alpes	4,050	-	-	-	4,050
Incubatório Paraíso	656	-	-	-	656
	4,454,572	16,632	675	545	4,472,424

Amortization
Software	(122,852)	(8,549)	(12)	17	(131,396)
Relationship with suppliers	(84,156)	(14,026)	-	-	(98,182)
Patents	(300)	(50)	-	-	(350)
Outgrowers fidelization	-	(55)	-	-	(55)
	(207,308)	(22,680)	(12)	17	(229,983)
	4,247,264	(6,048)	663	562	4,242,441

ITR – Quarterly Information – March 31, 2011 – BRF – BRASIL FOODS S.A.

Explanatory Notes

(in thousands of Brazilian Reais)

The Company conducted the test of reduction to the recoverable value of assets based on fair value in use that was determined by a discounted cash flow model, in accordance with level of allocation of goodwill and intangibles to the group of cash generating units in the last quarter of 2010, during the three month period ended March 31, 2011, Management has not identified any event related to impairment factor of these assets and, therefore, no test was performed in the current quarter.

18.  ACCOUNTS PAYABLE

	BR GAAP		BR GAAP and IFRS
		Parent company	Consolidated
	03.31.11	12.31.10	03.31.11	12.31.10
Domestic suppliers
Third parties	1,003,855	1,053,902	1,900,330	1,952,056
Related parties	11,800	6,769	4,491	1,323
	1,015,655	1,060,671	1,904,821	1,953,379

Foreign suppliers
Third parties	31,743	35,806	134,161	105,817
Related parties	2,078	1,898	-	-
	33,821	37,704	134,161	105,817
	1,049,476	1,098,375	2,038,982	2,059,196

Accounts payable to suppliers are not subject to the incidence of interest and are generally settled in average within 34 days.

The information on accounts payable involving related parties is presented in    note 27.

ITR – Quarterly Information – March 31, 2011 – BRF – BRASIL FOODS S.A.

Explanatory Notes

(in thousands of Brazilian Reais)

19.  LOANS AND FINANCING

					BR GAAP
					Parent company
		Average interest rate				Balance	Balance
	Charges (p.a.)	(p.a.)	WAMT (*)	Short term	Long term	03.31.11	12.31.10
Local currency
	6.74%	6.74%
Working capital	(6.74%on 12.31.10)	(6.74%on 12.31.10)	0.5	405,065	1,601	406,666	417,181

BNDES, FINEM, credit facilities of development	TJLP +2.89%	8.01%
banks and other secured debts	(TJLP +2.86%on 12.31.10)	(8.07%on 12.31.10)	1.7	156,114	357,796	513,910	549,291
	TJLP/CDI +4.42%	10.42%
Export credit facility	(TR/TJLP/CDI +4.42%on 12.31.10)	(10.42%on 12.31.10)	0.9	138,752	248,709	387,461	387,717
	IGPM +1.63%	2.04%
Tax incentives	(IGPM +1.40%on 12.31.10)	(1.99%on 12.31.10)	9.0	22	18,416	18,438	10,469

				699,953	626,522	1,326,475	1,364,658

Foreign currency
	LIBOR/CDI +2.90%(LIBOR/CDI +2.84%
	on 12.31.10) +e.r. (US$ and others	3.36%(3.30%on 12.31.10) +e.r.
Export credit facility	currencies)	(US$ and others currencies)	2.0	276,840	643,479	920,319	809,745

BNDES, FINEM, credit facilities of development	UM BNDES +2.46%(UM BNDES +2.46%
	on 12.31.10) +e.r. (US$ and others	6.58%(6.61%on 12.31.10) +e.r.
banks and other secured debts	currencies)	(US$ and others currencies)	1.4	16,427	32,055	48,482	53,992

				293,267	675,534	968,801	863,737
				993,220	1,302,056	2,295,276	2,228,395

(*) Weighted average maturity date in years.

ITR – Quarterly Information – March 31, 2011 – BRF – BRASIL FOODS S.A.

Explanatory Notes

(in thousands of Brazilian Reais)

						BR GAAP and IFRS
						Consolidated
		Average interest rate				Balance	Balance
	Charges (% p.a.)	(%p.a.)	WAMT (*)	Short term	Long term	03.31.11	12.31.10
Local currency
	6,74%	6,74%
Working capital	(6,75%on 12.31.10)	(6,81%on 12.31.10)	0.5	852,377	11,600	863,977	881,300
BNDES, FINEM, credit facilities of
development banks and other secured	TJLP +2,89%	8,01%
debts	(TJLP +2,86%on 12.31.10)	(8,45%on 12.31.10)	1.7	561,415	1,265,160	1,826,575	1,934,187
	TJLP / CDI +4,42%	10,42%
Export credit facility	(TJLP/CDI 4,42%on 12.31.10)	(10,42%on 12.31.10)	0.9	138,753	248,710	387,463	387,717
	IGPM +1,63%	2,04%
Tax incentives	(IGPM /1,40%on 12.31.10)	(3,00 %on 12.31.10)	9.0	2,431	18,416	20,847	12,869
				1,554,976	1,543,886	3,098,862	3,216,073

Foreign currency
	7,83%	7,38%
Bonds	(7,13%on 12.31.10)	(7,13%on 12.31.10)	9.0	24,841	1,610,751	1,635,592	1,688,919
	LIBOR / CDI +1,80%(LIBOR/CDI 2,24%on	2,27%(2,30%on 12.31.10) +e.r. (US$ and
Export credit facility	12.31.10) +e.r. (US$ and other currencies)	other currencies)	2.3	613,330	1,814,986	2,428,316	2,108,303
BNDES, FINEM, credit facilities of
development banks and other secured	UM BNDES +2.46%(UM BNDES +2.46%on	(6,61%on 12.31.10) +e.v. (US$ and other
debts	12.31.10) +e.r. (US$ and other currencies)	currencies)	1.4	52,898	117,438	170,336	189,644
				691,069	3,543,175	4,234,244	3,986,866
				2,246,045	5,087,061	7,333,106	7,202,939

(*) Weighted average maturity date in years.

ITR – Quarterly Information – March 31, 2011 – BRF – BRASIL FOODS S.A.

Explanatory Notes

(in thousands of Brazilian Reais)

During the three month period ended on March 31, 2011 the Company did not hired new types of loans and financing, and for this reason, the description with the main characteristics of the debts was not presented, the detailed information was provided in the annual financial statements for the year ended December 31, 2010 (note 21).

18.1.    Loans and financing maturity schedule

The maturity schedule of the loans and financing balances is as follow:

	BR GAAP	BR GAAP and IFRS
	Parent company	Consolidated
	03.31.11	03.31.11
2011	993,218	2,223,028
2012	702,900	1,692,622
2013	309,413	668,469
2014	54,503	206,486
2015 to 2044	235,242	2,542,501
	2,295,276	7,333,106

18.2.    Guarantees

	BR GAAP		BR GAAP and IFRS
	Parent company		Consolidated
	03.31.11	12.31.09	03.31.11	12.31.09
Total of loans and financing	2,295,276	2,228,395	7,333,106	7,202,939
Mortgage guarantees	555,198	589,041	1,663,464	1,668,111
Related to FINEM-BNDES	482,139	525,282	1,425,052	1,438,823
Related to FNE-BNB	-	-	165,353	165,529
Related to tax incentives and other	73,059	63,759	73,059	63,759
Statutory lien on assets purchased with financing	9,885	10,845	10,187	11,218
Related to FINEM-BNDES	9,861	10,801	9,861	10,801
Related to FINAME-BNDES	-	-	302	373
Related to tax incentives and other	24	44	24	44

The subsidiary Sadia is the guarantor of a loan obtained by Instituto Sadia de Sustentabilidade at the National Bank for Economic and Social Development (“BNDES”). This loan is aimed at the implementation of biodigesters on the properties of the rural producers taking part in the Sadia integration system, targeting the mechanism of clean development and reduction of greenhouse gas emission. The value of these sureties on March 31, 2011 totaled R$85,359 (R$83,899 on December 31, 2010).

Sadia is guarantor of loans related to a special program, which aimed the development of outgrowers in the central region of Brazil. The proceeds of such loans shall be utilized to improve farm conditions and will be paid in 10 years. The actual collateral is the land and equipment acquired by the outgrowers. The total of guarantee as of March 31, 2011 amounted R$545,609 (R$562,474 as of December 31, 2010).

ITR – Quarterly Information – March 31, 2011 – BRF – BRASIL FOODS S.A.

Explanatory Notes

(in thousands of Brazilian Reais)

On March 31, 2011, the Company contracted guarantees in the amount of R$435,419 (R$456,685 on December 31, 2010) offered mainly in litigation which were discussed the use of tax credits. These guarantees have an average cost of 1.16% p.a. (1.19% p.a. on December 31, 2010)

18.3.    Committments

In the normal course of business, the Company enters into regular agreements with third parties for the purchase of raw materials, mainly corn, soymeal and pork, where the agreed prices can be fixed or to be fixed. On March 31, 2011, these firm purchase commitments totaled R$597.453 at the parent company and R$1,895,480 in the consolidated quarterly information (R$630,346 at the parent company and R$1,819,093 in the consolidated quarterly financial information on December 31, 2010), considering the market value of the commodities on the date of these quarterly financial information.

18.4.    Covenants

During the quarter the Company amended the pre exporting payments agreements and as a consequence the financial covenants clauses were excluded.

ITR – Quarterly Information – March 31, 2011 – BRF – BRASIL FOODS S.A.

Explanatory Notes

(in thousands of Brazilian Reais)

19.  OTHER FINANCIAL ASSETS AND LIABILITIES

		BR GAAP		BR GAAP and IFRS
		Parent company			Consolidated
		03.31.11	12.31.10	03.31.11	12.31.10
Derivative financial instruments
Cash flow hedge
Assets
Currency forward contracts	(NDF)	74,578	85,377	74,578	85,377
Currency option contracts		1,784	2,068	1,784	2,068
Swap / currency contracts		1,442	-	1,442	-
		77,804	87,445	77,804	87,445
Liabilities
Currency forward contracts	(NDF)	(1,017)	-	(1,017)	-
Swap / currency contracts		(68,703)	(78,254)	(72,020)	(78,254)
		(69,720)	(78,254)	(73,037)	(78,254)

Derivatives not designated as hedge
Assets
Currency forward contracts	(NDF)	-	-	7,484	11,149
Live cattle forward contracts		34	-	34	-
Live cattle option contracts		120	2	120	2
		154	2	7,638	11,151
Liabilities
Currency forward contracts	(NDF)	-	-	(1,738)	(1,676)
Live cattle forward contracts		(652)	-	(652)	-
Live cattle option contracts		(1,210)	(227)	(1,210)	(227)
Swap contracts		(705)	(886)	(705)	(886)
Dollars future contracts		(145)	(1,104)	(145)	(1,104)
Live cattle future contracts		(105)	(17)	(105)	(17)
		(2,817)	(2,234)	(4,555)	(3,910)

Current assets		77,958	87,447	85,442	98,596
Current liabilities		(72,537)	(80,488)	(77,592)	(82,164)

The collateral given in the transactions presented above are disclosed in note 7.

20.  LEASING

The Company is lessee in several contracts, which can be classified as operating or capital lease.

20.1.   Operating lease

The minimum future payments of operating lease agreements not cancelable, in total and for each of the following years, is presented below:

ITR – Quarterly Information – March 31, 2011 – BRF – BRASIL FOODS S.A.

Explanatory Notes

(in thousands of Brazilian Reais)

	BR GAAP	BR GAAP and IFRS
	Parent company	Consolidated
	03.31.11	03.31.11
2011	57,822	175,982
2012	66,685	167,277
2013	44,067	44,074
2014	31,260	31,260
2015 onwards	29,991	29,991
	229,825	448,584

The payments of lease agreements recognized as expense amount to R$65,813 on December 31, 2010 (R$59,629 on December 31, 2010).

20.2.   Capital lease

The Company maintained control of the assets leased, reflected in the item of machines and equipment, whose amounts have the following balances:

		BR GAAP and IFRS
		Consolidated
	03.31.11	12.31.09
Cost	20,163	19,546
Accumulated depreciation (*)	(12,569)	(11,261)
Residual	7,594	8,285

(*) The leased assets are depreciated using the rate defined in note 18 for machinery and equipment or according to the duration of the contract, whichever is lower, as determined by CVM Deliberation No. 554/08.

The minimum mandatory future payments below are separated by categories and were entered in the balance sheet as other obligations:

			BR GAAP and IFRS
			Consolidated
	Present value of		Minimum future
	minimum payments	Interest	payments
	03.31.11	03.31.11	03.31.11
2011	4,316	270	4,586
2012	3,371	243	3,614
2013	851	88	939
2014	154	26	180
2015 onwards	43	9	52
	8,735	636	9,371

Certain lease contracts have clauses of renewal practiced in the market and there is no clause of contingent payment.

ITR – Quarterly Information – March 31, 2011 – BRF – BRASIL FOODS S.A.

Explanatory Notes

(in thousands of Brazilian Reais)

21.  SHARE BASED PAYMENT

The rules of the stock option plan granted to Company’s executives, as well as the assumptions adopted to measure the obligation amount were disclosed in the annual financial statements for the year ended December 31, 2010 (note 24) and have not changed in the current quarter.

A breakdown of the outstanding granted options is as follow:

					Price of converted
Date			Quantity		share		Share price
	Beginning	End	Options	Outstanding	Granting	Updated
Grant date	of the year	of the year	granted	options	date	INPC	03.31.11
09/26/06	09/26/09	09/26/11	936,306	208,807	21.35	27.34	30.83
09/27/07	09/27/10	09/27/12	1,329,980	581,201	37.70	46.05	30.83
05/03/10	02/05/11	02/05/15	1,540,011	1,540,011	21.35	24.71	30.83
07/01/10	06/30/11	06/30/15	36,900	36,900	37.70	25.98	30.83

The weighted average of strike prices of the options is twenty-four Brazilian Reais and twenty-one cents (R$31.02), and the weighted average of the remaining contractual term is 36.32 months.

On March 31, 2011, the Company recognized in shareholders’ equity the fair value of the options in the amount of R$8,395 (R$6,586 on December 31, 2010). In the statement of income an expense in the amount of R$476 (R$1,100 expense reversal on March 31, 2010) was recorded.

During the quarter Sadia’s executives exercised the vested right related to the option previously granted by the subsidiary, in a total quantity of 53,200 shares, for the amount of R$1,556, with average price of R$29.27 (twenty nine Brazilian Reais and twenty seven cents). As a consequence, the treasury shares balance was reduced in R$50 and an increase in capital reserve of R$1,506 was recorded.

22.  SUPPLEMENTARY PLAN OF RETIREMENT AND OTHER BENEFITS TO EMPLOYEES

The Company offers supplementary retirement plans and other benefits to their employees. In the annual financial statements for the year ended December 31, 2010 (nota 25) the characteristics of the supplementary retirement plan and of the other benefits were provided, no changes occurred in the current quarter.

The assets and actuarial liabilities and the effects in the statement of income are presented below:

ITR – Quarterly Information – March 31, 2011 – BRF – BRASIL FOODS S.A.

Explanatory Notes

(in thousands of Brazilian Reais)

			BR GAAP and IFRS
				Consolidated
		Liabilities	Statement of income
	03.31.11	12.31.10	03.31.11	03.31.10
Retirement supplementary plan - PSPP	-	-	(1,950)	(65)
Retirement supplementary plan - FAF	-	-	12,963	(14,969)
Medical assistance	69,549	67,205	(2,344)	(774)
Penalty F.G.T.S. (Government severance indemnity fund for	144,333	137,878	(6,455)	(5,111)
employees, guarantee fund for length of service)
Reward for working time	49,769	47,374	(2,395)	(1,608)
Indemnity for termination	8,010	7,655	(355)	17
Indemnity for retirement	14,930	14,386	(544)	686
	286,591	274,498	(1,080)	(21,824)

23.  PROVISION FOR TAX, CIVIL AND LABOR RISK

The Company and its subsidiaries are involved in certain legal proceedings arising from the regular course of business, which include civil, administrative, tax, social insurance and labor lawsuits.

The Company classifies the risk of adverse decisions in the legal suits as “remote”, “possible” or “probable”. The provisions recorded by the Company in its consolidated financial statements relating to such proceedings fairly reflect the probable losses as determined by the Company’s management, based on legal advice and for which the amount of probable losses is known or can be reasonably estimated.

The Company is involved in certain judicial proceedings for which the amount of probable losses is not known or cannot reasonably be estimated, especially in the civil area. The Company, with the assistance of its legal counsel, monitors the course of these claims and classifies the probability of losses in such cases as possible or remote.

The Company’s Management believes that the recorded provision for contingencies, according to CVM Deliberation No. 594/09 is sufficient to cover eventual losses related to its legal proceedings, as presented below:

23.1.    Contingencies for probable losses

The rollforward of the provision for tax, labor and legal risks is summarized below:

ITR – Quarterly Information – March 31, 2011 – BRF – BRASIL FOODS S.A.

Explanatory Notes

(in thousands of Brazilian Reais)

						BR GAAP
					Parent company
					Price index
	12.31.10	Additions	Reversions	Payments	update	03.31.11
Tax	182,657	8,470	(3,972)	(2,144)	1,897	186,908
Labor	38,141	12,271	(3,630)	(9,311)	1,825	39,296
Civil, commercial and other	26,371	1,949	(512)	(558)	1,163	28,413
	247,169	22,690	(8,114)	(12,013)	4,885	254,617

Current	43,853					44,903
Non-current	203,316					209,714

					BR GAAP and IFRS
						Consolidated
					Price index
	12.31.10	Additions	Reversions	Payments	update	03.31.11
Tax	281,454	16,889	(6,847)	(2,144)	2,233	291,585
Labor	110,152	20,229	(7,342)	(17,108)	1,832	107,763
Civil, commercial and other	97,014	2,404	(12,364)	(31,471)	1,340	56,923
Contingent liabilities	630,258	-	-	(45,765)	-	584,493
	1,118,878	39,522	(26,553)	(96,488)	5,405	1,040,764

Current	65,138					145,342
Non-current	1,053,740					895,422

During the three month period ended March 31, 2011, the were no changes in the nature of the main lawsuits which comprise the amounts presented above, a detailed description of the relevant claims was disclosed in the annual financial statements for the year ended December 31, 2010 (note 26).

23.2.    Contingencies classified as a risk of possible loss

The Company is involved in other tax, civil, labor and social security contingencies, for which losses have been assessed as possible, based on the analysis of Company’s management and its legal counsels.

The tax contingencies amounted to R$3,779,473 (R$3,523,675 as of December 31, 2010), of which R$578,493 (R$578,493 as of December 31, 2010) relate to the corresponding estimated fair value of contingent liabilities resulting from the business combination with Sadia, according to paragraph 23 of CVM Deliberation No. 580/09, presented in the table above, item 24.1.

During the three month period ended March 31, 2011, the were no changes in the nature of the main lawsuits which comprise the amounts presented above, a detailed description of the relevant claims that the probability of loss was considered possible was disclosed in the annual financial statements for the year ended December 31, 2010 (note 26).

ITR – Quarterly Information – March 31, 2011 – BRF – BRASIL FOODS S.A.

Explanatory Notes

(in thousands of Brazilian Reais)

The subsidiary Sadia and some of its current and former executives were nominated as defendant in five class actions suits arising from investors of American Depositary Receipts (“ADR’s”) issued by Sadia and acquired between April 30, 2008 and September 26, 2008 (Class Period). These claims were filed in the Southern District of New York court in the United States of America, seeking remediation in accordance with Securities Exchange Act of 1934 arising from losses on foreign exchange derivative contracts. By order of the American court, the five class actions suits were consolidated into a single case (class action) on behalf of the Sadia’s investors group.  As allowed by the CVM Deliberation No. 594/09, paragraph 92, the Company’s Management has not disclosed any additional information related to this legal suit because it could be harmful to its defense.

24.  SHAREHOLDERS’ EQUITY

24.1.    Capital social

On March 31, 2011, the capital subscribed and paid by the Company is R$12,553,417,953.36 (twelve billion, five hundred and fifty-three million, four hundred and seventeen thousand, nine hundred and fifty-three Brazilian Reais and thirty-six cents), composed of 872,473,246 book-entry shares of common stock without par value.  The realized value of the capital stock in the balance sheet is net of the expenses with public offering in the amount of R$92,947.

The Company is authorized to increase the capital stock, irrespective of amendment to the bylaws, up to the limit of 1,000,000,000 shares of common stock, in book-entry form, and without par value.

24.2.    Breakdown of capital stock

	BR GAAP and IFRS
		Consolidated
	03.31.11	12.31.10
Common shares	872,473,246	872,473,246
Treasury shares	(727,972)	(781,172)
Outstanding shares	871,745,274	871,692,074

24.3.    Treasury shares

The Company has 727,972 shares of treasury stock, acquired in previous fiscal years with funds from appropriated retained earnings, at the average cost of ninety-five cents of real  (R$0.95) per share, for future disposal or cancellation.  The decrease in the number of treasury stock took place because of the exercise of the stock options of Sadia executives.

ITR – Quarterly Information – March 31, 2011 – BRF – BRASIL FOODS S.A.

Explanatory Notes

(in thousands of Brazilian Reais)

24.4.    Breakdown of the capital by owner

The shareholding position of the largest shareholders, management, members of the Board of Directors and Fiscal Council of the Company is presented below (not reviewed):

	03.31.11		12.31.10
Shareholders	Quantity	%	Quantity	%
Main shareholders
Shareholders’ that take part of voting agreement	262,752,654	30.12	244,567,498	28.03
Tarpon	69,988,490	8.02	61,106,290	7.00
Management:		-		-
Board of directors	14,306,682	1.64	14,313,032	1.64
Executives	646	-	646	-
Treasury shares	727,972	0.08	781,172	0.09
Others	524,696,802	60.14	551,704,608	63.24
	872,473,246	100.00	872,473,246	100.00

The shareholding position of the controlling shareholders that belong to the voting agreement and/or holders of more than 5% of the voting stock are presented below (not reviewed):

	03.31.11		12.31.10
Shareholders	Quantity	%	Quantity	%
Caixa de Previd. dos Func. do Banco do Brasil (¹)	111,309,520	12.76	110,846,320	12.70
Fundação Petrobrás de Seguridade Social - Petros (¹)	90,014,526	10.32	87,560,126	10.04
Fundação Sistel de Seguridade Social (¹)	13,127,812	1.50	13,127,812	1.50
Fundação Vale do Rio Doce de Seg. Social - Valia (¹)	25,827,990	2.96	25,828,036	2.96
FPRV1 Sabiá FIM Previdenciário (2)	6,523,204	0.75	7,205,204	0.83
Tarpon	69,988,490	8.02	61,106,290	7.00
	316,791,542	36.31	305,673,788	35.03
Others	555,681,704	63.69	566,799,458	64.97
	872,473,246	100.00	872,473,246	100.00

(1) The pension funds are controlled by employees that participate in the respective companies.

(2) Investment fund held solely by the Fundação de Assistência e Previdência Social of BNDES-FAPES. The shares of common stock currently held by this fund are tied to the voting agreement signed by the Pension Funds.

On February 24, 2011 the Company paid the interest on own capital, as an additional dividend related to the profit of 2010 fiscal year, in the amount of R$209,300, equivalent to R$0.2402 for each 1,000 shares.

The Company is associated with the arbitration of the Arbitration Chamber of the Market, according to the Arbitration Clause inserted in its Bylaws.

ITR – Quarterly Information – March 31, 2011 – BRF – BRASIL FOODS S.A.

Explanatory Notes

(in thousands of Brazilian Reais)

25.  EARNING PER SHARE

	03.31.11	03.31.10
Basic numerator:
Net income for the period attributable to BRF shareholders	383,468	61,119

Basic denominator:
Ordinary shares	872,473,246	872,473,246
Weighted average number of outstanding shares
(except treasury shares)	871,710,398	870,105,066
Net earnings (loss) per share - basic - R$	0.4399	0.0702

	03.31.11	03.31.10
Diluted numerator:
Net income for the period attributable to BRF shareholders	383,468	61,119

Diluted denominator:
Weighted average number of outstanding shares - basic
(except treasury shares)	871,710,398	870,105,066
Weighted average number of potential shares (stock options)	1,767,394	1,587,008
Weighted average number of outstanding shares - diluted	873,477,792	871,692,074
Net earnings per share - diluted - R$	0.4390	0.0701

On March 31, 2011, the total quantity of 581,201 (992,166 on March 31, 2010) common stock options granted to Sadia’s executives were not considered in the calculation of the diluted earnings per share due to the fact that the strike price was higher than the average market price of the common shares during the year and, therefore, the effect could not be diluted.

26.  RELATED PARTIES - PARENT COMPANY

During its operations, rights and obligations are contracted between related parties, resulting from transactions of purchase and sale of products, transactions of loan agreed on normal conditions of market for similar transactions, based on contract.

26.1.    Transactions and balances

On March 31, 2011, the balances of the assets and liabilities and transactions are demonstrated below:

ITR – Quarterly Information – March 31, 2011 – BRF – BRASIL FOODS S.A.

Explanatory Notes

(in thousands of Brazilian Reais)

	Balance sheet
	03.31.11	12.31.10
Accounts receivable
UP! Alimentos Ltda.	3,294	3,592
Perdigão Europe Lda.	34,377	64,175
Perdigão International Ltd.	136,001	121,918
Wellax Foods Logistics C. P. A. S. U. Lda.	-	659
Sadia S.A.	20,744	17,516
	194,416	207,860

Dividends and interest on the shareholders’ equity receivable
Avipal S.A. Construtora e Incorporadora	5	5
Sadia S.A.	179,962	179,962
	179,967	179,967

Loans contracts
Instituto Perdigão de Sustentabilidade	6,066	5,892
Perdigão Trading S.A.	(586)	(570)
Perdigão International Ltd.	(163)	-
Highline International Ltd.	(2,970)	(3,039)
Establecimiento Levino Zaccardi y Cia S.A.	3,795	3,883
	6,142	6,166

Trade accounts payable
Sino dos Alpes Alimentos Ltda.	85	85
UP! Alimentos Ltda.	4,491	1,323
Perdigão International Ltd.	1,920	1,898
Sadia S.A.	7,382	5,361
	13,878	8,667

Advance for future capital increase
PSA Laboratório Veterinário Ltda.	100	100
	100	100

Other rights and obligations
BFF International	971	971
VIP S.A. Empreendimentos e Participações Imobiliárias	15	(3)
Sino dos Alpes Alimentos Ltda.	9	-
Perdigão Trading S.A.	410	410
Perdigão International Ltd. (*)	(762,954)	(560,657)
Establecimiento Levino Zaccardi y Cia S.A.	1,026	1,049
Avipal Centro Oeste S.A.	(39)	(39)
Sadia S.A.	(10)	(1)
	(760,572)	(558,270)

(*) The amount corresponds to advances for export pre-payment

ITR – Quarterly Information – March 31, 2011 – BRF – BRASIL FOODS S.A.

Explanatory Notes

(in thousands of Brazilian Reais)

	Statement of income
	03.31.11	03.31.10
Revenue
Avipal Nordeste S.A.	-	45,049
UP! Alimentos Ltda.	1,233	1,822
Perdigão Europe Lda.	129,228	141,458
Perdigão International Ltd.	620,733	568,439
Sadia S.A.	106,897	36,776
	858,091	793,544

Costs of goods
Avipal Nordeste S.A.	-	(89,168)
VIP S.A. Empreendimentos e Participações Imobiliárias	-	(3)
UP! Alimentos Ltda.	(28,583)	(22,322)
Establecimiento Levino Zaccardi y Cia S.A.	(2,060)	(321)
Sadia S.A.	(35,246)	-
	(65,889)	(111,814)

Financial income, net
Instituto Perdigão de Sustentabilidade	172	137
Avipal Nordeste S.A.	-	(5,197)
Perdigão Trading S.A.	(17)	65
Perdigão International Ltd.	(8,758)	(12)
	(8,603)	(5,007)

All the companies listed above are controlled by BRF, except for UP! Alimentos Ltda. and K&S Alimentos S.A. which are affiliates.

The BRF participates in loan transactions, please find below a summary of the balances and rates charged for the transactions in excess of R$10,000 on the date of closing of the quarterly financial information:

Counterparty		Balance
Creditor	Debtor	03.31.11	Interest rate
BFF International	Perdigão International	675,754	1.8% p.a. + E.R. - US$
BFF International	Wellax Food Comércio	459,633	8.0% p.a. + E.R. - US$
Crossban Holdings	Perdigão International	185,457	Eurolibor + E.R. - EURO
Perdix International Foods	Perdigão Holland BV	38,535	8.0% p.a. + E.R. - EURO
Perdigão Holland BV	Plusfood BV	18,503	6.0% p.a. + E.R. - EURO

The Company has entered into an operational leasing agreement with FAF. The total rent expense for three month ended March 31, 2011 amounted toR$2,680 (R$2,680 on March 31, 2010), the lease monthly payments were established in an arms-length transaction basis.

The wholly-owned subsidiary Sadia entered into a loan with the Instituto Sadia de Sustentabilidade. As of March 31, 2011 the total of receivables amounted to R$15,379 (R$14,949 on March 31, 2010) the interest rate agreed is 12% p.a.

ITR – Quarterly Information – March 31, 2011 – BRF – BRASIL FOODS S.A.

Explanatory Notes

(in thousands of Brazilian Reais)

26.2.    Granted guarantees

All the relationships between the Company and its subsidiaries were disclosed irrespective of the existence or not of transactions between these parties.

All the transactions and balances among the companies were eliminated in the consolidation and refer to commercial and/or financial transactions.

26.3.    Management remuneration

The key personnel of management include the directors and officers, members of the executive committee and the chief of internal audit, on March 31, 2011, there were 24 professionals in the parent company and 37 professionals in the consolidated and on December 31, 2010, 24 professionals in parent company controllership and 41 professionals in consolidated

The total remuneration and benefits paid to these professionals are demonstrated below:

	BR GAAP and IFRS
		Consolidated
	03.31.11	03.31.10
Salary and profit sharing	18,290	16,266
Short-term benefits of employees (a)	381	375
Post-employment benefits	43	40
Termination benefits	-	600
Stock-based payment	476	-
	19,190	17,281

(a) Comprises:  Medical assistance, educational expenses and others.

The value of the participation in the results paid to each officer in any period is related especially to the net income of the Company and to the assessment of the performance of the director during the fiscal year by the Board of Directors.

The supplementary members of the Board of Directors and of the Audit Committee are compensated for each meeting that they attend to.  The members of the Board of Directors and Fiscal Council have no employment connection with the Company or provide services of any kind.

When the management and employees attain the age of 61 years, retirement is mandatory.

ITR – Quarterly Information – March 31, 2011 – BRF – BRASIL FOODS S.A.

Explanatory Notes

(in thousands of Brazilian Reais)

27.  REVENUES

	BR GAAP		BR GAAP and IFRS
	Parent company		Consolidated
	03.31.11	03.31.10	03.31.11	03.31.10
Gross sales
Domestic sales	2,329,086	1,908,669	4,370,644	3,686,324
Foreign sales	1,007,655	898,856	2,492,012	2,128,337
	3,336,741	2,807,525	6,862,656	5,814,661
Sales deductions
Sales tax	(315,425)	(286,197)	(706,436)	(635,830)
Returns and rebates	(88,525)	(77,672)	(135,726)	(131,460)
	(403,950)	(363,869)	(842,162)	(767,290)
	2,932,791	2,443,656	6,020,494	5,047,371

28.  RESEARCH AND DEVELOPMENT COSTS

Consists of expenditures with internal research and development of new products, recognized when incurred in the statement of income. The total expenditure with research and development in the year ended March 31, 2011 is R$4,020 at the parent company and R$5,403 in the consolidated statement (R$3,314 at the parent company and R$4,543 in the consolidated statement on March 31, 2010).

29.  EXPENSES WITH EMPLOYEE’S REMUNERATION

	BR GAAP		BR GAAP and IFRS
	Parent company		Consolidated
	03.31.11	03.31.10	03.31.11	03.31.10
Salaries and social charges	255,007	220,378	570,536	497,330
Social security cost	67,551	55,607	143,205	123,103
Government severance indemnity fund for
employees, guarantee fund for length of service	19,150	15,949	39,888	34,233
Medical assistance and outpacient care	12,478	11,635	30,400	28,391
Retirement supplementary plan	1,927	1,662	3,012	3,015
Employees profit sharing	9,854	19,861	50,288	20,816
Other benefits	28,397	42,033	52,082	86,606
Provision for contingencies	8,648	6,796	12,853	7,128
	403,012	373,921	902,264	800,622

ITR – Quarterly Information – March 31, 2011 – BRF – BRASIL FOODS S.A.

Explanatory Notes

(in thousands of Brazilian Reais)

30.  OTHER OPERATING REVENUES (EXPENSES), NET

	BR GAAP		BR GAAP and IFRS
	Parent company		Consolidated
	03.31.11	03.31.10	03.31.11	03.31.10
Revenues
Net gains from the disposal of property, plant end equipement	1,326	900	-	865
Insurance indemnity	5,721	3,562	5,803	3,378
Benefit plan	-	-	12,963	14,969
Recovery of expenses	7,819	-	30,797	6,131
Scrap sales	-	-	2,561	1,208
Other	82	245	5,225	2,159
	14,948	4,707	57,349	28,710
Expenses
Net losses from the disposal of property, plant and equipement	-	-	(2,344)	(578)
Idleness costs	(10,759)	(13,100)	(26,081)	(37,176)
Insurance claims costs	(6,892)	(3,493)	(6,897)	(3,568)
Employees profit sharing	(9,854)	(19,861)	(50,288)	(20,816)
Stock options plan	(1,809)	-	(1,809)	-
Managment profit sharing	(1,913)	-	(1,913)	-
Project cancellation	-	-	-	(3,454)
Indemnity contracts	-	-	-	(2,444)
Other employee benefits	(5,058)	(4,804)	(12,093)	(7,332)
Provision for tax risks	(28,535)	(4,286)	(28,535)	(6,742)
Other	(2,077)	(2,325)	(11,016)	(7,151)
	(66,897)	(47,869)	(140,976)	(89,261)
Other operating expenses, net	(51,949)	(43,162)	(83,627)	(60,551)

ITR – Quarterly Information – March 31, 2011 – BRF – BRASIL FOODS S.A.

Explanatory Notes

(in thousands of Brazilian Reais)

31.  FINANCIAL INCOME (EXPENSES), NET

	BR GAAP		BR GAAP and IFRS
	Parent company		Consolidated
	03.31.11	03.31.10	03.31.11	03.31.10
Financial revenues
Interest on marketable securities	2,750	503	6,834	3,527
Exchange rate variation on marketable securities	385	12,754	-	47,302
Interest on assets	8,160	1,715	13,343	2,377
Exchange rate variation on assets	2,758	39,311	3,738	40,410
Monetary variation on assets	-	-	2,798	-
Interest of financial instruments classified as:	13,362	8,890	30,847	56,108
Available for sale	-	-	13,516	12,528
Trading securities	13,362	8,890	13,565	42,155
Held maturity	-	-	3,766	1,425
Gains from derivatives transactions	2,040	6,120	2,040	-
Interest on loans to related parties	172	202	2,540	1,641
Gains from the conversion of foreign investments	-	-	9,707	54,583
Adjustment to present value	2,148	10,407	2,149	27,131
Exchange rate variation on loans and financing	20,702	62,145	59,789	62,181
Exchange rate variation on other liabilities	3,964	68,577	13,867	74,253
Financial revenues from the acquisition of raw materials	-	3,363	-	3,363
Other	-	983	10,076	19,291
	56,441	214,970	157,728	392,167
Financial expenses
Interest on loans and financing	(32,248)	(43,436)	(107,803)	(144,937)
Exchange rate variation on loans and financing	(509)	(96,976)	(590)	(159,949)
Monetary variation on loans and financing	-	-	-	-
Interest on liabilities	(2,530)	(3,680)	(2,683)	(3,918)
Exchange rate variation on liabilities	(1,917)	(73,287)	(6,298)	(65,622)
Monetary variation on liabilities	-	-	(6,144)	-
Financial expenses on the acquisition of raw materials	(6,589)	(16)	(6,589)	(16)
Losses from the conversion of foreign investments	(18,092)	(28,153)	(19,855)	(27,671)
Losses from the conversion of investments abroad	-	-	-	(65,075)
Interest expenses on loans to related parties	(8,774)	(25,173)	(927)	-
Present value adjustments	(753)	(9,267)	(753)	(24,174)
Expense from foreign exchange variation on investments	(2,809)	(10,377)	(49,330)	(8,854)
Expense from foreign exchange variation on other assets	(2,575)	(25,739)	(3,648)	(27,244)
Other	(2,531)	(2,373)	(5,372)	(16,535)
	(79,327)	(318,477)	(209,992)	(543,995)
Financial income (expense), net	(22,886)	(103,507)	(52,264)	(151,828)

ITR – Quarterly Information – March 31, 2011 – BRF – BRASIL FOODS S.A.

Explanatory Notes

(in thousands of Brazilian Reais)

32.  STATEMENT OF INCOME BY NATURE

The Company presents its statement of income by function and thus is presented below the statement of income by nature:

	BR GAAP		BR GAAP and IFRS
		Parent company	Consolidated
	03.31.11	03.31.10	03.31.11	03.31.10
Costs of sales
Costs of inventories	1,781,012	1,571,816	3,289,340	2,907,444
Depreciation	78,943	71,313	171,181	129,394
Amortization	218	12	3,096	12,488
Salaries and employees benefits	318,641	269,159	604,685	509,965
Others	192,667	154,217	406,616	363,266
	2,371,481	2,066,517	4,474,918	3,922,557
Administrative expenses
Depreciation	590	823	836	726
Amortization	1,286	853	1,884	2,206
Salaries and employees benefits	29,835	19,137	47,415	30,496
Others	18,481	18,167	33,941	33,737
	50,192	38,980	84,076	67,165

Commercial expenses
Depreciation	3,663	3,370	5,282	4,165
Amortization	17	7	3,585	4,086
Salaries and employees benefits	84,744	69,040	203,218	159,448
Others	250,638	232,584	642,869	620,706
	339,062	305,001	854,954	788,405

33.  INSURANCE COVERAGE – CONSOLIDATED (NOT REVIEWED)

The Company adopts the policy of contracting insurance coverage for assets subject to risks in amounts sufficient to cover any claims, considering the nature of its activity. The assumptions and risks adopted, given their nature, are not part of the scope of an audit and, therefore, were not reviewed by our independent accountants.

ITR – Quarterly Information – March 31, 2011 – BRF – BRASIL FOODS S.A.

Explanatory Notes

(in thousands of Brazilian Reais)

			03.31.11
			Not reviewed
		Values at	Amount of
Insured property	Coverage	risk	coverage
	Fire, lightning, explosion, windstorm, deterioration
Inventories and property, plant and equipments	of refrigerated products, breakdown of machinery,
	loss of profit and others	20,587,307	1,365,900
National transport	Road risk and civil Liability of cargo carrier	8,879,171	51,257

International transport exports	-	9,446,768	96,861

International transport imports	-	9,446,768	96,861

General civil liability and for directors and officers	Third party complaints	47,330,027	206,509

Credit	Client default	3,632,928	97,775

34.  NEW RULES AND PRONOUCEMENTS NOT ADOPTED

The interpretations and amendments to the rules existent below, applicable to the following accounting periods, were published by IASB and its application to the financial statements of the Company to be filed with CVM (the Brazilian Securities Commission) only if there is a Deliberation by that agency, therefore, there was no anticipated adoption of these rules.

IAS 12 deferred taxes:

On December 2010, IASB issued a review of rule IAS 12. The amendment addresses aspects related to the determination of the manner expected of recovery of the deferred income tax when the ownership of the investment is measured by the model of fair value of IAS 40.  This rule is effective for the fiscal years starting on or after January 1, 2012. The Management of the Company does not predict impacts resulting from the adoption of that amendment to its financial statements.

IFRS 9 financial instruments:

On October 2010, IASB issued a review of rule IFRS 9. The amendment to rule IFRS 9 introduced new requirements for the classification and measurement of financial assets.  The rule will apply as from January 1, 2013. The company is assessing the effects of the application of that rule and possible differences in relation to IAS 39.

Improvements on IFRSs 2010:

In May 2010, IASB issued a review of rules IFRS 1, IFRS 3, IFRS 7, IAS 1, IAS 27, IAS 34 and IFRIC 13. The amendment to rule IFRS 3 is effective for the yearly periods starting on/or after July 1, 2010. The other changes to the rules are effective for yearly periods starting on/or after January 1, 2011. The Company is assessing the impacts of the adoption of these changes of rules on its financial statements.

ITR – Quarterly Information – March 31, 2011 – BRF – BRASIL FOODS S.A.

Explanatory Notes

(in thousands of Brazilian Reais)

35.  SUBSEQUENT EVENT

On May 10, 2011 as disclosed through the announcement to the market issued by the Company the Federal Government Attorney’s Office at the CADE has published a report PROCADE 8012.004423/2009-18 on the business combination transaction involving Sadia and BRF (previously denominated Perdigão).

PROCADE has suggested to the CADE that the transaction be approved, conditional to certain restrictions, considering:

(i)     effectively permit a third economic entity to contrast the marketing power generated by BRF; and/or

(ii)    allow BRF to share with consumers the efficiencies resulting from the transaction.

According to the Report, the hypothesis of rejection of the transaction would only arise should no alternative be found that meets the requirements indicated.

PROCADE’s report is neither final nor binding being a supporting document to the final ruling on the transaction to be issued by CADE, which is not limited to the terms of the report.

36.  APPROVAL OF THE QUARTERLY FINANCIAL INFORMATION

The quarterly financial information for the three month period ended March 31, 2011, was approved and its disclosure authorized by the Board of Directors on May 13, 2011.

ITR – Quarterly Information – March 31, 2011 – BRF – BRASIL FOODS S.A.

Explanatory Notes

(in thousands of Brazilian Reais)

BOARD OF DIRECTORS

Co-Chairman	Nildemar Secches
Co-Chairman	Luiz Fernando Furlan
Vice-Chairman	Francisco Ferreira Alexandre

Board Members	Carlos Alberto Cardoso Moreira
Board Members	Manoel Cordeiro Silva Filho
Board Members	João Vinicius Prianti
Board Members	Décio da Silva
Board Members	Rami Naum Goldfajn
Board Members	Luís Carlos Fernandes Afonso
Board Members	Walter Fontana Filho
Board Members	Roberto Faldini

AUDIT COMMITTEE

Chairman and Financial Specialist	Attílio Guaspari
Committee Members	Decio Magno Andrade Stochiero
Committee Members	Manuela Cristina Lemos Marçal

BOARD OF EXECUTIVE OFFICERS

Chief Executive Officer	José Antônio do Prado Fay
Vice President of Strategy and M&A	Nelson Vas Hacklauer
Vice President of Finance, Administration and Investor Relations	Leopoldo Viriato Saboya
Vice President of Operations and Technology	Nilvo Mittanck
Vice President of Foreign Market	Antônio Augusto de Toni
Vice President of Human Resources	Gilberto Antônio Orsato
Vice President of Dairy Operations	Fábio Medeiros M. da Silva
Vice President of Supply Chain	Luiz Henrique Lissoni
Vice President of Corporate Affairs	Wilson Newton de Mello Neto

Marcos Roberto Badollato

Controller

Renata Bandeira Gomes do Nascimento

Accountant - CRC 1SP 215231/O-3

ITR – Quarterly Information – March 31, 2011 – BRF – BRASIL FOODS S.A.

INDEPENDENT AUDITOR’S REPORT ON REVIEW OF INTERIM FINANCIAL INFORMATION

To the Board of Directors and Shareholders

BRF - Brasil Foods S.A.

Itajaí - SC

Introduction

We have reviewed the individual and consolidated interim financial information of BRF - Brasil Foods S.A. included in the Quarterly Financial Information referring to the quarter ended March 31, 2011, comprising the balance sheet and the statements of income, comprehensive income, changes in shareholders’ equity and cash flows for the quarter then ended, including the explanatory notes.

Management is responsible for the preparation and fair presentation of these individual interim financial information in accordance with Committee for Accounting Pronouncements CPC 21 – Interim Financial Statements and the consolidated interim financial information in accordance with CPC 21 and the international standard IAS 34 – Interim Financial Reporting, as issued by the International Accounting Standards Board – IASB,  and presented in a manner consistent with the rules of the Brazilian Securities and Exchange Commission applicable to the preparation of Quarterly Financial Information. Our responsibility is to express a conclusion on this interim financial information based on our review.

Scope of Review

We conducted our review in accordance with the Brazilian and International Standards on interim reviews (NBC TR 2410 – Review of Interim Financial Information Performed by the Independent Auditor of the Entity and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively).  A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures.  A review is substantially less in scope than an audit conducted in accordance with Brazilian and International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Opinion on the individual quarterly financial information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying interim financial information included in the Quarterly Financial Information described above were not prepared, in all material respects, in accordance with CPC 21 applicable to the preparation of the Quarterly Financial Information and presented in a manner consistent with the rules of the Brazilian Securities and Exchange Commission (CVM).

ITR – Quarterly Information – March 31, 2011 – BRF – BRASIL FOODS S.A.

INDEPENDENT AUDITOR’S REPORT ON REVIEW OF INTERIM FINANCIAL INFORMATION

Opinion on the consolidated quarterly financial information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying consolidated interim financial information included in the Quarterly Financial Information described above were not prepared, in all material respects, in accordance with CPC 21 and IAS 34 applicable to the preparation of the Quarterly Financial Information and presented in a manner consistent with the rules of the CVM.

Emphasis of matters

Approval of Sadia S.A.’s business combination

As mentioned in note 1 and 36, on July 8, 2009, the Company acquired the control of Sadia S.A. This transaction is under analysis of the Administrative Counsel for Economic Defense (“CADE”) and involved the execution of an Agreement for the Preservation of the Operation Reversibility (“APRO”), until the implementation of the final decision by CADE.

Other matters

Statements of value added

We also examined the individual and consolidated statement of value added (DVA), prepared under management’s responsibility, for the quarter ended on March 31, 2011, for which the disclosure is required by Brazilian corporation laws applicable to publicly-held companies and is an additional information for the IFRS which does not require this disclosure. These statements were submitted to the same review procedures previously described and, based on our review, nothing has come to our attention that would lead us to believe that they have not been prepared, in all its material respects, in accordance with the Quarterly Financial Information taken as whole.

The accompanying financial information has been translated into English for the convenience of readers outside Brazil.

São Paulo, May 13, 2011

KPMG Auditores Independentes

CRC SC-000071/F-8

Danilo Siman Simões

Accountant CRC MG-058180/O-2 S-SC

ITR – Quarterly Information – March 31, 2011 – BRF – BRASIL FOODS S.A.

OPINION OF THE FISCAL COUNCIL

The Fiscal Council of BRF - Brasil Foods S.A., in fulfilling its statutory and corporate functions, examined:

(i)  the special report issued without restrictions by KPMG Auditores Independentes;

(ii) the Report of Management; and

(iii)   the quarterly financial information for the three month period ended on March 31, 2011.

Based on the documents examined and on the explanations provided, the members of the Fiscal Council, undersigned, issued an opinion for the approval of the quarterly financial information identified above.

São Paulo, May 13, 2011.

Attílio Guaspari

President and Financial Expert

Decio Magno Andrade Stochiero

Board Member

Manuela Cristina Lemos Marçal

Board Member

ITR – Quarterly Information – March 31, 2011 – BRF – BRASIL FOODS S.A.

STATEMENT OF EXECUTIVE BOARD ON THE QUARTERLY INFORMATION

In compliance with the provisions of sections V and VI of article 25 of CVM Instruction No. 480/09, the executive board of BRF - Foods Brazil SA, states:

(i)  reviewed, discussed and agreed with the Company's quarterly financial statement for the three month period ended on March 31, 2011; and

(ii) reviewed, discussed and agreed with opinions expressed by the KPMG’s opinion of independent accountant for the Company's quarterly financial information for the three month period  ended on March 31, 2011.

São Paulo, May 13, 2011.

José Antônio do Prado Fay

Chief Executive Officer Director

Nelson Vas Hacklauer

Strategy and M&A Executive Officer

Leopoldo Viriato Saboya

Chief Financial, Administrative and IR Officer

Nilvo Mittanck

Operations and Technology Executive Officer

Antônio Augusto de Toni

Export Market Executive Officer

Gilberto Antônio Orsatto

Human Resources Executive Officer

Fábio Medeiros Martins da Silva

Dairy Product Operations Executive Officer

Luiz Henrique Lissoni

Supply Chain Executive Officer

Wilson Newton de Mello Neto

Corporate Affairs Executive Officer

ITR – Quarterly Information – March 31, 2011 – BRF – BRASIL FOODS S.A.

STATEMENT OF EXECUTIVE BOARD ON THE INDEPENDENT AUDITORS' REPORT

In compliance with the provisions of sections V and VI of article 25 of CVM Instruction No. 480/09, the executive board of BRF - Foods Brazil SA, states:

(i)   reviewed, discussed and agreed with the Company's quarterly financial statement for the three month period ended on March 31, 2011; and

(ii) reviewed, discussed and agreed with opinions expressed by the KPMG’s opinion of independent accountant for the Company's quarterly financial information for the three month period  ended on March 31, 2011.

São Paulo, May 13, 2011.

José Antônio do Prado Fay

Chief Executive Officer Director

Nelson Vas Hacklauer

Strategy and M&A Executive Officer

Leopoldo Viriato Saboya

Chief Financial, Administrative and IR Officer

Nilvo Mittanck

Operations and Technology Executive Officer

Antônio Augusto de Toni

Export Market Executive Officer

Gilberto Antônio Orsatto

Human Resources Executive Officer

Fábio Medeiros Martins da Silva

Dairy Product Operations Executive Officer

Luiz Henrique Lissoni

Supply Chain Executive Officer

Wilson Newton de Mello Neto

Corporate Affairs Executive Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:   May 16, 2011

By:	/s/ Leopoldo Viriato Saboya

	Name:	Leopoldo Viriato Saboya
	Title:	Financial and Investor Relations Director